As filed with the Securities and Exchange Commission on December 12, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACCESS NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	6035	82-0545425
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1800 Robert Fulton Drive, Suite 300

Reston, Virginia 20191

(703) 871-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael W. Clarke

President and Chief Executive Officer

Access National Corporation

1800 Robert Fulton Drive, Suite 300

Reston, Virginia 20191

(703) 871-2100

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Jacob A. Lutz, III, Esq. Seth A. Winter, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1490	Wayne A. Whitham, Jr., Esq. Lee G. Lester, Esq. Williams Mullen 200 S. 10th Street Suite 1600 Richmond, Virginia 23219 (804) 420-6000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $0.835 par value per share	9,596,010	N/A	$259,900,972	$30,122.52

(1)	Represents the estimated maximum number of shares of common stock of Access National Corporation (“Access”) to be issued pursuant to the Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access and Middleburg Financial Corporation (“Middleburg”), based upon 7,207,459 shares of Middleburg common stock outstanding on December 8, 2016.
(2)	Pursuant to Rule 457(f) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate market value of the estimated maximum number of shares of Middleburg common stock to be received by Access in the merger (7,207,459), based upon the average of the high and low sale prices of Middleburg common stock on the NASDAQ Global Market on December 8, 2016 ($36.06).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus does not constitute an offer to sell these securities, nor a solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION – DATED DECEMBER 12, 2016

PROPOSED MERGER – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

The boards of directors of Access National Corporation and Middleburg Financial Corporation have approved a strategic merger in which Middleburg will merge with and into Access. The combined company, which will retain the Access name and initially conduct certain operations under the Middleburg Bank brand, is expected to have approximately $2.7 billion in assets, $2.2 billion in deposits, $1.8 billion in gross loans and $2.5 billion in assets under management and administration. The combined company will operate offices throughout Virginia and rank fifth in deposit market share among Virginia-based banks under $10 billion in assets. We are sending you this document to ask you, as an Access and/or Middleburg shareholder, to approve the merger.

In the merger, each share of Middleburg common stock will be converted into the right to receive 1.3314 shares of Access common stock. Although the number of shares of Access common stock that Middleburg shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Access common stock and will not be known at the time the Middleburg shareholders vote on the merger. Based on the average closing sale price for Access common stock on the NASDAQ Global Market for the twenty trading days ended October 21, 2016 ($24.42), the last trading day before public announcement of the merger, the 1.3314 exchange ratio represented approximately $32.51 in value for each share of Middleburg common stock. The most recent reported closing sale price for Access common stock on December 9, 2016, 2016 was $28.67. The most recent reported closing sale price for Middleburg common stock on December 9, 2016, 2016 was $36.33. Based on the exchange ratio and the number of shares of Middleburg common stock outstanding and reserved for issuance under various stock incentive plans and agreements, the maximum number of shares of Access common stock offered by Access and issuable in the merger is 9,596,011. We urge you to obtain current market quotations for Access (trading symbol “ANCX”) and Middleburg (trading symbol “MBRG”).

Your vote is very important. We are holding special meetings of our respective shareholders to obtain approval of the merger agreement and related plan of merger and related matters as described in the attached joint proxy statement/prospectus. Approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of more than two thirds of the outstanding shares of Access common stock, and the affirmative vote of the holders of a majority of the outstanding shares of Middleburg common stock.

Whether or not you plan to attend the Access or Middleburg special meeting, it is important that your shares be represented at the meeting and your vote recorded. Please take the time to vote by completing and mailing the enclosed proxy card or, for Middleburg shareholders, by voting via the Internet or telephone using the instructions given on the proxy card. Even if you return the proxy card, you may attend the special meeting and vote your shares in person.

The boards of directors of Access and Middleburg unanimously recommend that you vote “FOR” approval of the merger agreement and the related plan of merger and “FOR” the other matters to be considered at each special meeting.

This joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger, and other related matters. Please carefully read this joint proxy statement/prospectus, including the information in the “Risk Factors” section beginning on page [●]. You can also obtain information about Access and Middleburg from documents that each has filed with the Securities and Exchange Commission.

Thank you for your support.

Michael W. Clarke President and Chief Executive Officer Access National Corporation	Gary R. Shook Chief Executive Officer and President Middleburg Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Access or Middleburg, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [●], 201[●] and is first being mailed to shareholders of Access and Middleburg on or about [●], 201[●].

ACCESS NATIONAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [●], 201[●]

A special meeting of the shareholders of Access National Corporation (“Access”) will be held at [●], located at [●], at [●] [●].m. local time, on [●], 201[●] for the following purposes:

1.	To consider and vote on a proposal to approve the Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access and Middleburg Financial Corporation (“Middleburg”), including the related Plan of Merger (together, the “merger agreement”), pursuant to which Middleburg will merge with and into Access, as more fully described in the accompanying joint proxy statement/prospectus (the “Access merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.	To consider and vote on a proposal to adjourn the meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the Access merger proposal (the “Access adjournment proposal”).

3.	To transact such other business as may properly come before the meeting and any adjournments thereof.

All holders of record of Access common stock at the close of business on [●], 201[●] are entitled to notice of and to vote at the meeting and any adjournments thereof.

By Order of the Board of Directors,

Sheila M. Linton

Vice President & Corporate Secretary

[●], 201[●]

The Access board of directors unanimously recommends that you vote “FOR” the Access merger proposal and “FOR” the Access adjournment proposal.

Please promptly vote by completing and returning the enclosed proxy card, whether or not you plan to attend the special meeting. If you attend the meeting in person, you may withdraw your proxy card and vote your shares in person.

MIDDLEBURG FINANCIAL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [●], 201[●]

A special meeting of the shareholders of Middleburg Financial Corporation (“Middleburg”) will be held at [●], located at [●], at [●] [●].m. local time, on [●], 201[●] for the following purposes:

1.	To consider and vote on a proposal to approve the Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access National Corporation (“Access”) and Middleburg, including the related Plan of Merger (together, the “merger agreement”), pursuant to which Middleburg will merge with and into Access, as more fully described in the accompanying joint proxy statement/prospectus (the “Middleburg merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.	To consider and vote on a proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Middleburg’s named executive officers in connection with the merger (the “compensation proposal”).

3.	To consider and vote on a proposal to adjourn the meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the Middleburg merger proposal (the “Middleburg adjournment proposal”).

4.	To transact such other business as may properly come before the meeting and any adjournments thereof.

All holders of record of Middleburg common stock at the close of business on [●], 201[●] are entitled to notice of and to vote at the meeting and any adjournments thereof.

By Order of the Board of Directors,

Jeffrey H. Culver

Senior Executive Vice President, Chief Operating

Officer and Corporate Secretary

[●], 201[●]

The Middleburg board of directors unanimously recommends that you vote “FOR” the Middleburg merger proposal, “FOR” the compensation proposal and “FOR” the Middleburg adjournment proposal.

Please promptly vote by completing and returning the enclosed proxy card, whether or not you plan to attend the special meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If you attend the meeting in person, you may withdraw your proxy card and vote your shares in person.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Access and Middleburg from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference, see “Where You Can Find More Information” on page [●]. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus through the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, through the website of Access at http://www.accessnationalbank.com and the website of Middleburg at http://www.middleburgbank.com or by requesting them in writing or by telephone at the contact information set forth below.

Access National Corporation 1800 Robert Fulton Drive, Suite 300 Reston, Virginia 20191 Telephone: (703) 871-2100 Attention: Sheila M. Linton, Vice President and Corporate Secretary	Middleburg Financial Corporation 111 West Washington Street Middleburg, Virginia 20117 Telephone: (703) 777-6327 Attention: Gary R. Shook, Chief Executive Officer and President

Regan & Associates, Inc. 505 Eighth Avenue – Suite 800 New York, New York 10018 Attention: Artie Regan Telephone: (800) 737-3426

Information contained on the websites of Access or Middleburg, or any subsidiary of Access or Middleburg, does not constitute part of this joint proxy statement/prospectus and is not incorporated into other filings that Access or Middleburg makes with the SEC.

If you would like to request documents from Access or Middleburg, please do so by [●], 201[●] in order to receive timely delivery of the documents before the special meetings.

In this joint proxy statement/prospectus, Access National Corporation is referred to as “Access” and Middleburg Financial Corporation is referred to as “Middleburg.” The merger of Middleburg with and into Access is referred to as the “merger,” and the Agreement and Plan of Reorganization, dated as of October 21, 2016, between Access and Middleburg, including the related Plan of Merger to be filed with the State Corporation Commission of the Commonwealth of Virginia (along with the articles of merger), is referred to as the “merger agreement,” a copy of which is attached as Appendix A to this joint proxy statement/prospectus. Access’s proposal to approve the merger agreement is referred to as the “Access merger proposal.” Access’s proposal to adjourn its special meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the Access merger proposal is referred to as the “Access adjournment proposal.” Middleburg’s proposal to approve the merger agreement is referred to as the “Middleburg merger proposal.” Middleburg’s proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Middleburg’s named executive officers in connection with the merger is referred to as the “compensation proposal.” Middleburg’s proposal to adjourn its special meeting, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meeting to approve the Middleburg merger proposal is referred to as the “Middleburg adjournment proposal.” The special meeting of shareholders of Access and the special meeting of shareholders of Middleburg are sometimes referred to collectively as the “special meetings.”

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(continued)

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the special meetings and the merger. They may not include all of the information that is important to Access and Middleburg shareholders. We urge shareholders to read carefully this joint proxy statement/prospectus, including the appendices and other documents referred to herein.

Q:	What is the merger?

A:	Access and Middleburg have entered into the merger agreement whereby Middleburg will merge with and into Access, with Access being the surviving company. As a result of the merger, Middleburg shareholders will receive Access common stock in exchange for their Middleburg common stock. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

We currently expect to complete the merger during the second quarter of 2017. Following completion of the merger, it is expected that Middleburg Bank, Middleburg’s wholly-owned bank subsidiary, will merge with and into Access National Bank, Access’s wholly-owned bank subsidiary, also during the second quarter of 2017 (referred to sometimes as the “subsidiary bank merger”).

Q:	What will Middleburg shareholders receive in the merger?

A:	In the proposed merger, holders of Middleburg’s common stock will receive 1.3314 shares of common stock of Access for each of their shares of Middleburg common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Access shareholders will continue to own their existing shares, which will not be affected by the merger.

Q:	Why am I receiving these materials?

A:	Access and Middleburg are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. We are sending you these materials to solicit your proxy and help you decide how to vote your shares of Access common stock or Middleburg common stock at the special meetings. Access and Middleburg shareholders will be asked in separate company proposals to approve the Access merger proposal and the Middleburg merger proposal, respectively. Middleburg shareholders will also be asked to approve the compensation proposal.

Q:	What do I need to do now to vote my shares?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the Access or Middleburg special meeting, as applicable. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	How do I vote?

A:	By mail. You may vote before the Access or Middleburg special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

By the Internet or Telephone. If you are a record holder of Middleburg common stock, you can also appoint the proxies to vote your shares for you by going to the Internet website (www.proxyvote.com) or by calling (800) 690-6903. When you are prompted for your “control number,” enter the number printed just above your name on the enclosed proxy card, and then follow the instructions provided. You may vote by the Internet or telephone only until [●] Eastern Time on [●], which is the day of the Middleburg special meeting.

In Person. You may also cast your vote in person at the respective company’s special meeting. See below for the date, time and place of the Access and Middleburg special meetings. If your shares are held in “street name,” through a broker, bank or other nominee, that entity will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote in person at the special meetings will need to present a proxy from the entity that holds the shares.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me if I do not provide instructions on how to vote my shares?

A:	Your broker or other nominee does not have authority to vote on the proposals described in this joint proxy statement/prospectus if you do not provide instructions to it on how to vote. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q:	When and where is the Access special meeting of shareholders?

A:	The special meeting of Access shareholders will be held at [●] local time, on [●] at [●], located at [●].

Q:	When and where is the Middleburg special meeting of shareholders?

A:	The special meeting of Middleburg shareholders will be held at [●] local time, on [●] at [●], located at [●].

Q:	What vote is required to approve each proposal at the Access special meeting?

A:	The Access merger proposal requires the affirmative vote of more than two thirds of the outstanding shares of Access common stock entitled to vote on the proposal.

The Access adjournment proposal requires the affirmative vote of at least a majority of the shares voted on the proposal, whether or not a quorum is present.

Q:	What vote is required to approve each proposal at the Middleburg special meeting?

A:	The Middleburg merger proposal requires the affirmative vote of a majority of the outstanding shares of Middleburg common stock entitled to vote on the proposal.

The compensation proposal, to be approved on an advisory basis only, requires the affirmative vote of at least a majority of the shares voted on the proposal.

The Middleburg adjournment proposal requires the affirmative vote of at least a majority of the shares voted on the proposal, whether or not a quorum is present.

Q:	What if I do not vote on the merger proposals?

A:	If you are an Access shareholder. With respect to the Access merger proposal, if you fail to vote or fail to instruct your broker or other nominee how to vote, your failure to vote will have the same effect as a vote against the Access merger proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the Access merger proposal. If you are a shareholder of record of common stock and you sign and return your proxy card but do not indicate how you want to vote on the Access merger proposal, your proxy will be counted as a vote in favor of the proposal.

If you are a Middleburg shareholder. With respect to the Middleburg merger proposal, if you fail to vote or fail to instruct your broker or other nominee how to vote, your failure to vote will have the same effect as a vote against the Middleburg merger proposal. If you respond with an “abstain” vote, your proxy will have the same effect as a vote against the Middleburg merger proposal. If you are a shareholder of record of common stock and you sign and return your proxy card but do not indicate how you want to vote on the Middleburg merger proposal, your proxy will be counted as a vote in favor of the proposal.

Q:	May I change my vote after I have delivered my proxy card or voting instructions?

A:	Yes. If you are a shareholder of record of common stock, you may change your vote at any time before your proxy is voted at the applicable special meeting. You may do this in any of the following ways:

•	by sending a notice of revocation to either the Access corporate secretary or the Middleburg corporate secretary, as the case may be;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	if you are a Middleburg shareholder, by voting via the Internet or telephone any time after delivering your proxy card or voting instructions via the Internet or telephone; or

•	by attending the Access or Middleburg special meeting and voting in person; your attendance alone will not revoke any proxy.

If you choose either of the first two methods, your notice or new proxy card must be actually received before the voting takes place at the applicable special meeting.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information regarding how to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger to Middleburg shareholders?

A:	The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In connection with the filing of the registration statement of which this document forms a part, Troutman Sanders LLP has delivered to Access, and Williams Mullen, a Professional Corporation (Richmond, Virginia) (“Williams Mullen”) has delivered to Middleburg, their respective opinions that, for U.S. federal income tax purposes, the merger will qualify as a reorganization. Accordingly, a holder of Middleburg common stock generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of the holder’s shares of Middleburg common stock for shares of Access common stock pursuant to the merger, except with respect to any cash received instead of fractional shares of Access common stock. For greater detail, see “Material U.S. Federal Income Tax Consequences” beginning on page [●]. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q:	Do I have dissenters’ or appraisal rights?

A:	No. Under Virginia law, shareholders of Access and Middleburg are not entitled to exercise dissenters’ or appraisal rights in connection with the merger.

Q:	If I am a Middleburg shareholder with shares represented by stock certificates, should I send in my Middleburg stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card.

If you are a holder of Middleburg stock, you will receive written instructions from the exchange agent within five business days after the merger is completed on how to exchange your Middleburg stock certificates for shares of Access common stock issued on book-entry form or, if you elect, an Access stock certificate, and your check in lieu of any fractional shares of Access common stock.

Q:	What should I do if I hold my shares of Middleburg common stock in book-entry form?

A:	After the completion of the merger, Access will send you instructions on how to exchange your shares of Middleburg common stock held in book-entry form for shares of Access common stock in book-entry form and receive your check in lieu of fractional shares of Access common stock.

Q:	What happens if I sell or transfer ownership of shares of Middleburg common stock after the record date for the Middleburg special meeting?

A:	The record date for the Middleburg special meeting is earlier than the expected date of completion of the merger. Therefore, if you sell or transfer ownership of your shares of Middleburg common stock after the record date for the Middleburg special meeting, but prior to completion of the merger, you will retain the right to vote at the Middleburg special meeting, but the right to receive the merger consideration will transfer with the shares of Middleburg common stock.

Q:	Who should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the joint proxy statement/prospectus or the enclosed proxy card:

•	if you are an Access shareholder, you should contact Access’s Corporate Secretary by calling (703) 871-2100 or by writing to Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, Attention: Corporate Secretary . You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Access’s proxy solicitor, at 505 Eighth Avenue – Suite 800, New York, New York 10018 or (800) 737-3426.

•	if you are a Middleburg shareholder, you should contact Middleburg’s investor relations department by calling (703) 777-6327 or by writing to Middleburg Financial Corporation, 111 West Washington Street, Middleburg, Virginia 20117, Attention: Investor Relations.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. We urge you to read carefully the joint proxy statement/prospectus and the other documents to which this joint proxy statement/prospectus refers to understand fully the merger and the other matters to be considered at the special meetings. See “Where You Can Find More Information” beginning on page [●]. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (page [●])

Access and Middleburg are proposing a combination of our companies through a merger of Middleburg with and into Access, pursuant to the terms and conditions of the merger agreement. The parties expect to complete the merger during the second quarter of 2017. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement because it is the legal document that governs the merger.

If the merger is completed, it is expected that Middleburg Bank, the wholly-owned subsidiary of Middleburg, will merge with and into Access National Bank, the wholly-owned bank subsidiary of Access, following the merger with Access National Bank being the surviving bank. The parties expect to complete the subsidiary bank merger during the second quarter of 2017.

Consideration to be Received in the Merger by Middleburg Shareholders (page [●])

In the proposed merger, holders of Middleburg common stock will receive 1.3314 shares of Access common stock for each of their shares of Middleburg common stock outstanding on the effective date of the merger and cash in lieu of any fractional shares. The number of shares of Access common stock delivered for each share of Middleburg common stock in the merger is referred to as the “exchange ratio.” This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Based on the average closing price of Access’s common stock for the twenty trading days ended October 21, 2016 ($24.42), the 1.3314 exchange ratio represented approximately $32.51 in value for each share of Middleburg common stock or $233.1 million in the aggregate. Based on the average closing price of Access’s common stock for the twenty trading days ended December 9, 2016, the last trading day before the date of this joint proxy statement/prospectus, the 1.3314 exchange ratio represented approximately $36.59 in value for each share of Middleburg common stock or $263.7 million in the aggregate. It is expected that existing holders of Middleburg common stock will own approximately 47.4% of Access’s common stock, on a fully diluted basis, after the merger.

Shares of Access common stock held by Access shareholders will remain unchanged in the merger. It is expected that existing holders of Access common stock will own approximately 52.6% of Access’s outstanding common stock, on a fully diluted basis, after the merger.

Treatment of Middleburg Stock Options and Restricted Stock Awards (page [●])

Stock Options. In the merger, each outstanding Middleburg stock option will be cancelled for a cash payment equal to the product of (i) the difference between the closing sale price of Middleburg common stock on the trading day immediately preceding the effective date of the merger and the per share exercise price of the stock option, and (ii) the number of shares of Middleburg common stock subject to such stock option.

Restricted Stock Awards. In the merger, all outstanding Middleburg restricted stock awards which are unvested or contingent will, pursuant to the terms of each such award, vest in full immediately prior to the merger and be converted into unrestricted shares of Access common stock based on the exchange ratio.

Dividend Information (page [●])

Access is currently paying a quarterly cash dividend on shares of its common stock at a rate of $0.15 per share. Access has no current intention to change its dividend strategy of paying a quarterly cash dividend, but has and will continue to evaluate that decision based on a quarterly review of earnings, growth, capital and such other factors that the Access board of directors considers relevant to the dividend decision process. Middleburg currently pays a quarterly cash dividend on shares of its common stock at a rate of $0.13 per share.

Material U.S. Federal Income Tax Consequences (page [●])

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this document forms a part, Troutman Sanders LLP has delivered to Access, and Williams Mullen has delivered to Middleburg, their respective opinions (Exhibits 8.1 and 8.2, respectively) to that effect. Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences” (page [●]), for U.S. federal income tax purposes, the merger generally will be tax-free to Middleburg shareholders as to the shares of Access common stock they receive in the merger. However, Middleburg shareholders may recognize gain or loss in connection with cash received instead of any fractional shares of Access common stock they would otherwise be entitled to receive. Additionally, it is a condition to Middleburg’s and Access’s obligations to complete the merger that they each receive a legal opinion that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions, however, will not bind the Internal Revenue Service, which could take a different view.

The tax consequences of the merger to you will depend on your own situation and the consequences described in this joint proxy statement/prospectus may not apply to you. Middleburg shareholders will also be required to file certain information with their federal income tax returns and to retain certain records with regard to the merger. In addition, you may be subject to state, local or foreign tax laws and consequences that are not addressed in this joint proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For greater detail, see “Material U.S. Federal Income Tax Consequences” beginning on page [●].

Access’s Board of Directors Unanimously Recommends that Access Shareholders Vote “FOR” the Access Merger Proposal and “FOR” the Access Adjournment Proposal (page [●])

Access’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Access and its shareholders and has approved the merger agreement. The Access board of directors unanimously recommends that Access shareholders vote “FOR” the Access merger proposal and “FOR” the Access adjournment proposal. In making its recommendations, a number of substantive reasons were considered by the Access board, including, among others: (i) the expectation that the merger will create a $2.7 billion-asset bank ranked fifth in deposit market-share among Virginia-based banks under $10 billion in assets; (ii) the belief that the merger will allow the combined company to more effectively and efficiently navigate the challenges and costs associated with becoming a larger financial institution; (iii) the expectation that the combined company will have increased resources to invest in future growth opportunities in comparison to Access on a stand-alone basis; (iv) the complementary nature of Middleburg’s business, operations and proficiencies with those of Access; and (v) the opportunities for greater efficiencies from conducting Access’s and Middleburg’s operations as part of a single enterprise. For additional discussion of the factors considered by Access’s board of directors in reaching its decision to approve the merger agreement, see “The Merger – Access’s Reasons for the Merger; Recommendation of Access’s Board of Directors.”

Middleburg’s Board of Directors Unanimously Recommends that Middleburg Shareholders Vote “FOR” the Middleburg Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Middleburg Adjournment Proposal (page [●])

Middleburg’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Middleburg and its shareholders and has unanimously approved the merger agreement. The Middleburg board of directors unanimously recommends that Middleburg shareholders vote “FOR” the Middleburg merger proposal, “FOR” the compensation proposal and “FOR” the Middleburg adjournment proposal. In making its recommendations, a number of substantive reasons were considered by the Middleburg board, including, among others: (i) the expectation that the merger will create a $2.7 billion-asset bank ranked fifth in deposit market-share among Virginia-based banks under $10 billion in assets; (ii) Middleburg’s historical financial performance, prospects for the future, projected financial results and alternatives for loan growth on a stand-alone basis, and the belief that the combined company will have increased resources and ability to accelerate growth in comparison to Middleburg on a stand-alone basis; (iii) the potential for Middleburg’s shareholders to benefit from the combined company’s expected profitability and potential for growth and stock appreciation; (iv) the expected increase in cash dividend payments to be received by Middleburg’s shareholders, as shareholders of Access following the merger; and (v) the belief that the combined company will be able to more effectively and efficiently navigate the challenges of the current and prospective economic, regulatory and competitive environments facing Middleburg and the financial services industry generally. For additional discussion of the factors considered by Middleburg’s board of directors in reaching its decision to approve the merger agreement, see “The Merger – Middleburg’s Reasons for the Merger; Recommendation of Middleburg’s Board of Directors.”

Opinion of Access’s Financial Advisor (page [●])

In considering whether to approve the merger, Access’s board of directors considered the opinion of its financial advisor, FBR Capital Markets & Co. (“FBR”), which delivered to Access’s board of directors its oral opinion on October 20, 2016, which was subsequently confirmed in writing, that as of such date the exchange ratio was fair to Access from a financial point of view. A copy of the FBR’s written fairness opinion, dated October 21, 2016, is attached to this joint proxy statement/prospectus as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by FBR in providing its opinion. The opinion of FBR has not been updated prior to the date of this joint proxy statement/prospectus and does not reflect any change in circumstances after October 21, 2016.

FBR’s opinion is directed to Access’s board of directors, addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Access, and does not address any other aspect of the merger. FBR’s opinion does not constitute a recommendation to any Access shareholder as to how to vote or act with respect to the merger or any matter considered at the Access special meeting.

Opinion of Middleburg’s Financial Advisor (page [●])

In connection with the merger, Middleburg’s board of directors received the opinion of Middleburg’s financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), which delivered to Middleburg’s board of directors its oral opinion, which was subsequently confirmed in writing on October 20, 2016, to the effect that, as of such date, the exchange ratio was fair to the holders of Middleburg common stock from a financial point of view. A copy of the written opinion, dated October 20, 2016, is attached to this joint proxy statement/prospectus as Appendix C. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. The opinion of Sandler O’Neill has not been updated prior to the date of this joint proxy statement/prospectus and does not reflect any change in circumstances after October 20, 2016.

Sandler O’Neill’s opinion is directed to Middleburg’s board of directors, addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Middleburg common stock, and does not address any other aspect of the merger. Sandler O’Neill’s opinion does not constitute a recommendation to any Middleburg shareholder as to how to vote or act with respect to the merger or any matter considered at the Middleburg special meeting.

The Parties to the Merger (pages [●] and [●])

Access National Corporation

Access National Corporation is a bank holding company organized under the laws of the Commonwealth of Virginia and headquartered in Reston, Virginia. Access owns all of the stock of its subsidiary bank, Access National Bank, which is an independent commercial bank chartered under federal law as a national banking association. Access National Bank provides credit, deposit, mortgage services and wealth management services to middle market commercial businesses and associated professionals, primarily in the greater Washington, D.C. Metropolitan Area. Access National Bank operates from six banking centers located in Virginia: Chantilly, Tysons, Reston, Leesburg, Manassas and Alexandria, and the mortgage division of Access National Bank operates offices in Virginia, Indiana, Tennessee, Maryland, and Georgia. A seventh banking center located in Arlington, Virginia is planned to be opened during the first quarter of 2017.

As of September 30, 2016, Access had total consolidated assets of approximately $1.4 billion, total consolidated loans, net of unearned income, of approximately $966.5 million, total consolidated deposits through Access National Bank of approximately $1.1 billion, and consolidated shareholders’ equity of approximately $121.3 million.

The principal executive offices of Access are located at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, and its telephone number is (703) 871-2100.

Middleburg Financial Corporation

Middleburg Financial Corporation is a bank holding company organized under the laws of the Commonwealth of Virginia and headquartered in Middleburg, Virginia. Middleburg owns all of the stock of its subsidiary bank, Middleburg Bank, and of Middleburg Investment Group, Inc. Middleburg Bank is a commercial bank chartered under the laws of the Commonwealth Virginia and offers a wide range of banking products and services to individuals and businesses primarily located in the Virginia counties of Loudoun, Fairfax, Fauquier and Prince William and the Virginia cities of Richmond and Williamsburg through twelve full service branches and one limited service facility. Middleburg Investment Group, Inc. owns all of the stock of its subsidiary, Middleburg Trust Company, which is a trust company chartered under the laws of the Commonwealth of Virginia and is headquartered in Richmond, Virginia, and offers a wide range of wealth management, fiduciary and trust services to individual, institutional and foundation clients.

As of September 30, 2016, Middleburg had total consolidated assets of approximately $1.3 billion, total consolidated loans, net of unearned income, of approximately $845.9 million, total consolidated deposits through Middleburg Bank of approximately $1.1 billion, and consolidated shareholders’ equity of approximately $128.9 million. As of September 30, 2016, Middleburg Trust Company had approximately $2.01 billion in assets under management or administration.

The principal executive offices of Middleburg are located at 111 West Washington Street, Middleburg, Virginia 20117, and its telephone number is (703) 777-6327.

Regulatory Approvals (page [●])

Access and Middleburg cannot complete the merger without prior approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Virginia State Corporation Commission (the “Virginia SCC”). Once the Federal Reserve approves the merger, we have to wait from 15 to 30 days before we can complete it. During that time, the Department of Justice may challenge the merger. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. While we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

Conditions to Completion of the Merger (page [●])

Access’s and Middleburg’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Access merger proposal and the Middleburg merger proposal by Access and Middleburg shareholders, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	the effectiveness of Access’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part;

•	approval from the NASDAQ Stock Market for the listing on the NASDAQ Global Market of the shares of common stock of Access to be issued in the merger;

•	the absence of any order, decree or injunction of any court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement (subject to certain limited exceptions);

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•	the effectiveness of employment agreements with respect to the employment following the merger of Messrs. Shook, Culver and Hartley by Access or certain of its subsidiaries, a general release for Messrs. Shook, Culver and Hartley, and a separation agreement with respect to the termination of Mr. Mehra’s employment;

•	maintenance by each party of minimum tangible equity as required under the merger agreement; and

•	the receipt by each party from its respective outside legal counsel of a written legal opinion to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Where the merger agreement and/or law permits, Access and Middleburg could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Timing of the Merger (page [●])

Access and Middleburg expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including after shareholder approvals are received at the respective special meetings of Access and Middleburg and the receipt of all required regulatory approvals. We currently expect to complete the merger during the second quarter of 2017. However, it is possible that factors outside of either party’s control could require us to complete the merger at a later time or not to complete it at all.

Interests of Certain Middleburg Directors and Executive Officers in the Merger (page [●])

Some of the directors and executive officers of Middleburg have interests in the merger that differ from, or are in addition to, their interests as shareholders of Middleburg. These interests exist because of, among other things, employment agreements that the officers entered into with Middleburg, rights that these officers and directors have under Middleburg’s benefit plans including equity plans (i.e., the acceleration of vesting of restricted stock awards), arrangements to continue as employees and directors of Access, Access National Bank and certain of Access’s other subsidiaries following the merger (including potential arrangements), and rights to indemnification and directors’ and officers’ liability insurance following the merger. These interests include the following, which have been calculated where applicable using assumptions set forth in “The Merger – Interests of Certain Middleburg Directors and Executive Officers in the Merger”, on page [●]:

•	Change of control benefits to be paid by Access to Gary R. Shook, president and chief executive officer of Middleburg, under his employment agreement with Middleburg when his employment agreement is terminated simultaneous with the closing of the merger. The total value of the change of control benefits to which Mr. Shook is entitled under his employment agreement is approximately $1,492,935, and the value associated with accelerated vesting of his unvested restricted stock awards is approximately $1,250,137, assuming in both cases the merger was completed on November 30, 2016 (although such benefits will be reduced to the extent necessary to avoid imposition of an excise tax under Sections 280G and 4999 of the Code).

•	Change of control benefits to be paid by Access to Jeffrey H. Culver, senior executive vice president and chief operating officer of Middleburg, under his employment agreement with Middleburg when his employment agreement is terminated simultaneous with the closing of the merger. The total value of the change of control benefits to which Mr. Culver is entitled under his employment agreement is approximately $717,520, and the value associated with accelerated vesting of his unvested restricted stock awards is approximately $1,022,287, assuming in both cases the merger was completed on November 30, 2016 (although such benefits will be reduced to the extent necessary to avoid imposition of an excise tax under Sections 280G and 4999 of the Code). In addition, Mr. Culver will receive a cash payment of approximately $83,096, in connection with the cancellation of outstanding Middleburg stock options.

•

Change of control benefits to be paid by Access to David L. Hartley, president and chief executive officer of Middleburg Investment Group, under his employment agreement with Middleburg Investment Group when his employment agreement is terminated simultaneous with the closing of the merger. The total value of the change of control benefits to which Mr. Hartley is entitled under his employment agreement is approximately $440,750, and the value associated with accelerated vesting of his unvested restricted stock awards is approximately $470,890, assuming in both cases the merger was completed on November 30, 2016.

•	Change of control benefits to be paid by Access to Rajesh Mehra, chief financial officer of Middleburg, under his employment agreement with Middleburg when his employment agreement and his employment with Middleburg is terminated simultaneous with the closing of the merger. The total value of the change of control benefits to which Mr. Mehra is entitled under his employment agreement is approximately $555,410, and the value associated with accelerated vesting of his unvested restricted stock awards is approximately $543,043, assuming in both cases the merger was completed on November 30, 2016. In addition, Mr. Mehra will receive a cash payment of approximately $81,900, in connection with the cancellation of outstanding Middleburg stock options.

•	Accelerated vesting of unvested restricted stock awards held by Mark A. McLean, having an aggregate value of approximately $243,040, assuming the merger was completed on November 30, 2016.

•	A new employment agreement between Access National Bank, Middleburg Investment Group, Inc., Middleburg Trust Company and Gary R. Shook, pursuant to which Mr. Shook will serve as chairman and chief executive officer of Middleburg Investment Group, Inc., chairman of Middleburg Trust Company and president of Middleburg Bank, an operating division of Access National Bank, upon completion of the merger and will receive, among other benefits, an annual base salary of $400,000.

•	A new employment agreement between Access National Bank and Jeffrey H. Culver, pursuant to which Mr. Culver will serve as executive vice president and chief operating officer of Access National Bank upon completion of the merger and will receive, among other benefits, an annual base salary of $320,000.

•	A new employment agreement between Middleburg Investment Group, Inc., Middleburg Trust Company and David L. Hartley, pursuant to which Mr. Hartley will serve as president of Middleburg Investment Group, Inc. and president and chief executive officer of Middleburg Trust Company upon completion of the merger and will receive, among other benefits, an annual base salary of $220,375.

•	The appointment, as provided under the terms of the merger agreement, of six current directors of Middleburg to become directors of Access following the merger. One of the six such Middleburg directors, John C. Lee, IV, current chairman of Middleburg’s board of directors, will serve as chairman of Access’ board of directors. Non-employee members of the board of directors of Access currently receive an annual retainer of $36,000 each for the fiscal year 2016 and the chairman of Access’s board of directors currently receives an annual retainer of $12,000, in each case payable monthly, and also are eligible to receive annual incentive awards.

•	Access has agreed to indemnify the officers and directors of Middleburg against certain liabilities arising before the effective date of the merger. Access has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Middleburg’s existing directors’ and officers’ liability insurance, for the current officers and directors of Middleburg, subject to a cap on the cost of such policy equal to 300% of Middleburg current annual premium.

The members of the Middleburg board of directors knew about these additional interests and considered them when they approved the merger agreement and the merger. See “The Merger – Interests of Certain Middleburg Directors and Executive Officers in the Merger”, on page [●].

Interests of Certain Middleburg Shareholders in the Merger (page [●])

Access and Middleburg entered into a voting and standstill agreement with David L. Sokol and the David L. Sokol Revocable Trust simultaneous with entry into the merger agreement. Pursuant to the voting and standstill agreement, Access will reimburse Mr. Sokol and the trust for certain of his out-of-pocket fees, costs and expenses up to $500,000. In addition, Middleburg and Access agreed to indemnify Mr. Sokol and his representatives to the maximum extent possible under applicable law in connection with the merger and the merger agreement, in each case except to the extent relating to any willful misconduct, actual fraud or criminal conduct of Mr. Sokol and his representatives.

No Solicitation (page [●])

Access and Middleburg have agreed that each party will not directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals with respect to any “acquisition proposal” (as defined in the merger agreement); or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition proposal.

The merger agreement does not, however, prohibit Access or Middleburg from considering an unsolicited bona fide acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (page [●])

The merger agreement may be terminated, and the merger abandoned, by Access and Middleburg at any time before the merger is completed if the boards of directors of both parties vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

•	by the board of directors of Access or Middleburg if the merger has not been completed by September 30, 2017, unless the failure to complete the merger by such time was caused by a failure to perform an obligation under the merger agreement by the terminating party;

•	by the board of directors of Access or Middleburg if any required regulatory approval has been denied by the relevant governmental authority or any governmental authority has issued an injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated in the merger agreement;

•	by the board of directors of Access or Middleburg if there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach is not cured within 30 days following written notice to the breaching party or by its nature cannot be cured within such time period;

•	by the board of directors of Access at any time before the holders of Middleburg common stock approve the merger agreement and the merger if (i) Middleburg’s board of directors (a) fails to recommend to the Middleburg shareholders that they approve the Middleburg merger proposal, or (b) withholds, withdraws or modifies in any manner adverse to Access, or proposes publicly to withhold, withdraw or modify in any manner adverse to Access, the approval, recommendation or declaration of advisability with respect to the Middleburg merger proposal; or (ii) Middleburg fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Middleburg merger proposal or its obligations regarding the non-solicitation of other competing offers;

•	by the board of directors of Access or Middleburg if Middleburg shareholders do not approve the Middleburg merger proposal;

•	by the board of directors of Middleburg at any time before the holders of Access common stock approve the merger agreement and the merger if (i) Access’s board of directors (a) fails to recommend to the Access shareholders that they approve the Access merger proposal, or (b) withholds, withdraws or modifies in any manner adverse to Middleburg, or proposes publicly to withhold, withdraw or modify in any manner adverse to Middleburg, the approval, recommendation or declaration of advisability with respect to the Access merger proposal; or (ii) Access fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Access merger proposal or its obligations regarding the non-solicitation of other competing offers;

•	by the board of directors of Access or Middleburg if Access shareholders do not approve the Access merger proposal;

•	by the board of directors of Access if it has approved the entering into of a definitive agreement to accept a “superior proposal” (as defined in the merger agreement), provided Access pays to Middleburg the termination fee described below; or

•	by the board of directors of Middleburg if it has approved the entering into of a definitive agreement to accept a superior proposal, provided Middleburg pays to Access the termination fee.

Termination Fee and Expenses (page [●])

Access or Middleburg must pay the other a termination fee of $9.9 million if the merger agreement is terminated by either party under certain specified circumstances. The termination and payment circumstances are more fully described elsewhere in this joint proxy statement/prospectus. See “The Merger Agreement – Termination Fee” on page [●] and in Article 7 of the merger agreement.

In general, whether or not the merger is completed, Access and Middleburg will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus and all filing fees paid to the SEC and other governmental authorities.

The Access Special Meeting (page [●])

The Access special meeting will be held on [●], 201[●] at [●] local time, at [●], located at [●].

At the special meeting the shareholders of Access will be asked to vote on the following matters:

•	the Access merger proposal; and

•	the Access adjournment proposal.

The Middleburg Special Meeting (page [●])

The Middleburg special meeting will be held on [●], 201[●] at [●] local time, at [●], located at [●].

At the special meeting the shareholders of Middleburg will be asked to vote on the following matters:

•	the Middleburg merger proposal;

•	the compensation proposal; and

•	the Middleburg adjournment proposal.

Record Date and Votes Required – Access Special Meeting (page [●])

You can vote at the Access special meeting of shareholders if you owned Access common stock at the close of business on [●], 201[●]. On that date, Access had [●] shares of common stock outstanding and entitled to vote. For each proposal presented at the Access special meeting, a shareholder can cast one vote for each share of Access common stock owned on the record date.

The votes required to approve the proposals at the Access special meeting are as follows:

•	The Access merger proposal requires the affirmative vote of more than two thirds of the outstanding shares of Access common stock entitled to vote on the proposal.

•	The Access adjournment proposal requires the affirmative vote of a majority of the shares voted on the proposal, whether or not a quorum is present.

Record Date and Votes Required – Middleburg Special Meeting (page [●])

You can vote at the Middleburg special meeting of shareholders if you owned Middleburg common stock at the close of business on [●], 201[●]. On that date, Middleburg had [●] shares of common stock outstanding and entitled to vote. For each proposal presented at the Middleburg special meeting, a shareholder can cast one vote for each share of Middleburg common stock owned on the record date.

The votes required to approve the proposals at the Middleburg special meeting are as follows:

•	The Middleburg merger proposal requires the affirmative vote of a majority of the outstanding shares of Middleburg common stock entitled to vote on the proposal.

•	Approval of the compensation proposal, to be obtained on an advisory basis only, requires the affirmative vote of at least a majority of the shares voted on the proposal.

•	The Middleburg adjournment proposal requires the affirmative vote of a majority of the shares voted on the proposal, whether or not a quorum is present.

Affiliate Agreements and Voting by Access and Middleburg Directors and Executive Officers (page [●])

Each of Access’s directors and executive officers has agreed, subject to several conditions and exceptions, to vote all shares of Access common stock over which he or she has sole voting and investment power in favor of the Access merger proposal. As of [●], 201[●], the record date for the Access special meeting, directors and executive officers of Access and their affiliates owned and are entitled to vote [●] shares of Access common stock, or approximately [●]% of the total voting power of the shares of Access common stock outstanding on that date, of which [●] shares or [●]% of the total voting power of the shares of Access common stock outstanding on that date are subject to an affiliate agreement.

Each of Middleburg’s directors and executive officers has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Middleburg common stock over which he or she has sole voting and investment power in favor of the Middleburg merger proposal. As of [●], 201[●], the record date for the Middleburg special meeting, directors and executive officers of Middleburg and their affiliates owned and are entitled to vote [●] shares of Middleburg common stock, or approximately [●]% of the total voting power of the shares of Middleburg common stock outstanding on that date, of which [●] shares or [●]% of the total voting power of the shares of Middleburg common stock outstanding on that date are subject to an affiliate agreement.

Voting and Standstill Agreement by Certain Shareholders of Middleburg (page [●])

David L. Sokol, Middleburg’s largest shareholder, and a trust of which Mr. Sokol is the sole trustee, entered into a voting and standstill agreement with Middleburg and Access pursuant to which Mr. Sokol and the trust have agreed to vote all shares of Middleburg common stock beneficially owned by them, among other things, in favor of the merger and against any competing acquisition proposal. Mr. Sokol and the trust have also agreed not to sell or otherwise transfer any shares of Middleburg common stock subject to the voting and standstill agreement, and not to solicit proxies to vote shares of Middleburg common stock or make any public announcement regarding a competing acquisition proposal, in each case before the effective date of the merger or termination of the merger agreement. Mr. Sokol has also agreed to not solicit, initiate or knowingly encourage or facilitate any competing acquisition proposal. As of [●], 201[●], the record date for the Middleburg special meeting, Mr. Sokol and the trust owned and are entitled to vote 2,103,008 shares of Middleburg common stock, or approximately [●]% of the total voting power of the shares of Middleburg common stock outstanding on that date, and all such shares of Middleburg common stock are subject to the voting and standstill agreement.

For additional discussion of the voting and standstill agreement, see “The Merger Agreement – The Voting and Standstill Agreement.”

No Appraisal or Dissenters’ Rights (page [●])

Under Virginia law, the shareholders of Access and Middleburg are not entitled to appraisal or dissenters’ rights in connection with the merger.

Shareholders of Access and Middleburg Have Different Rights (page [●])

Access and Middleburg are Virginia corporations governed by the Virginia Stock Corporation Act (the “Virginia SCA”). In addition, the rights of Access and Middleburg shareholders are governed by their respective articles of incorporation and bylaws. Upon completion of the merger, Middleburg shareholders will become shareholders of Access, and as such their shareholder rights will then be governed by the articles of incorporation and bylaws of Access and by the Virginia SCA. The rights of shareholders of Access differ in certain respects from the rights of shareholders of Middleburg.

The Merger Will Be Accounted for Under the Acquisition Method of Accounting (page [●])

Access will use the acquisition method of accounting to account for the merger.

Listing of Access Common Stock (page [●])

Access will list the shares of common stock to be issued in the merger on the NASDAQ Global Market.

Market Prices and Share Information (page [●])

Access’s common stock is listed on the NASDAQ Global Market under the symbol “ANCX” and Middleburg’s common stock is listed on the NASDAQ Capital Market under the symbol “MBRG.” The following table sets forth the closing sale prices per share of Access common stock as reported on the NASDAQ Global Market and of Middleburg common stock on the NASDAQ Capital Market on October 21, 2016, the last trading day before we announced the signing of the merger agreement, and on December 9, 2016, the last trading day before the date of this joint proxy statement/prospectus.

	Access Common Stock	Middleburg Common Stock	Implied Value of One Share of Middleburg Common Stock
October 21, 2016	$26.61	$27.59	$35.43
December 9, 2016	$28.67	$36.33	$38.17

Access cannot assure Middleburg shareholders that its stock price will continue to trade at or above, as applicable, the prices shown in the table above. You should obtain current stock price quotations for Access common stock and Middleburg common stock from a newspaper, via the Internet or by calling your broker.

Risk Factors (page [●])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors under “Risk Factors.”

SELECTED HISTORICAL FINANCIAL DATA OF ACCESS

The following tables set forth certain of Access’ consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015 and as of and for the nine months ended September 30, 2016 and 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Access’ audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2016 and 2015 is derived from Access’ unaudited consolidated financial statements. In Access’ opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2016.

The selected historical financial data below is only a summary and should be read in conjunction with the consolidated financial statements that are incorporated by reference into this joint proxy statement/prospectus and their accompanying notes.

Access National Corporation

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Amounts in thousands)
Results of Operations:
Interest and dividend income	$37,095	$32,219	$43,666	$38,501	$35,876	$36,716	$35,167
Interest expense	4,641	2,873	4,119	3,273	3,712	5,165	7,050

Net interest income	32,454	29,346	39,547	35,228	32,164	31,551	28,117
Provision for loan losses	870	150	150	—	675	1,515	1,149

Net interest income after provision for loan losses	31,584	29,196	39,397	35,228	31,489	30,036	26,968
Noninterest income	24,677	19,798	26,065	19,300	28,150	54,794	36,429
Noninterest expense	35,601	31,379	41,866	33,018	39,198	56,399	45,722

Income before income taxes	20,660	17,615	23,596	21,510	20,441	28,431	17,675
Income tax expense	7,262	6,114	8,177	7,585	7,234	10,708	6,287

Net income	$13,398	$11,501	$15,419	$13,925	$13,207	$17,723	$11,388

Financial Condition:
Assets	$1,362,838	$1,118,229	$1,178,548	$1,052,880	$847,182	$863,914	$809,758
Loans, net of unearned income	966,545	849,037	887,478	776,603	687,055	616,978	569,400
Deposits	1,115,053	931,435	913,744	755,443	572,972	671,496	645,013
Shareholders’ equity	121,331	107,629	109,138	98,904	91,134	91,267	82,815

Ratios:
Return on average assets(1)	1.41%	1.40%	1.39%	1.45%	1.55%	2.15%	1.50%
Return on average equity(1)	15.56%	14.94%	14.83%	14.47%	14.00%	19.68%	14.80%
Efficiency ratio(1)(2)	62.31%	63.85%	63.81%	60.55%	64.99%	65.32%	70.84%
Common equity to total assets	8.90%	9.62%	9.26%	9.39%	10.76%	10.56%	10.23%
Tangible common equity / tangible assets	8.78%	9.50%	9.12%	9.27%	10.76%	10.56%	10.23%

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Amounts in thousands, except for share and per share amounts)
Asset Quality:
Allowance for loan losses	$14,696	$13,474	$13,563	$13,399	$13,136	$12,500	$11,738
Nonaccrual loans	5,845	6,616	7,417	1,622	2,535	2,743	6,703
Other real estate owned (foreclosed loans)	—	—	—	—	—	—	—
ALL / total outstanding loans	1.52%	1.59%	1.53%	1.73%	1.91%	2.03%	2.06%
ALL / nonaccrual loans	251%	204%	183%	826%	518%	456%	175%
NPAs / total outstanding loans(3)	0.60%	0.78%	0.84%	0.21%	0.37%	0.44%	1.18%
Net charge-offs / total outstanding loans	-0.03%	0.01%	0.00%	-0.03%	0.01%	0.12%	-0.01%

Per Share Data:
Earnings per share, basic	$1.27	$1.09	$1.46	$1.33	$1.28	$1.73	$1.11
Earnings per share, diluted	$1.26	$1.09	$1.46	$1.33	$1.27	$1.71	$1.10
Cash dividends paid	$0.45	$0.79	$0.94	$0.50	$1.11	$0.95	$0.13
Market value per share	$23.90	$20.37	$20.46	$16.92	$14.95	$13.00	$8.80
Book value per common share	$11.44	$10.23	$10.35	$9.45	$8.79	$8.85	$8.13
Price to earnings ratio, diluted	18.97x	18.69x	14.01x	12.72x	11.77x	7.60x	8.00x
Price to book value ratio	2.09x	1.99x	1.98x	1.79x	1.70x	1.47x	1.08x
Dividend payout ratio	35.71%	72.48%	64.38%	37.59%	87.40%	14.62%	11.82%
Weighted average shares outstanding, basic	10,575,088	10,504,086	10,513,008	10,424,067	10,319,802	10,253,656	10,277,801
Weighted average shares outstanding, diluted	10,644,897	10,567,173	10,581,871	10,466,841	10,403,155	10,363,267	10,344,325

(1)	Ratios for the nine months ended September 30, 2016 and 2015 are presented on an annualized basis.
(2)	The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income before provision plus noninterest income.
(3)	NPAs consist of nonaccrual loans, other real estate owned and repossessed assets.

SELECTED HISTORICAL FINANCIAL DATA OF MIDDLEBURG

The following table sets forth certain of Middleburg’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2015 and as of and for the nine months ended September 30, 2016 and 2015. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2015, is derived from Middleburg’s audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2016 and 2015 is derived from Middleburg’s unaudited consolidated financial statements. In Middleburg’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2016 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2016.

The selected historical financial data below is only a summary and should be read in conjunction with the consolidated financial statements that are incorporated by reference into this joint proxy statement/prospectus and their accompanying notes.

Middleburg Financial Corporation
	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Amounts in thousands, except for share and per share information)
Results of Operations:
Interest and dividend income	$32,711	$31,754	$42,281	$43,325	$44,272	$47,023	$48,636
Interest expense	3,376	3,151	4,207	5,243	6,567	8,824	10,691

Net interest income	29,335	28,603	38,074	38,082	37,705	38,199	37,945
Provision for (recovery of) loan losses	53	(407)	2,293	1,960	109	3,438	2,884

Net interest income after provision for (recovery of) loan losses	29,282	29,010	35,781	36,122	37,596	34,761	35,061
Noninterest income	6,822	7,264	10,390	14,786	24,539	29,454	19,962
Noninterest expense	26,939	26,719	35,626	41,081	54,041	54,259	49,011

Income before income taxes	9,165	9,555	10,545	9,827	8,094	9,956	6,012
Income tax expense	2,193	2,506	2,715	2,341	1,931	1,966	1,350

Net income	6,972	7,049	7,830	7,486	6,163	7,990	4,662
Net (income) loss attributable to non-controlling interest	—	—	—	98	(9)	(1,504)	298

Net income attributable to Middleburg Financial Corporation	$6,972	$7,049	$7,830	$7,584	$6,154	$6,486	$4,960

Financial Condition:
Assets	$1,335,002	$1,261,290	$1,294,863	$1,222,857	$1,227,753	$1,236,781	$1,192,860
Loans, net of unearned income	845,890	780,867	805,681	754,846	728,480	709,477	671,393
Deposits	1,091,505	1,032,353	1,040,800	989,080	982,396	981,900	929,869
Shareholders’ equity	128,920	126,412	123,554	122,034	115,073	117,122	108,013

Ratios:
Return on average assets(1)	0.71%	0.75%	0.62%	0.62%	0.51%	0.54%	0.44%
Return on average equity(1)	7.37%	7.54%	6.25%	6.40%	5.40%	5.86%	4.87%
Efficiency ratio(1)(2)	74.51%	74.49%	73.51%	77.70%	86.82%	80.20%	84.64%
Common equity to total assets	9.66%	10.02%	9.54%	9.98%	9.37%	9.47%	9.05%
Tangible common equity / tangible assets	9.42%	9.76%	9.29%	9.70%	8.98%	9.03%	8.58%

Asset Quality:
Allowance for loan losses	$11,200	$11,400	$11,046	$11,786	$13,320	$14,311	$14,623
Nonaccrual loans	6,703	8,827	8,784	9,944	19,752	21,664	25,346
Other real estate owned and repossessed assets	4,430	4,915	4,388	5,183	3,424	9,929	8,535
ALL / total outstanding loans	1.32%	1.46%	1.37%	1.56%	1.83%	2.02%	2.18%
ALL / nonaccrual loans	167%	129%	126%	119%	67%	66%	58%
NPAs / total outstanding loans(3)	1.32%	1.76%	1.63%	2.00%	3.18%	4.45%	5.05%
Net charge-offs / total outstanding loans	-0.01%	0.00%	0.38%	0.45%	0.15%	0.53%	0.48%

Per Share Data:
Earnings per share, basic	$0.98	$0.99	$1.10	$1.07	$0.87	$0.92	$0.71
Earnings per share, diluted	$0.98	$0.98	$1.09	$1.06	$0.87	$0.92	$0.71
Cash dividends paid	$0.39	$0.33	$0.46	$0.34	$0.24	$0.20	$0.20
Market value per share	$28.28	$17.61	$18.48	$18.01	$18.04	$17.66	$14.25
Book value per common share	$18.15	$17.65	$17.44	$17.11	$15.90	$16.15	$15.13
Price to earnings ratio, diluted	28.86x	17.97x	16.95x	16.99x	20.74x	19.20x	20.07x
Price to book value ratio	1.56x	1.00x	1.06x	1.05x	1.13x	1.09x	0.94x
Dividend payout ratio	39.80%	33.67%	42.20%	32.08%	27.59%	21.74%	28.17%
Weighted average shares outstanding, basic	7,092,131	7,146,495	7,147,390	7,106,171	7,074,410	7,031,971	6,974,781
Weighted average shares outstanding, diluted	7,139,206	7,166,542	7,167,387	7,126,601	7,107,146	7,043,119	6,976,902

(1)	Ratios for the nine months ended September 30, 2016 and 2015 are presented on an annualized basis.
(2)	The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income before provision plus noninterest income.
(3)	NPAs consist of nonaccrual loans, other real estate owned and repossessed assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Access and Middleburg, as an acquisition by Access of Middleburg using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Middleburg will be recorded by Access at their respective fair values as of the date the merger is completed. The pro forma financial information should be read in conjunction with the Quarterly Reports on Forms 10-Q for the period ended September 30, 2016 and Annual Reports on Forms 10-K for the calendar year ended December 31, 2015 of both Access and Middleburg, which are incorporated by reference herein. See “Selected Historical Financial Data of Access” on page [●], “Selected Historical Financial Data of Middleburg” on page [●], “Information About Access National Corporation” on page [●], “Information About Middleburg Financial Corporation” on page [●], and “Where You Can Find More Information” on page [●].

The merger was announced on October 24, 2016. As a result of the merger, the holders of shares of Middleburg common stock will receive 1.3314 shares of Access common stock for each share of Middleburg common stock held immediately prior to the effective date of the merger. Each share of Access common stock outstanding immediately prior to the merger will continue to be outstanding after the merger. Each option to purchase shares of Middleburg common stock granted under a Middleburg equity-based compensation plan that is outstanding immediately prior to the effective date of the merger will be cancelled for a cash payment equal to the product of (i) the difference between the closing sale price of Middleburg common stock on the trading day immediately preceding the effective date of the merger and the per share exercise price of the stock option, and (ii) the number of shares of Middleburg common stock subject to such stock option. Each restricted share of Middleburg common stock granted under a Middleburg equity compensation plan that is outstanding immediately prior to the effective date of the merger will, pursuant to the terms of each such grant, vest in full immediately prior to the effective date of the merger and be converted into unrestricted shares of Access’s common stock based on the exchange ratio. The merger is intended to be treated as a “reorganization” for federal income tax purposes; Access and Middleburg shareholders are not expected to recognize, for federal income tax purposes, any gain or loss on the merger or the receipt of shares of Access common stock. For more information, see “Material U.S. Federal Income Tax Consequences” on page [●].

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transaction had occurred on September 30, 2016. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2016 and the year ended December 31, 2015 give effect to the merger as if the transaction had occurred on January 1, 2015.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Access upon consummation of the merger. This financial information does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Access and its subsidiaries, which are incorporated in this document by reference, and the historical consolidated financial statements and related notes thereto of Middleburg and its subsidiaries, which are also incorporated by reference.

Access and Middleburg

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

As of September 30, 2016

(Dollars in thousands)

	Access (As Reported)	Middleburg (As Reported)	Merger Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$14,109	$5,557	$—		$19,666
Interest-bearing balances and federal funds sold	67,801	50,234	(12,317)	(a)	105,718

Total cash and cash equivalents	81,910	55,791	(12,317)		125,384
Investment securities:
Available-for-sale, at fair value	190,265	352,618	—		542,883
Held-to-maturity, at amortized cost	9,214	10,727	230	(b)	20,171

Total investment securities	199,479	363,345	230		563,054
Restricted stock, at amortized cost	6,309	5,562	—		11,871
Loans held for sale, at fair value	70,998	669	—		71,667
Loans	966,545	845,890	(22,125)	(c)	1,790,310
Allowance for loan losses	(14,696)	(11,200)	11,200	(d)	(14,696)

Net loans	951,849	834,690	(10,925)		1,775,614
Premises, equipment and land, net	6,875	18,755	5,328	(e)	30,958
Goodwill and other identified intangibles, net	1,845	3,507	104,529	(f)	109,881
Other real estate owned	—	3,387	—		3,387
Bank-owned life insurance policies	23,630	23,761	—		47,391
Other assets	19,943	25,535	(2,200)	(g)	43,278

TOTAL ASSETS	$1,362,838	$1,335,002	$84,645		$2,782,485

LIABILITIES AND EQUITY
Liabilities
Deposits:
Noninterest-bearing demand	$409,558	$267,017	$—		$676,575
Interest-bearing	705,495	824,488	1,106	(h)	1,531,089

Total deposits	1,115,053	1,091,505	1,106		2,207,664
Short-term borrowings	41,336	31,540	—		72,876
Long-term borrowings	75,000	63,500	28	(i)	138,528
Subordinated notes	—	5,155	(1,592)	(i)	3,563
Other liabilities	10,118	14,382	—		24,500

TOTAL LIABILITIES	1,241,507	1,206,082	(458)		2,447,131
Shareholders’ Equity
Common stock	8,860	17,331	(9,434)	(j)(k)	16,757
Additional paid in capital	21,159	44,186	174,257	(j)(k)	239,602
Retained earnings	90,026	64,600	(76,917)	(a)(j)	77,709
Accumulated other comprehensive income, net	1,286	2,803	(2,803)	(j)	1,286

TOTAL SHAREHOLDERS’ EQUITY	121,331	128,920	85,103		335,354

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,362,838	$1,335,002	$84,645		$2,782,485

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Access and Middleburg

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Nine Months Ended September 30, 2016

(Dollars in thousands, except for share and per share amounts)

	Access (As Reported)	Middleburg (As Reported)	Merger Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Interest and fees on loans	$33,877	$25,397	$1,208	(l)	$60,482
Other interest income	3,218	7,314	—		10,532

Total interest and dividend income	37,095	32,711	1,208		71,014

Interest expense:
Interest on deposits	3,774	2,670	—		6,444
Other interest expense	867	706	128	(m)	1,701

Total interest expense	4,641	3,376	128		8,145

Net interest income	32,454	29,335	1,080		62,869
Provision for loan losses	870	53	—		923

Net interest income after provision for loan losses	31,584	29,282	1,080		61,946

Noninterest income:
Service charges on deposit accounts	748	868	—		1,616
Gains on sales of loans held for sale	19,419	23	—		19,442
Trust services income	—	3,458	—		3,458
Other operating income	4,510	2,473	—		6,983

Total noninterest income	24,677	6,822	—		31,499

Noninterest expenses:
Salaries and benefits	24,283	14,152	—		38,435
Occupancy and equipment	2,278	3,937	100	(n)	6,315
Other operating expenses	9,040	8,850	1,541	(o)	19,431

Total noninterest expenses	35,601	26,939	1,641		64,181

Income before income taxes	20,660	9,165	(561)		29,264
Income tax expense	7,262	2,193	(196)	(p)	9,259

Net income	$13,398	$6,972	$(365)		$20,005

Earnings per share:
Basic	$1.27	$0.98			1.00
Diluted	$1.26	$0.98			0.99

Weighted average common shares outstanding, basic	10,575,088	7,092,131	2,354,053	(q)	20,021,272
Weighted average common shares outstanding, diluted	10,644,897	7,139,206	2,343,171	(q)	20,127,274

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Access and Middleburg

Unaudited Pro Forma Condensed Combined Consolidated Statements of Income

For the Year Ended December 31, 2015

(Dollars in thousands, except for share and per share amounts)

	Access (As Reported)	Middleburg (As Reported)	Merger Pro Forma Adjustments		Pro Forma Combined
Interest and dividend income:
Interest and fees on loans	$40,055	$32,479	$4,945	(l)	$77,479
Other interest income	3,611	9,802	—		13,413

Total interest and dividend income	43,666	42,281	4,945		90,892

Interest expense:
Interest on deposits	3,648	3,462	(1,106)	(r)	6,004
Other interest expense	471	745	170	(m)	1,386

Total interest expense	4,119	4,207	(936)		7,390

Net interest income	39,547	38,074	5,881		83,502
Provision for loan losses	150	2,293	—		2,443

Net interest income after provision for loan losses	39,397	35,781	5,881		81,059

Noninterest income:
Service charges on deposit accounts	903	1,061	—		1,964
Gains on sales of loans held for sale	19,633	(1)	—		19,632
Trust services income	—	4,785	—		4,785
Other operating income	5,529	4,545	—		10,074

Total noninterest income	26,065	10,390	—		36,455

Noninterest expenses:
Salaries and benefits	26,966	18,435	—		45,401
Occupancy and equipment	3,040	5,106	133	(n)	8,279
Other operating expenses	11,860	12,085	2,312	(o)	26,257

Total noninterest expenses	41,866	35,626	2,445		79,937

Income before income taxes	23,596	10,545	3,436		37,577
Income tax expense	8,177	2,715	1,203	(p)	12,095

Net income	$15,419	$7,830	$2,233		$25,482

Earnings per share:
Basic	$1.46	$1.10			1.27
Diluted	$1.46	$1.09			1.27

Weighted average common shares outstanding, basic	10,513,008	7,147,390	2,354,053	(q)	20,014,451
Weighted average common shares outstanding, diluted	10,581,871	7,167,387	2,347,248	(q)	20,096,506

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

NOTE A – BASIS OF PRESENTATION

On October 24, 2016, Access entered into the merger agreement with Middleburg. The merger agreement provides that at the effective date of the merger, each outstanding share of common stock of Middleburg will be converted into the right to receive 1.3314 shares of Access common stock, par value $0.835 per share.

The unaudited pro forma condensed combined financial information of Access’ financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with Middleburg was consummated on January 1, 2015 for purposes of the unaudited pro forma condensed combined statements of income and on September 30, 2016 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Middleburg at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Middleburg’s tangible, and identifiable intangible, assets and liabilities as of the effective date of the merger.

In connection with the merger and the plan to integrate the operations of Access and Middleburg following the completion of the merger, Access and Middleburg anticipate that nonrecurring charges, such as systems conversion costs, legal, investment banking and accounting fees, fees paid to regulatory agencies, severance costs, and other merger-related costs will be incurred. Access also anticipates that as a result of the integration following the completion of the merger, there will be certain cost savings resulting from the integration of the operations of the banks. The unaudited pro forma condensed combined consolidated statements of income do not include the effects of the costs associated with any nonrecurring charges or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. In addition, the unaudited pro forma condensed combined consolidated financial information does not include any expected cost savings to be realized as a result of the merger. However, these charges and savings will affect the statement of income of the surviving company following the completion of the merger and in the period(s) in which they are recorded and/or realized. The unaudited pro forma condensed combined consolidated balance sheet does include a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger and integration costs, including amounts paid for systems conversion costs, legal, investment banking and accounting fees, fees paid to regulatory agencies, severance costs, and other merger-related costs.

NOTE B – PRO FORMA ADJUSTMENTS

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. Subsequent to the completion of the merger, Access will engage an independent third party valuation firm to determine the fair value of the assets acquired and liabilities assumed which could significantly change the amount of the estimated fair values used in the pro forma financial information presented.

(a)	Adjustment reflects $2.5 million to be paid to Middleburg’s executive officers in connection with change in control arrangements and $308 thousand to be paid to holders of in-the-money Middleburg stock options. Additionally, it is assumed that cash and cash equivalents will be used to pay $2.6 million for after tax one-time merger expenses of Middleburg and $6.8 million for after tax one-time merger expenses of Access.

(b)	Estimated fair value adjustment on securities held-to-maturity at current market pricing.

(c)

A fair value adjustment was recorded to Middleburg’s outstanding loan portfolio. This fair value adjustment consists of an adjustment to record the estimated fair value premium of $375 thousand to reflect differences in interest rates as well as a fair value mark for credit deterioration of the acquired portfolio in the amount of $22.5 million which represented a mark of 2.6% on Middleburg’s outstanding loan portfolio. Of the $22.5 million credit mark, approximately $11.9 million is estimated to be an accretable adjustment. In order to determine the adjustment related to credit deterioration, Access engaged an independent third party loan review team to review and perform analytics on Middleburg’s loan portfolio.

(d)	Elimination of Middleburg’s allowance for loan losses. Purchased loans acquired in a business combination are recorded at fair value and the recorded allowance of the acquired company is not carried over.

(e)	Estimated fair value adjustment on premises, equipment and land acquired.

(f)	Elimination of Middleburg’s goodwill ($3.4 million), addition of $11.6 million related to the core deposit intangible (representing a 1.5% premium on Middleburg’s core deposits based on current market data for similar transactions) plus the addition of goodwill generated as a result of the total purchase price and the fair value of assets acquired exceeding the fair value of liabilities assumed ($96.4 million).

(g)	Adjustment for deferred taxes associated with the adjustments to record the assets and liabilities of Middleburg at fair value based on Access’ statutory rate of 35% as well as adjust for the conversion of Middleburg’s existing deferred tax asset from a 34% effective tax rate to Access’ 35% tax rate.

(h)	Estimated fair value adjustment on deposits at current market rates and spreads for similar products.

(i)	Estimated fair value adjustment on long-term borrowings at current market rates and spreads for similar products.

(j)	Elimination of Middleburg’s shareholders’ equity representing conversion of all of Middleburg’s common shares into Access common shares.

(k)	Recognition of the equity portion of the merger consideration. The adjustment to common stock represents the $0.835 par value of Access’ common stock issued to effect the transaction. The adjustment to surplus represents the amount of equity consideration above the par value of Access’ common stock issued.

(l)	Represents the net amortization and accretion on acquired loans assuming the merger closed on January 1, 2015 (see Note D).

(m)	Represents net discount accretion on borrowings assumed as part of the merger assuming the merger closed on January 1, 2015 (see Note D). Discount on trust preferred capital notes will be accreted over nine years using the straight-line method. Premium on other long-term borrowings will be amortized over four years using the straight-line method.

(n)	Represents amortization of the fair value adjustment to premises and equipment assuming the merger closed on January 1, 2015 (see Note D).

(o)	Represents amortization of core deposit premium assuming the merger closed on January 1, 2015 (see Note D). Premium will be amortized over nine years using the sum-of-years digits method.

(p)	Income tax expense calculated using a 35% tax rate.

(q)	Weighted average basic and diluted shares outstanding were adjusted to effect the transaction.

(r)	Represents premium amortization on deposits assumed as part of the merger assuming the merger closed on January 1, 2015 (see Note D).

NOTE C – PRO FORMA ALLOCATION OF PURCHASE PRICE

The following table shows the pro forma allocation of the consideration paid for Middleburg’s common equity to the acquired identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction (unaudited, dollars in thousands):

Purchase price:
Fair value of Access common shares to be issued for 7,103,358 Middleburg common shares		$226,032
Cash consideration for Middleburg options		308

Total pro forma purchase price		$226,340
Fair value of assets acquired:
Cash and cash equivalents	$55,791
Securities available for sale	352,618
Securities held to maturity	10,957
Restricted stock, at cost	5,562
Loans held for sale	669
Net loans	823,765
Bank premises and equipment	24,083
Intangibles (other than goodwill)	11,644
OREO	3,387
Bank-owned life insurance policies	23,761
Other assets	23,335

Total assets	1,335,572
Fair value of liabilities assumed:
Deposits	1,092,611
Securities sold under agreements to repurchase	31,540
Other short-term borrowings	63,528
Long-term borrowings	3,563
Other liabilities	14,382

Total liabilities	1,205,624
Net assets acquired		$129,948

Preliminary proforma goodwill		$96,392

The following table depicts the sensitivity of the purchase price and resulting goodwill to changes in the price of Access’ common stock at a price of $23.90 as of September 30, 2016:

Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill
Up 20%	$271,695	$141,747
Up 10%	$249,018	$119,070
As presented in proforma	$226,340	$96,392
Down 10%	$203,662	$73,714
Down 20%	$180,985	$51,037

NOTE D – ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of Access after the merger with Middleburg (unaudited, dollars in thousands):

	Discount Accretion (Premium Amortization) For the Years Ended December 31,
	2017	2018	2019	2020	Thereafter	Total
Loans	$4,945	$1,610	$1,265	$1,150	$2,530	$11,500
Premises, equipment and land	133	133	133	133	4,796	5,328
Deposits	(1,106)	—	—	—	—	(1,106)
Borrowings	170	170	170	170	884	1,564
Core deposit intangible	(2,312)	(2,055)	(1,798)	(1,541)	(3,852)	(11,558)

The actual effect of acquisition accounting adjustments on the future pre-tax income of Access will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

NOTE E – ESTIMATED COST SAVINGS AND MERGER – RELATED COSTS

Estimated cost savings, expected to approximate 32% of Middleburg’s annualized pre-tax noninterest expenses, are excluded from the pro forma analysis. Cost savings are estimated to be realized at 75% in the first year after acquisition and 100% in subsequent years. In addition, estimated merger-related costs are not included in the pro forma combined statements of income since they will be recorded in the combined results of income as they are incurred prior to or after completion of the merger and not indicative of what historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger-related costs are estimated to be approximately $9.3 million, after-tax.

COMPARATIVE HISTORICAL AND PRO FORMA UNAUDITED SHARE DATA

Summarized below is historical unaudited per share information for Access and Middleburg and additional information as if the companies had been combined for the periods shown, which is referred to as “pro forma” information.

The Middleburg pro forma equivalent per share amounts are calculated by multiplying the Access pro forma combined book value per share and net income per share by the exchange ratio of 1.3314 so that the per share amounts equate to the respective values for one share of Middleburg common stock.

It is expected that both Access and Middleburg will incur merger and integration charges as a result of the merger. Also anticipated is that the merger will provide the combined company with financial benefits that may include reduced operating expenses. The information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect all of these anticipated financial benefits or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during the periods presented.

In addition, the information set forth below has been prepared based on preliminary estimates of merger consideration and fair values attributable to the merger; the actual amounts recorded for the merger may differ from the information presented. The estimation and allocations of merger consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair value will be based on the actual net tangible and intangible assets and liabilities of Middleburg that will exist on the date of completion of the merger.

The information in the following table is based on, and should be read together with, the historical financial information and the notes thereto for Access and Middleburg incorporated by reference into, or contained in, this joint proxy statement/prospectus.

	Historical		Proforma Combined	Proforma Equivalent Middleburg Share
	Access	Middleburg
Basic earnings per common share
Year ended December 31, 2015	$1.46	$1.10	$1.27	$1.70
For the nine months ended September 30, 2016	$1.27	$0.98	$1.00	$1.33

Diluted earnings per common share
Year ended December 31, 2015	$1.46	$1.09	$1.27	$1.69
For the nine months ended September 30, 2016	$1.26	$0.98	$0.99	$1.32

Cash dividends per common share
Year ended December 31, 2015	$0.94	$0.46	$0.60	$0.80
For the nine months ended September 30, 2016	$0.45	$0.39	$0.45	$0.60

Book value per common share
Year ended December 31, 2015	$10.35	$17.44	$15.91	$21.18
For the nine months ended September 30, 2016	$11.44	$18.15	$16.71	$22.25

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page [●], you should consider carefully the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. Certain risks can also be found in the documents incorporated by reference into this joint proxy statement/prospectus by Access and Middleburg. See “Where You Can Find More Information” on page [●].

Because of the fixed exchange ratio and the fluctuation of the market price of Access common stock, shareholders of Access and Middleburg will not know at the time of the special meetings the market value of the merger consideration to be paid by Access to Middleburg shareholders.

In the merger, each share of Middleburg common stock will be converted into the right to receive 1.3314 shares of Access common stock, the value of which will depend upon the price of Access common stock at the effective date of the merger. The price of Access common stock as of the effective date of the merger may vary from its price at the date the fixed exchange ratio was established, at the date of this joint proxy statement/prospectus and at the date of the special meetings. Such variations in the price of Access common stock may result from changes in the business, operations or prospects of Access, regulatory considerations, general market and economic conditions, and other factors. At the time of the special meetings, shareholders of Access and Middleburg will not know the exact value of the consideration to be paid by Access when the merger is completed. You should obtain current market quotations for shares of Access common stock and for shares of Middleburg common stock.

The market price of Access common stock after the merger may be affected by factors different from those affecting the shares of Access or Middleburg currently.

Upon completion of the merger, holders of Middleburg common stock will become holders of Access common stock. Access’s business differs in important respects from that of Middleburg, and, accordingly, the results of operations of the combined company and the market price of Access common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Access and Middleburg. For a discussion of the businesses of Access and Middleburg and of certain factors to consider in connection with those businesses, see the information described elsewhere in this joint proxy statement/prospectus and the documents incorporated herein by reference.

Combining Access and Middleburg may be more difficult, costly or time-consuming than we expect.

The success of the merger will depend, in part, on Access’s ability to realize the anticipated benefits and cost savings from combining the businesses of Access and Middleburg and to combine the businesses of Access and Middleburg in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Middleburg or Access or decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, Access must successfully combine the businesses of Access and Middleburg. If Access is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Access and Middleburg have operated, and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend, in part, on Access’s ability to successfully combine the businesses of Access and Middleburg. To realize these anticipated benefits, after the completion of the merger, Access expects to integrate Middleburg’s business into its own. The integration process in the merger could result in the loss of key employees, the disruption of each party’s ongoing business, inconsistencies in standards, controls, procedures and policies that affect adversely either party’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Access’s ability to successfully conduct its business in the markets in which Middleburg now operates, which could have an adverse effect on Access’s financial results and the value of its common stock. If Access experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized, fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be disruptions that cause Access and Middleburg to lose customers or cause customers to withdraw their deposits from Middleburg’s or Access’s banking subsidiaries, or other unintended consequences that could have a material adverse effect on Access’s results of operations or financial condition after the merger. These integration matters could have an adverse effect on each of Middleburg and Access during this transition period and for an undetermined period after consummation of the merger.

If Access and Middleburg do not successfully integrate, the combined company may not realize the expected benefits from the merger.

Integration in connection with a merger is sometimes difficult, and there is a risk that integrating Access and Middleburg may take more time and resources than we expect. Access’s ability to integrate Middleburg and its future success depend in large part on the ability of members of its board of directors and executive officers to work together effectively. After the merger, Access will be governed by a board of directors comprised of 13 directors, of which seven are current directors of Access and the following six are directors of Middleburg: John C. Lee, IV, Childs F. Burden, Gary D. LeClair, Mary Leigh McDaniel, Janet A. Neuharth, and Gary R. Shook. One of the six such Middleburg directors, John C. Lee, IV, current chairman of Middleburg’s board of directors, will serve as chairman of Access’s board of directors; Michael G. Anzilotti, the current chairman of Access’s board, will serve as vice chairman of Access’s board; and the Executive Committee of the Access Board of Directors shall be Mr. Anzilotti, Martin S. Friedman, Michael W. Clarke, Mr. Lee, IV, and Mr. Shook. The executive officers of Access will continue serving in their current positions as executive officers of Access after the merger, and Mr. Shook and Jeffrey H. Culver will also serve as officers of Access after the merger as Chairman and Chief Executive Officer of Middleburg Investment Group and Chairman of Middleburg Trust Company, and as Executive Vice President and Chief Operating Officer, respectively. Disagreements among board members and executive management could arise in connection with integration issues, strategic considerations and other matters. As a result, there is a risk that Access’s board of directors and executive officers may not be able to operate effectively, which would affect adversely Access’s ability to integrate the operations of Access and Middleburg successfully and Access’s future operating results.

Access may not be able to effectively integrate the operations of Middleburg Bank into Access National Bank.

The future operating performance of Access and Access National Bank will depend, in part, on the success of the merger of Middleburg Bank and Access National Bank. After the merger of Access and Middleburg and at a time to be determined by Access, Middleburg Bank will be merged with and into Access National Bank with Access National Bank surviving. After the merger of Access and Middleburg, each director of Access, in addition to Mark Moore, President of Access National Bank, will serve as a director of Access National Bank and as a director of Middleburg Bank, and executive officers of Access National Bank will continue serving in their current positions as officers of Access National Bank. After the merger of Access and Middleburg, Mr. Shook and Mr. Culver will also serve as officers of Access National Bank as President of Middleburg Bank, an operating division of Access National Bank, and as Executive Vice President and Chief Operating Officer, respectively, and all executive officers of Access National Bank will serve in substantially similar positions as officers of Middleburg Bank. The success of the merger of the banks will, in turn, depend on a number of factors, including Access’s ability to: (i) integrate the operations and branches of Middleburg Bank and Access National Bank; (ii) retain the deposits and customers of Middleburg Bank and Access National Bank; (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the combined bank to improve its overall operating efficiencies; and (iv) retain and integrate the appropriate personnel of Middleburg Bank into the operations of Access National Bank, as well as reducing overlapping bank personnel. The integration of Middleburg Bank and Access National Bank following the subsidiary bank merger will require the dedication of the time and resources of the banks’ management and may temporarily distract managements’ attention from the day-to-day business of the banks. If Access National Bank is unable to successfully integrate Middleburg Bank, Access National Bank may not be able to realize expected operating efficiencies and eliminate redundant costs.

Future results of the combined company may be materially different from those reflected in the unaudited pro forma condensed combined financial statements included in this document because such financial statements do not reflect actual merger-related expenses and restructuring charges.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus only show a combination of Access’s and Middleburg’s historical results, and they do not necessarily indicate the future financial condition or operating results of the combined company. Access estimates that the combined company will record an aggregate of approximately $6.8 million, net of income tax effect, in merger-related expenses and restructuring charges. The actual charges may be higher or lower than estimated, depending upon how costly or difficult it is to integrate the two companies. These charges will decrease the capital of the combined company available for future profitable, income-earning investments.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the surviving corporation following the merger.

Before the merger of Middleburg into Access, or the merger of Middleburg Bank into Access National Bank, may be completed, Access and Middleburg must obtain approvals from the Federal Reserve, the Virginia SCC and the Office of the Comptroller of the Currency (the “OCC”). Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party, the competitive effects of the contemplated transactions, and the factors described under “The Merger –Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. The Community Reinvestment Act of 1977, as amended, and the regulations issued thereunder (which we refer to as the “CRA”) also requires that the bank regulatory authorities, in deciding whether to approve the merger and the bank merger, assess the records of performance of Access National Bank and Middleburg Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. Each of Access National Bank and Middleburg Bank currently maintains a CRA rating of “Satisfactory” from its primary regulator. As part of the review process under the CRA, it is not unusual for the bank regulatory authorities to receive protests and other adverse comments from community groups and others. Any such protests or adverse comments could prolong the period during which the merger and the bank merger are subject to review by the bank regulatory authorities.

These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the surviving corporation following the merger and the bank merger, any of which might have an adverse effect on the surviving corporation following the merger. See “The Merger – Regulatory Approvals Required for the Merger.”

The merger may distract management of Access and Middleburg from their other responsibilities.

The merger could cause the respective management groups of Access and Middleburg to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Access or Middleburg before the merger, or the business and earnings of Access after the merger.

Termination of the merger agreement could negatively impact Access or Middleburg.

If the merger agreement is terminated, Access’s or Middleburg’s business may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Access’s or Middleburg’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. Furthermore, costs relating to the merger, such as legal, accounting and financial advisory fees, must be paid even if the merger is not completed. If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by Access’s or Middleburg’s board of directors, Access or Middleburg may be required to pay to the other party a termination fee of $9.9 million. See “The Merger Agreement –Termination Fee” on page [●].

Neither of the fairness opinions received by the respective boards of directors of Access and Middleburg in connection with the merger prior to the signing of the merger agreement has been updated to reflect changes in circumstances since the signing of the merger agreement.

The opinions rendered by FBR Capital Markets & Co., financial advisor to Access, orally on October 20, 2016 and subsequently confirmed in writing on October 21, 2016, and by Sandler O’Neill & Partners, L.P., financial advisor to Middleburg, on October 20, 2016, are based upon information available as of such date. Neither opinion has been updated to reflect changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Access or Middleburg, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Access or Middleburg or the prices of shares of Access common stock or Middleburg common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of such opinions. For a description of the opinion that Access received from its financial advisor, please see “The Merger – Opinion of Access’s Financial Advisor,” beginning on page [●]. For a description of the opinion that Middleburg received from its financial advisor, please see “The Merger – Opinion of Middleburg’s Financial Advisor,” beginning on page [●].

Certain of Middleburg’s directors and executive officers have interests in the merger that differ from the interests of Middleburg’s other shareholders.

Middleburg’s shareholders should be aware that some of Middleburg’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Middleburg’s shareholders generally. The Middleburg board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and the plan of merger, and in recommending that Middleburg’s shareholders vote in favor of approving the Middleburg merger proposal. These interests include the following: (i) employment agreements with respect to employment with Access and certain of its subsidiaries after the merger of each of Messrs. Shook, Culver and Hartley, and the termination of current employment agreements and payment of benefits thereunder for Messrs. Shook, Culver, Hartley and Mehra; (ii) the treatment of outstanding Middleburg stock options and restricted stock awards pursuant to the merger agreement and the terms of such instruments; (iii) that following the merger six directors (Messrs. Lee, IV, Burden, LeClair and Shook and Mmes. McDaniel and Neuharth) will serve as directors of Access, Access National Bank and, until merged with Access National Bank, Middleburg Bank; and (iv) rights to ongoing indemnification and insurance coverage by Access following the merger for acts or omissions occurring prior to the merger. For a more complete description of these interests, see “The Merger – Interests of Certain Middleburg Directors and Executive Officers in the Merger.”

The merger agreement limits the ability of Access and Middleburg to pursue alternatives to the merger and might discourage competing offers for a higher price or premium.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit the ability of Access and Middleburg to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of each company. In addition, under certain circumstances, if the merger agreement is terminated and either Access or Middleburg, subject to certain restrictions, consummates a similar transaction other than the merger, the party consummating such transaction must pay to the other a termination fee of $9.9 million. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant percentage of ownership of Access or Middleburg from considering or proposing the acquisition even if it were prepared to pay consideration, with respect to Middleburg, with a higher per share market price than that proposed in the merger, and with respect to Access, with a per share market price that would amount to a premium over the current per share market price of Access. See “The Merger Agreement – Termination Fee” on page [●].

Access and Middleburg will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Access and Middleburg. These uncertainties may impair Access’s and Middleburg’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Access and Middleburg to seek to change existing business relationships with Access and Middleburg. Retention of certain employees by Access and Middleburg may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Access or Middleburg. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Access or Middleburg, Access’s or Middleburg’s business, or the business of the combined company following the merger, could be harmed. In addition, subject to certain exceptions, Access and Middleburg have each agreed to operate its business in the ordinary course prior to closing and refrain from taking certain specified actions until the merger occurs, which may prevent Access or Middleburg from pursuing attractive business opportunities that may arise prior to completion of the merger. See “The Merger Agreement – Business Pending the Merger” on page [●] for a description of the restrictive covenants applicable to Access and Middleburg.

If the merger is not completed, Access and Middleburg will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Access and Middleburg has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Access and Middleburg would have to incur these expenses without realizing the expected benefits of the merger.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations of Access after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Access’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Middleburg identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Middleburg as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Current holders of Access and Middleburg common stock will have less influence as holders of Access common stock after the merger.

It is expected that the current holders of Access common stock will own approximately 52.6% of the outstanding common stock of Access after the merger. As a group, the current holders of common stock of Middleburg will own approximately 47.4% of the outstanding common stock of Access after the merger. Each current holder of Access and Middleburg common stock will own a smaller percentage of Access after the merger than they currently own of Access or Middleburg, respectively. As a result of the merger, holders of Access and Middleburg common stock will have less influence on the management and policies of Access than they currently have on the management and policies of Access or Middleburg, respectively.

Access is not obligated to pay cash dividends on its common stock.

Access is a bank holding company and, currently, its primary source of funds for paying dividends to its shareholders is dividends it receives from Access National Bank. Access is currently paying a quarterly cash dividend to holders of its common stock at a rate of $0.15 per share. However, Access is not obligated to pay dividends in any particular amounts or at any particular times. Its decision to pay dividends in the future will depend on a number of factors, including its capital and the availability of funds from which dividends may be paid. See “Market for Common Stock and Dividends” on page [●] and “Description of Access Capital Stock” on page [●].

The shares of Access common stock to be received by Middleburg shareholders as a result of the merger will have different rights than shares of Middleburg common stock.

Upon completion of the merger, Middleburg shareholders will become Access shareholders and their rights as shareholders will be governed by Virginia law and the Access articles of incorporation and bylaws. The rights associated with Middleburg common stock are different from the rights associated with Access common stock. See “Comparative Rights of Shareholders” beginning on page [●] for a discussion of the different rights associated with Access common stock.

After the merger a limited number of shareholders will collectively own a substantial percentage of the Access common stock and could significantly influence matters requiring shareholder approval.

Access’s present officers and directors beneficially own approximately 24.7% of Access common stock as of November 30, 2016, and after giving effect to the merger’s exchange ratio, based on shares of Access common stock and Middleburg common stock outstanding as of December 8, 2016, are expected to beneficially own 13.1% of Access common stock following the merger. In addition, David L. Sokol beneficially owns approximately 29.2% of Middleburg common stock as of November 11, 2016, and after giving effect to the merger’s exchange ratio, based on shares of Access common stock and Middleburg common stock outstanding as of December 8, 2016, is expected to beneficially own 13.8% of Access common stock following the merger.

Based on their share ownership, these shareholders may be able to exercise significant influence over certain matters requiring shareholder approval. Those matters include approval of significant corporate transactions (including mergers), which may require the approval of more than two thirds of the shares of Access common stock entitled to vote on the transaction, the election of directors or the amendment of Access’s articles of incorporation. This influence could have the effect of delaying or preventing a change of control of Access following the merger or changes in management, may make the approval of certain transactions difficult without the support of these significant shareholders, and may result in corporate actions or inaction with which you do not agree.

Middleburg shareholders are not entitled to appraisal rights in connection with the merger.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The Virginia SCA provides that appraisal rights are not available to holders of common or preferred stock of a Virginia corporation in a merger when the stock is either listed on a national securities exchange, such as the NASDAQ Global Market, or is held by at least 2,000 shareholders of record. The stock of each of Access and Middleburg is listed on the NASDAQ Stock Market. Therefore, Middleburg shareholders are not entitled to appraisal rights in connection with the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Access and Middleburg desire to take advantage of these “safe harbor” provisions with regard to the forward-looking statements in this joint proxy statement/prospectus and in the documents that are incorporated herein by reference. These forward-looking statements reflect the current views of Access and Middleburg with respect to future events and financial performance. Specifically, forward-looking statements may include:

•	statements relating to the ability of Access and Middleburg to timely complete the merger and the benefits thereof, including anticipated efficiencies, opportunities, synergies and cost savings estimated to result from the merger;

•	projections of revenues, expenses, income, income per share, net interest margins, asset growth, loan production, asset quality, deposit growth and other performance measures;

•	statements regarding expansion of operations, including branch openings, entrance into new markets, development of products and services, and execution of strategic initiatives;

•	discussions of the future state of the economy, competition, regulation, taxation, our business strategies, subsidiaries, investment risk and policies; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “prospects,” “may,” “could,” “will” or similar expressions.

These forward-looking statements express the best judgment of Access and Middleburg based on currently available information and we believe that the expectations reflected in our forward-looking statements are reasonable.

By their nature, however, forward-looking statements often involve assumptions about the future. Such assumptions are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. As such, Access and Middleburg cannot guarantee you that the expectations reflected in or implied by our forward-looking statements actually will be achieved. Actual results may differ materially from those reflected in or implied by the forward-looking statements due to, among other things, the following factors:

•	the businesses of Access and Middleburg may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;

•	revenues following the merger may be lower than expected;

•	customer and employee relationships and business operations may be disrupted by the merger;

•	the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger within the expected timeframe, may be more difficult, time-consuming or costly than expected;

•	changes in general business, economic and market conditions;

•	changes in fiscal and monetary policies, and laws and regulations;

•	changes in interest rates, deposit flows, loan demand and real estate values;

•	a deterioration in credit quality and/or a reduced demand for, or supply of, credit;

•	volatility in the securities markets generally or in the market price of Access’s stock specifically; and

•	the risks outlined in “Risk Factors” beginning on page [●].

We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of a document incorporated herein by reference, as of the date of that document. Except as required by law, neither Access nor Middleburg undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Access and Middleburg. See “Where You Can Find More Information” beginning on page [●] for a list of the documents incorporated herein by reference.

THE ACCESS SPECIAL MEETING

Date, Place and Time

This joint proxy statement/prospectus is first being mailed on or about [●], 201[●] to Access shareholders who held shares of Access common stock, par value $0.835 per share, on the record date for the Access special meeting of shareholders. This joint proxy statement/prospectus is accompanied by the notice of the special meeting and a form of proxy that is solicited by the Access board of directors for use at the special meeting to be held on [●], 201[●] at [●] local time, at [●], located at [●], and at any adjournments of that meeting.

Purposes of the Access Special Meeting

At the special meeting, the shareholders of Access will be asked:

•	to approve the Access merger proposal as more fully described in this joint proxy statement/prospectus; and

•	to approve the Access adjournment proposal as more fully described in this joint proxy statement/prospectus.

Recommendation of the Access Board of Directors

The Access board of directors believes that the proposed merger with Middleburg is fair to and is in the best interests of Access and its shareholders and unanimously recommends that Access shareholders vote “FOR” each of the proposals that will be presented at the Access special meeting as described in this joint proxy statement/prospectus.

Record Date and Voting Rights; Quorum

The Access board of directors has fixed the close of business on [●], 201[●] as the record date for determining the shareholders of Access entitled to notice of and to vote at the Access special meeting or any adjournments thereof. Accordingly, you are only entitled to notice of and to vote at the Access special meeting if you were a record holder of Access common stock at the close of business on the record date. At that date, [●] shares of Access common stock were outstanding and entitled to vote.

To have a quorum that permits Access to conduct business at the Access special meeting, the presence, whether in person or by proxy, of the holders of Access’s common stock representing a majority of the voting shares outstanding on the record date is required. You are entitled to one vote for each outstanding share of Access common stock you held as of the close of business on the record date.

Holders of shares of Access common stock present in person at the special meeting but not voting, and shares of Access common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal and will not be counted for purposes of determining the presence of a quorum unless the broker has been instructed to vote on at least one of the proposals for the Access special meeting.

Votes Required

Vote Required for Approval of the Access Merger Proposal. The approval of the Access merger proposal requires the vote of more than two-thirds of the shares of Access common stock outstanding on the record date for the special meeting.

Failures to vote, abstentions and broker non-votes will not count as votes cast on the proposal. Because, however, approval of the Access merger proposal requires the affirmative vote of more than two-thirds of the shares of Access common stock outstanding on the record date for the special meeting, failures to vote, abstentions and broker non-votes will have the same vote as votes against the Access merger proposal.

Vote Required for Approval of the Access Adjournment Proposal. The approval of the Access adjournment proposal requires the affirmative vote of a majority of the shares of Access common stock voted on the proposal, whether or not a quorum is present.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the Access adjournment proposal has been approved.

Stock Ownership of Access Executive Officers and Directors

Each director and executive officer of Access has entered into an agreement with Access and Middleburg pursuant to which he or she has agreed to vote all of his or her shares in favor of the Access merger proposal, subject to certain exceptions, including that certain shares they hold in a fiduciary capacity or for which they do not have sole voting or dispositive power are not covered by the agreement. As of the record date, directors and executive officers of Access and their affiliates beneficially owned and were entitled to vote approximately [●] shares of Access common stock at the Access special meeting, or approximately [●]% of the total voting power of shares of Access common stock entitled to vote at the special meeting, of which [●] shares or [●]% of the total voting power of the shares of Access common stock outstanding on that date are subject to an affiliate agreement.

Voting at the Access Special Meeting

Record Holders. If your shares of Access common stock are held of record in your name, your shares can be voted at the Access special meeting in any of the following ways:

•	By Mail. You can vote your shares by using the proxy card that is enclosed for your use in connection with the special meeting. If you complete and sign the proxy card and return it in the enclosed postage-paid envelope, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the special meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of Access common stock represented by it will be voted at the Access special meeting in accordance with the instructions contained in the proxy card.

•	If proxy cards are returned properly executed without an indication as to how the proxies should vote, the Access common stock represented by each such proxy card will be considered to be voted (i) “FOR” the Access merger proposal and (ii) “FOR” the Access adjournment proposal. In Person. You can attend the Access special meeting and vote in person. A ballot will be provided for your use at the meeting.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, whether or not you plan to attend the Access special meeting in person.

Shares Held in “Street Name.” Only the record holders of shares of Access common stock, or their appointed proxies, may vote those shares. As a result, if your shares of Access common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e., the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this joint proxy statement/prospectus. Brokers and other nominees who hold shares in “street name” for their clients typically have the discretionary authority to vote those shares on “routine” proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on “non-routine” matters, such as the proposals that will be presented at the Access special meeting, unless their clients give them voting instructions. To ensure that your shares are represented at the Access special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the Access special meeting, you must obtain a proxy, executed in your favor, from the holder of record.

Revocation of Proxies

Record Holders. If you are the record holder of shares of Access common stock and you sign and return a proxy card and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the Access special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies, you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the special meeting or, if hand delivered, before the voting takes place at the Access special meeting.

The proxies will follow the last voting instructions received from you before the Access special meeting.

To revoke your proxy card:

•	you can give Access’s Corporate Secretary a written notice, before the Access special meeting or, if hand delivered, before the voting takes place at the Access special meeting, that you want to revoke your proxy card; or

•	you can attend the Access special meeting and vote in person or notify Access’s Corporate Secretary, before the voting takes place, that you want to revoke your proxy card. Simply attending the special meeting alone, without voting in person or notifying Access’s Corporate Secretary, will not revoke your proxy card.

If you submit your new proxy card or notice of revocation by mail, it should be addressed to Access’s Corporate Secretary at Access National Corporation, Attention: Corporate Secretary, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, and must be received no later than the beginning of the Access special meeting or, if the special meeting is adjourned, before the adjourned meeting is actually held. If hand delivered, your new proxy card or notice of revocation must be received by Access’s Corporate Secretary before the voting takes place at the special meeting or at any adjourned meeting.

If you need assistance in changing or revoking your proxy, please contact:

•	Access’s Corporate Secretary by calling (703) 871-2100 or by writing to Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, Attention: Corporate Secretary; or

•	Regan & Associates, Inc. by calling (800) 737-3246 or by writing to Regan & Associates, 505 Eighth Avenue –Suite 800, New York, New York 10018, Attention: Artie Regan.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow the directions given by your bank, broker, custodian or nominee.

Participants in the Access 401(k) Plan

If you hold shares in the Access 401(k) Plan, your voting instructions for those shares must be received by [●] local time on [●], 201[●] to allow sufficient time for voting by the trustee of the plan.

Solicitation of Proxies

This solicitation is made on behalf of the Access board of directors, and Access will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders. Proxies may be solicited, without extra compensation, by Access’s officers and employees by mail, electronic mail, telephone, fax or personal interviews. Access has currently engaged Regan & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of $22,500, plus out-of-pocket expenses. Access will also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

PROPOSALS TO BE CONSIDERED AT THE ACCESS SPECIAL MEETING

Approval of the Access Merger Proposal (Access Proposal No. 1)

At the Access special meeting, shareholders of Access will be asked to approve the Access merger proposal providing for the merger of Middleburg with and into Access. Shareholders of Access should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Access board of directors approved the merger agreement and the merger to be advisable and in the best interests of Access and the shareholders of Access. See “The Merger – Access’s Reasons for the Merger; Recommendation of Access’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Access board of directors’ recommendation.

The Access board of directors unanimously recommends that Access shareholders vote “FOR” the Access merger proposal.

Approval of the Access Adjournment Proposal (Access Proposal No. 2)

If at the Access special meeting there are not sufficient votes to approve the Access merger proposal, the meeting may be adjourned to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies to approve the Access merger proposal. In that event, Access shareholders will be asked to vote on the Access adjournment proposal and will not be asked to vote on the Access merger proposal.

In order to allow proxies that have been received by Access at the time of the Access special meeting to be voted for the Access adjournment proposal, Access is submitting the Access adjournment proposal to its shareholders as a separate matter for their consideration. This proposal asks Access shareholders to authorize the holder of any proxy solicited by the Access board of directors on a discretionary basis to vote in favor of adjourning the Access special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Access shareholders who have previously voted.

If it is necessary to adjourn the Access special meeting, then, unless the meeting will have been adjourned for a total of more than 120 days, no notice of the date, time, place or purpose of such adjourned meeting is required to be given to shareholders, other than an announcement at the Access special meeting, prior to such adjournment. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

The Access board of directors unanimously recommends that Access shareholders vote “FOR” the Access adjournment proposal.

THE MIDDLEBURG SPECIAL MEETING

Date, Place and Time

This joint proxy statement/prospectus is first being mailed on or about [●], 201[●], 201[●] to Middleburg shareholders who held shares of Middleburg common stock, par value $2.50 per share, on the record date for the Middleburg special meeting of shareholders. This joint proxy statement/prospectus is accompanied by the notice of the special meeting and a form of proxy that is solicited by the Middleburg board of directors for use at the special meeting to be held on [●], 201[●] at [●] local time, at the [●], located at [●], and at any adjournments of that meeting.

Purposes of the Middleburg Special Meeting

At the special meeting, the shareholders of Middleburg will be asked:

•	to approve the Middleburg merger proposal as more fully described in this joint proxy statement/prospectus;

•	to approve, on an advisory basis only, the compensation proposal as more fully described in this joint proxy statement/prospectus; and

•	to approve the Middleburg adjournment proposal as more fully described in this joint proxy statement/prospectus.

Recommendation of the Middleburg Board of Directors

The Middleburg board of directors believes that the proposed merger with Access is fair to and is in the best interests of Middleburg and its shareholders and unanimously recommends that Middleburg shareholders vote “FOR” each of the proposals that will be presented at the Middleburg special meeting as more fully described in this joint proxy statement/prospectus.

Record Date and Voting Rights; Quorum

The Middleburg board of directors has fixed the close of business on [●], 201[●] as the record date for determining the shareholders of Middleburg entitled to notice of and to vote at the Middleburg special meeting or any adjournments thereof. Accordingly, you are only entitled to notice of and to vote at the Middleburg special meeting if you were a record holder of Middleburg common stock at the close of business on the record date. At that date, [●] shares of Middleburg common stock were outstanding and entitled to vote.

To have a quorum that permits Middleburg to conduct business at the Middleburg special meeting, we require the presence, whether in person or by proxy, of the holders of Middleburg’s common stock representing a majority of the voting shares outstanding on the record date. You are entitled to one vote for each outstanding share of Middleburg common stock you held as of the close of business on the record date.

Holders of shares of Middleburg common stock present in person at the special meeting but not voting, and shares of Middleburg common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal and will not be counted for purposes of determining the presence of a quorum unless the broker has been instructed to vote on at least one of the proposals for the Middleburg special meeting.

Votes Required

Vote Required for Approval of the Middleburg Merger Proposal. The approval of the Middleburg merger proposal requires the affirmative vote of a majority of the shares of Middleburg common stock outstanding on the record date for the special meeting.

Failures to vote, abstentions and broker non-votes will not count as votes cast. Because, however, approval of the Middleburg merger proposal requires the affirmative vote of at least a majority of the shares of Middleburg common stock outstanding on the record date, failures to vote, abstentions and broker non-votes will have the same effect as votes against the Middleburg merger proposal.

Vote Required for Approval, on an Advisory Basis Only, of the Compensation Proposal. The approval, on an advisory basis only, of the compensation proposal requires the affirmative vote of a majority of the shares of Middleburg common stock voted on the proposal.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect on the compensation proposal.

Vote Required for Approval of the Middleburg Adjournment Proposal. The approval of the Middleburg adjournment proposal requires the affirmative vote of a majority of the shares of Middleburg common stock voted on the proposal, whether or not a quorum is present.

Failures to vote, abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the Middleburg adjournment proposal has been approved.

Stock Ownership of Middleburg Executive Officers and Directors

Each director and executive officer of Middleburg has entered into an agreement with Access and Middleburg pursuant to which he or she has agreed to vote all of his or her shares in favor of the Middleburg merger proposal, subject to certain exceptions, including that certain shares they hold in a fiduciary capacity or for which they do not have sole voting or dispositive power are not covered by the agreement. As of the record date, directors and executive officers of Middleburg and their affiliates beneficially owned and were entitled to vote approximately [●] shares of Middleburg common stock at the Middleburg special meeting, or approximately [●]% of the total voting power of the shares of Middleburg common stock entitled to vote at the special meeting, of which [●] shares or [●]% of the total voting power of the shares of Middleburg common stock outstanding on that date are subject to an affiliate agreement.

Stock Ownership of Certain Middleburg Shareholders

David L. Sokol, Middleburg’s largest shareholder, and a trust of which Mr. Sokol is the sole trustee, entered into a voting and standstill agreement with Middleburg and Access pursuant to which Mr. Sokol and the trust have agreed to vote all shares of Middleburg common stock beneficially owned by them, among other things, in favor of the merger and against any competing acquisition proposal. As of the record date, Mr. Sokol and the trust owned and are entitled to vote 2,103,008 shares of Middleburg common stock, or approximately [●]% of the total voting power of the shares of Middleburg common stock outstanding on that date, and all such shares of Middleburg common stock are subject to the voting and standstill agreement. For additional discussion of the voting and standstill agreement, see “The Merger Agreement – The Voting and Standstill Agreement.”

Voting at the Middleburg Special Meeting

Record Holders. If your shares of Middleburg common stock are held of record in your name, your shares can be voted at the Middleburg special meeting in any of the following ways:

•	By Mail. You can vote your shares by using the proxy card that is enclosed for your use in connection with the special meeting. If you complete and sign the proxy card and return it in the enclosed postage-paid envelope, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the special meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of Middleburg common stock represented by it will be voted at the Middleburg special meeting in accordance with the instructions contained in the proxy card.

If proxy cards are returned properly executed without an indication as to how the proxies should vote, the Middleburg common stock represented by each such proxy card will be considered to be voted (i) “FOR” the Middleburg merger proposal, (ii) “FOR” the compensation proposal and (iii) “FOR” the Middleburg adjournment proposal.

•	By the Internet or Telephone. You can appoint the proxies to vote your shares for you by going to the Internet website (www.proxyvote.com) or by calling (800) 690-6903. When you are prompted for your “control number,” enter the number printed just above your name on the enclosed proxy card, and then follow the instructions provided. You may vote by the Internet or telephone only until [●] local time on [●], which is the day of the Middleburg special meeting.

If you vote by the Internet or telephone, you need not sign and return a proxy card. Under Virginia law, you will be appointing the proxies to vote your shares on the same terms as are described above and with the same authority as if you completed, signed and returned a proxy card. The authority you will be giving the proxies is described in the proxy card.

•	In Person. You can attend the Middleburg special meeting and vote in person. A ballot will be provided for your use at the meeting.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, or follow the instructions above to vote by the Internet or telephone, whether or not you plan to attend the Middleburg special meeting in person.

Shares Held in “Street Name.” Only the record holders of shares of Middleburg common stock, or their appointed proxies, may vote those shares. As a result, if your shares of Middleburg common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e., the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this joint proxy statement/prospectus. Brokers and other nominees who hold shares in “street name” for their clients typically have the discretionary authority to vote those shares on “routine” proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on “non-routine” matters, such as the proposals that will be presented at the Middleburg special meeting, unless their clients give them voting instructions. To ensure that your shares are represented at the Middleburg special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the Middleburg special meeting, you must obtain a proxy, executed in your favor, from the holder of record.

Revocation of Proxies

Record Holders. If you are the record holder of shares of Middleburg common stock and you sign and return a proxy card or appoint the proxies by the Internet or by telephone and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the Middleburg special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies:

•	you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the special meeting or, if hand delivered, before the voting takes place at the Middleburg special meeting; or

•	if you appointed the proxies by the Internet or telephone, you can go to the same Internet website (www.proxyvote.com), or use the same telephone number ((800) 690-6903) before [●] local time on [●], 201[●] [(the day of the special meeting)], enter the same control number (printed just above your name on the enclosed proxy card) that you previously used to appoint the proxies, and then change your voting instructions.

The proxies will follow the last voting instructions received from you before the Middleburg special meeting.

To revoke your proxy card or your appointment of the proxies by the Internet or telephone:

•	you can give Middleburg’s Corporate Secretary a written notice, before the Middleburg special meeting or, if hand delivered, before the voting takes place at the Middleburg special meeting, that you want to revoke your proxy card or Internet or telephone appointment; or

•	you can attend the Middleburg special meeting and vote in person or notify Middleburg’s Corporate Secretary, before the voting takes place, that you want to revoke your proxy card or Internet or telephone appointment. Simply attending the special meeting alone, without voting in person or notifying Middleburg’s Corporate Secretary, will not revoke your proxy card or Internet or telephone appointment.

If you submit your new proxy card or notice of revocation by mail, it should be addressed to Middleburg’s Corporate Secretary at Middleburg Financial Corporation, Attention: Corporate Secretary, 111 West Washington Street, Middleburg, Virginia 20117, and must be received no later than the beginning of the Middleburg special meeting or, if the special meeting is adjourned, before the adjourned meeting is actually held. If hand delivered, your new proxy card or notice of revocation must be received by Middleburg’s Corporate Secretary before the voting takes place at the special meeting or at any adjourned meeting.

If you need assistance in changing or revoking your proxy, please contact Middleburg’s Corporate Secretary by calling (703) 777-6327 or by writing to Middleburg Financial Corporation, 111 West Washington Street, Middleburg, Virginia 20117, Attention: Corporate Secretary.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow the directions given by your bank, broker, custodian or nominee.

Solicitation of Proxies

This solicitation is made on behalf of the Middleburg board of directors, and Middleburg will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders. Proxies may be solicited, without extra compensation, by Middleburg’s officers and employees by mail, electronic mail, telephone, fax or personal interviews. Middleburg will reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

PROPOSALS TO BE CONSIDERED AT THE MIDDLEBURG SPECIAL MEETING

Approval of the Middleburg Merger Proposal (Middleburg Proposal No. 1)

At the special meeting, shareholders of Middleburg will be asked to approve the Middleburg merger proposal providing for the merger of Middleburg with and into Access. Shareholders of Middleburg should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Middleburg board of directors, by a unanimous vote of all directors, approved the merger agreement and the merger to be advisable and in the best interests of Middleburg and the shareholders of Middleburg. See “The Merger – Middleburg’s Reasons for the Merger; Recommendation of Middleburg’s Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Middleburg board of directors’ recommendation.

The Middleburg board of directors unanimously recommends that Middleburg shareholders vote “FOR” the Middleburg merger proposal.

Approval of the Compensation Proposal (Middleburg Proposal No. 2)

As required by Section 14A of the Exchange Act, Middleburg is providing its shareholders with the opportunity to approve, in a non-binding advisory vote, the compensation proposal, by voting on the following resolution:

“RESOLVED, that the compensation that may be paid to the named executive officers of Middleburg in connection with or as a result of the merger, as disclosed in the sections entitled “The Merger – Interests of Certain Middleburg Directors and Executive Officers in the Merger – Employment and Change of Control Agreements for Middleburg Named Executive Officers” and “– Payments and Benefits to Middleburg Named Executive Officers” and the related table and narrative, is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the Middleburg merger proposal. Because the compensation proposal is advisory in nature only, a vote for or against approval will not be binding on either Middleburg or Access.

The compensation that is subject to this proposal is a contractual obligation of Middleburg and/or Middleburg Bank, or of Access and/or Access National Bank including as the successors to Middleburg and Middleburg Bank, respectively. If the merger is approved and completed, such compensation may be paid, subject only to the conditions applicable thereto, even if shareholders fail to approve this proposal. If the merger is not completed, the Middleburg board of directors will consider the results of the vote in making future executive compensation decisions.

The Middleburg board of directors unanimously recommends that Middleburg shareholders vote “FOR” the compensation proposal.

Approval of the Middleburg Adjournment Proposal (Middleburg Proposal No. 3)

If at the Middleburg special meeting there are not sufficient votes to approve the Middleburg merger proposal, the meeting may be adjourned to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies to approve the Middleburg merger proposal. In that event, Middleburg shareholders will be asked to vote on the Middleburg adjournment proposal, may be asked to vote on the compensation proposal and will not be asked to vote on the Middleburg merger proposal at the Middleburg special meeting.

In order to allow proxies that have been received by Middleburg at the time of the Middleburg special meeting to be voted for the Middleburg adjournment proposal, Middleburg is submitting the Middleburg adjournment proposal to its shareholders as a separate matter for their consideration. This proposal asks Middleburg shareholders to authorize the holder of any proxy solicited by the Middleburg board of directors on a discretionary basis to vote in favor of adjourning the Middleburg special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Middleburg shareholders who have previously voted.

If it is necessary to adjourn the Middleburg special meeting, then no notice of such adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting before adjournment of the place, date and time to which the Middleburg special meeting is adjourned. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

The Middleburg board of directors unanimously recommends that Middleburg shareholders vote “FOR” the Middleburg adjournment proposal.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject to and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this joint proxy statement/prospectus, including the merger agreement attached as Appendix A, for a more complete understanding of the merger.

General Information

The Access board of directors and the Middleburg board of directors have each approved the merger agreement and the merger, which provides for the merger of Middleburg with and into Access.

Pursuant to the terms of the merger agreement, as a result of the merger, each share of Middleburg common stock issued and outstanding before the merger will be converted into the right to receive 1.3314 shares of Access common stock. We sometimes refer to this as the “exchange ratio.” The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the effective date of the merger. No fractional shares will be issued; instead cash will be paid for fractional shares.

As of the date of this joint proxy statement/prospectus, Access expects that it will issue approximately 9,596,011 shares of Access common stock to the holders of Middleburg common stock in the merger. At the completion of the merger, it is expected that there will be issued and outstanding approximately 20,231,253 shares of Access common stock, with current Access shareholders owning approximately 52.6% of Access’s outstanding common stock, and former holders of Middleburg common stock owning approximately 47.4% of Access’s outstanding common stock.

After the merger, it is expected that Middleburg Bank, the Virginia chartered bank subsidiary of Middleburg, will merge with and into Access National Bank, the national bank subsidiary of Access. Access National will be the surviving bank in the subsidiary bank merger, which is expected to be completed during the second quarter of 2017.

Background of the Merger

Each of Access and Middleburg’s board of directors and senior management teams have, from time to time, independently engaged in long term strategic reviews as part of their ongoing duties to enhance shareholder value. These reviews and evaluations considered the operating environment, competitive landscape, performance history and expected future performance, and have included periodic discussions concerning potential transactions, operating strategies and the associated risks and benefits.

In February 2016, Middleburg’s board of directors asked investment banking firm Sandler O’Neill & Partners, L.P. (or “Sandler O’Neill”) to assist in a potential sale of stock by its largest beneficial shareholder, David L. Sokol, who had reported a series of sales of Middleburg common stock with the SEC in late February 2016 and who had expressed to Middleburg’s management an interest in selling his position in Middleburg’s common stock. On March 30, 2016, Middleburg and representatives of Sandler O’Neill met in-person with Mr. Sokol to discuss various alternatives for Mr. Sokol to sell his shares, as well as Middleburg’s operating performance and outlook and challenges facing Middleburg and the community banking industry generally. On March 31, 2016, Mr. Sokol made a public filing with the SEC in which Mr. Sokol, among other things, suggested that Middleburg initiate a process to explore strategic alternatives.

In spring of 2016, Middleburg undertook a number of strategic initiatives intended to organically grow its business and to enhance profitability, improve efficiency and focus on asset quality. At the same time, Middleburg’s board of directors, with the assistance of Sandler O’Neill, engaged in a process to review and assess its business plan as an independent company, to consider various alternatives to accelerate growth in Middleburg’s relatively low loan to deposits ratio, and to consider strategic alternatives with third parties, including acquisitions, sale transactions and strategic mergers.

In the course of Access’s ongoing strategic planning process which included a review of prospective merger candidates, Access contacted Middleburg in April 2016 after Mr. Sokol’s SEC filing on March 31, 2016. Access management formed a small working group consisting of Access’s chief executive officer, Michael W. Clarke, chief financial officer, Margaret M Taylor, and Executive Vice President Robert C. Shoemaker, to conduct a detailed review and analysis of publicly available information. Access concluded that a “partnership” style transaction with Middleburg could have mutual appeal given the perceived benefits from the combined balance sheet, complementary business lines, and familiarity of both banks with overlapping markets.

In early May 2016, Access management authorized FBR Capital Markets & Co. (“FBR”) to contact Sandler O’Neill to determine if Middleburg would be open to a strategic discussion with Access.

At the same time, and as part of its strategic review, Middleburg’s management had identified Access, among others, as a potential partner in a strategic transaction. In response to FBR’s request, Middleburg’s management authorized Sandler O’Neill to respond to FBR to set up a conversation between Middleburg chief executive officer Gary R. Shook and a representative of Access.

During the week of May 9, 2016, Mr. Clarke and Mr. Shook spoke by phone to discuss their respective companies. That telephone conversation gave rise to an in-person meeting between Mr. Clarke and Mr. Shook on May 23, 2016.

At the May 23, 2016 meeting, Mr. Clarke and Mr. Shook shared views and experiences concerning company background, current operating performance and outlook, strategic challenges and expected future operating conditions. Mr. Clarke and Mr. Shook agreed that increased scale was desirable given a rising regulatory burden and the stringent public policy outlook towards the banking industry. They further agreed that growing scale through a local combination could best serve the shareholders, clients, employees and the communities of their respective companies. While Mr. Clarke and Mr. Shook generally agreed a transaction could be financially attractive, pricing was not discussed. The meeting concluded with Mr. Clarke and Mr. Shook agreeing to study the idea further and socialize the idea with the appropriate leadership levels of each company.

On June 15, 2016, at a regularly scheduled meeting of Middleburg’s board of directors, Sandler O’Neill discussed with the board Middleburg’s historical operating performance relative to peers and financial aspects of various potential alternatives, including remaining independent, accelerating growth organically or through acquisitions, a strategic merger and a sale transaction. As part of this discussion, Sandler O’Neill reviewed the recent market for mergers and acquisitions generally and financial aspects of a combination with Access. In addition, a representative of Williams Mullen, outside legal counsel to Middleburg, reviewed with the board of directors their fiduciary duties under Virginia law, including a focused summary of fiduciary duties in connection with a merger. Middleburg’s board of directors discussed the potential benefits of a strategic merger transaction, including a significant ownership position in the combined company and the potential retention of the Middleburg brand, and of a combination with Access in particular, including complementary business and geographic footprints, the benefits of scale and the strategic fit of Middleburg’s strong deposits and wealth management services with Access’s lending and mortgage origination expertise. Middleburg’s board determined that these considerations were compelling to warrant further consideration of, and to continue a conversation with Access regarding a strategic combination.

On June 17, 2016, Mr. Clarke and Mr. Shook met to brief one another on feedback from their respective leadership groups and share ideas on how the companies could operate as a combined entity.

On June 23, 2016, the board of directors of Access discussed the possibility of a transaction with Middleburg and reviewed a financial analysis prepared by FBR based on publicly available information and management assumptions. Based upon the preliminary analysis, management was authorized to engage in more detailed discussion with Middleburg regarding a strategic transaction. In doing so, it was agreed Access would refrain from comprehensive due diligence involving the time and expense of third parties until such time as company representatives could meet, interview and forge a favorable opinion concerning the potential relationship with Middleburg’s largest shareholder, Mr. Sokol.

On June 25, 2016, Middleburg entered into a non-disclosure agreement with Mr. Sokol to facilitate discussions with Mr. Sokol regarding Middleburg’s strategic initiatives, including the potential for a strategic combination with Access.

On July 7, 2016, Messrs. Clarke and Shoemaker met with Mr. Shook and Middleburg’s executive vice president and chief operating officer, Jeffrey H. Culver. The parties exchanged previously negotiated and executed non-disclosure agreements at the onset of the meeting to facilitate open discussion covering material non-public information. During this meeting the parties assessed the preliminary financial and operational feasibility of a potential combination, and reviewed organizational structures and operating profiles, and identified potential operational efficiencies and cost reductions.

On July 11, 2016, representatives of the boards of directors of Access and Middleburg had a dinner meeting. Those attending included chairman of the Access board of directors Michael G. Anzilotti, vice chairman of the Access board of directors Martin S. Friedman and Mr. Clarke from Access, and chairman of the Middleburg board of directors Joseph L. Boling, director (and later chairman of the Middleburg board of directors) John C. Lee, IV, and Mr. Shook of Middleburg. In the meeting, company and individual backgrounds where shared along with current views on the industry and each company’s strategic outlook.

On the morning of July 27, 2016, at a regularly scheduled meeting of Middleburg’s board of directors, Middleburg’s management updated the board of directors on the status of discussions with Access.

Also on July 27, 2016, representatives of each management team and the parties’ respective financial advisors held a work session to review existing and proposed operating structures, historical and expected financial performance, expected cost savings and anticipated one-time charges in the event of a strategic transaction. Access was represented by Messrs. Clarke and Shoemaker, Ms. Taylor, and executive vice president and chief deposit officer of Access National Bank Steven A. Reeder. Middleburg was represented by Messrs. Shook and Culver. Following the meeting, Access and Middleburg began sharing preliminary due diligence information.

On August 15, 2016 Mr. Anzilotti and Mr. Lee met for a lunch meeting to discuss governance and leadership considerations related to a possible strategic transaction between Access and Middleburg.

On August 18, 2016, at the Access board meeting, an updated and detailed financial analysis prepared by FBR was reviewed. FBR provided insights on assumptions, comparative transactions and potential reactions by the market to a combination. The Access board authorized issuance of a non-binding term sheet to be delivered to the Middleburg Board through Mr. Lee. The term sheet outlined an illustrative exchange ratio based on post-transaction fully diluted ownership of 55% to 45% by current Access and Middleburg shareholders, respectively, and the proposed consideration mix and organization structure. The term sheet addressed proposed governance of Access following a merger by increasing the Access board of directors from 7 to 13 members, and by adding 6 members of the Middleburg board of directors.

On August 23, 2016 Messrs. Lee and Shook met with Messrs. Anzilotti and Clarke to further discuss the term sheet. Financial objectives and constraints of each party’s interest and preliminary views on valuation were discussed.

In response to differences in financial assumptions and valuations between Access and Middleburg, Mr. Lee suggested the exchange ratio range be based on the fully diluted ownership split between Access and Middleburg expressed in terms of an ownership split floor and ceiling. Chairman Lee agreed he would present the indicative range to the Middleburg Board the following day and asked that Access consider revising the offer set forth in the non-binding term sheet to meet Mr. Lee’s suggested range.

Later on the evening of August 23, 2016 and the following morning on August 24, 2016, a number of communications took place to identify an acceptable range of ownership for each party to move forward with more extensive due diligence. The parties agreed that given the overlap of each party’s desired post-transaction fully diluted ownership ranges at 53.5% to 46.5% fully diluted ownership by current Access and Middleburg shareholders, respectively, they would take the next steps towards an agreement and commence comprehensive and reciprocal due diligence. Further, Access requested a meeting and interview with Middleburg’s largest shareholder, Mr. Sokol, individually and jointly with Middleburg.

During a regularly scheduled board meeting on August 24, 2016, representatives of Sandler O’Neill provided an overview of the Access franchise, including financial and stock price performance, an outline of the preliminary term sheet and review of Middleburg’s historical operating performance relative to peers, the recent market for mergers and acquisitions generally, the potential financial implications of a combination with Access and the potential financial implications of other strategic alternatives available to Middleburg. During the meeting, Middleburg’s board of directors discussed the preliminary term sheet, including the updated fully diluted ownership target range and the related exchange ratio range, further discussed the potential benefits of a combination with Access and determined to move forward with discussions with Access and perform additional due diligence of Access.

On September 2, 2016, Access entered into a non-disclosure agreement with Mr. Sokol in order to facilitate the sharing of material non-public information.

On September 6, 2016, Middleburg’s board of directors held a special meeting to update Middleburg’s board on the progress and status of discussions with Access.

On September 19, 2016, representatives of both companies and their respective financial advisors met with Mr. Sokol and his financial advisors, Donnelly Penman & Partners, to discuss progress of the proposed transaction and enable in-person communication between Mr. Sokol and Messrs. Anzilotti and Clarke. The meeting began with an overview and background of Access followed by a presentation of the proposed combination at an exchange ratio of 1.3314, which represented post-transaction fully diluted ownership of 53.5% to 46.5% by current Access and Middleburg shareholders, respectively. Following discussion of plans for the proposed company post-merger, including governance and leadership of the combined company, Messrs. Anzilotti and Clarke met privately with Mr. Sokol. During the session, plans for the combined company were further discussed, followed by a discussion of the banking industry and outlook for future M&A activity more generally. Access’s representatives and Mr. Sokol discussed Mr. Sokol’s investment and expectations in Middleburg as well as outlook for his continued investment in the combined company.

Following the meeting of Messrs. Anzilotti and Clarke and Mr. Sokol, all parties reconvened and agreed there was compelling case to proceed towards reaching an agreement for a strategic transaction. A timeline and activity overview of the requisite due diligence to reach a final agreement between the boards was discussed and agreed upon, then distributed to all parties including outside legal counsel.

On September 21, 2016, at a regularly scheduled meeting of Middleburg’s board, Middleburg’s management updated the board of directors on the status of discussions with Access. In addition, the board of directors reviewed and discussed the anticipated timeline to reach a final agreement and authorized management to move forward in performing comprehensive due diligence of Access and negotiating a merger agreement.

From September 23, 2016 through October 21, 2016, Access and Middleburg, with the assistance of their respective advisors and representatives, gathered and reviewed comprehensive business, financial and other information concerning each of the companies. Reviews, discussions and meetings took place remotely and in person. During this time, the parties agreed that holders of Middleburg common stock would receive, in the merger of Middleburg into Access, only shares of Access common stock.

On October 4, 2016, representatives of Troutman Sanders as outside legal counsel to Access provided a draft of the merger agreement to representatives of Williams Mullen as outside legal counsel to Middleburg.

On October 5th and 6th, 2016, Access and Middleburg engaged in a two-day, in-person working session to conduct comprehensive and mutual interviews of top managers overseeing all critical functions of each company. Further, a smaller working group of representatives from each side worked to refine critical assumptions for the pro forma financial models for the proposed transaction, including one-time charges and cost savings.

On October 14, 2016, the Access board of directors held a special meeting, at which representatives of FBR and Troutman Sanders were present, where management reviewed the progress of negotiations with and due diligence on Middleburg. Troutman Sanders made a presentation and reviewed with the board of directors their fiduciary duties under Virginia law, including a focused summary of fiduciary duties in connection with a merger. Troutman Sanders then led a review of the draft merger agreement and related documents and discussed open items pending further negotiation. Included in the documents was a draft voting and standstill agreement to be entered into between Access, Middleburg and Middleburg’s largest shareholder, Mr. Sokol. Representatives of FBR then led a review of the updated financial analysis regarding the proposed transaction and discussed the updated financial assumptions. Through discussion, the board provided feedback and guidance concerning unresolved business matters and instructed Access’s management to continue to review anticipated cost savings and pro forma financial estimates for the combined company.

Also on October 14, 2016, Middleburg’s board of directors held a meeting at which representatives of Sandler O’Neill and Williams Mullen were also present, where management reviewed the progress of negotiations with and due diligence on Access. Representatives of Sandler O’Neill then led a review of updated financial aspects of the proposed transaction. Representatives of Williams Mullen reviewed the terms of the draft merger agreement and related documents and the status of negotiations. In addition, the board of directors reviewed and discussed the draft voting and standstill agreement with Mr. Sokol and the support agreements contemplated to be executed by each director.

During the week of October 17, 2016 Access held a series of telephonic board meetings to review the status of negotiations. Further conversations and negotiations of contract terms and an exchange ratio were conducted by all parties and on October 18, 2016 the parties agreed to an exchange ratio of 1.3314 shares of Access common stock for each share of Middleburg common stock, or a post-transaction fully diluted ownership of 53.5% to 46.5% by current Access and Middleburg shareholders, respectively.

On October 18, 2016, Middleburg’s board of directors held a telephonic meeting to update the board of directors on the status of negotiations. Representatives of Williams Mullen were present and led a review of the merger agreement, including open items subject to further negotiation. Representatives of Sandler O’Neill were present and led a discussion of the final exchange ratio and updated financial aspects of the merger.

Also on October 18, 2016, Access’s board of directors held a special meeting to update the board on the status of negotiations with Middleburg. At this meeting, Access’s management also reviewed proposed post-closing employment arrangements with certain executive officers of Middleburg and the proposed voting and standstill agreement with Mr. Sokol. The Access board of directors authorized Mr. Clarke to communicate to Middleburg that the exchange ratio of 1.3314 is acceptable, subject to final negotiation of certain closing conditions, post-closing employment arrangements and the voting and standstill agreement with Mr. Sokol.

On October 20, 2016 Access held its regularly scheduled board meeting at which updated analysis was provided. The Access board of directors reviewed the updated analysis and financial assumptions in connection with the exchange ratio, and updates to the transaction documents. In connection with the merger, Access’ financial advisor, FBR, delivered an oral opinion at the October 20, 2016 meeting to the Access board of directors, which was subsequently confirmed in writing on October 21, 2016, that the merger consideration to be issued and paid by Access pursuant to the merger agreement was fair, from a financial point of view and as of the date of the opinion, to Access. Following discussion and review, the Board unanimously approved a resolution authorizing management to finalize all agreements after close of business Friday October 21, 2016 so public announcement and communication could occur the morning of Monday October 24, 2016.

On October 20, 2016, Middleburg held a special meeting of its board of directors to consider the proposed merger and the merger agreement. At the meeting, Middleburg’s board of directors received an update from management on the status of the negotiations with Access. Also at the meeting, representatives of Sandler O’Neill reviewed its financial analysis of the exchange ratio, and delivered to Middleburg’s board of directors its oral opinion which was subsequently provided in writing to the effect that, as of October 20, 2016, and based on and subject to various assumptions and limitations described in that opinion, the exchange ratio in the merger was fair, from a financial point of view, to holders of Middleburg common stock. Representatives of Williams Mullen discussed with Middleburg’s board the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the date of the meeting. Following these discussions, the Middleburg board unanimously approved the merger and authorized management to finalize the merger agreement and the related plan of merger.

Access and Middleburg executed the merger agreement on the evening of Friday, October 21, 2016, and before the financial markets opened on Monday, October 24, 2016, issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

Access’s Reasons for the Merger; Recommendation of Access’s Board of Directors

In adopting the merger agreement and recommending approval of the Access merger proposal set forth in this joint proxy statement/prospectus, Access’s board of directors consulted with members of Access’s management and with Access’s legal, financial, and business advisors, and also considered a number of factors that the Access board of directors viewed as supporting its decisions. The principal factors that the Access board of directors viewed as supporting its decisions are:

•	the expectation that the merger will create a $2.7 billion-asset bank ranked fifth in deposit market-share among Virginia-based banks under $10 billion in assets;

•	the belief that the merger will allow the combined company to more effectively and efficiently navigate the challenges and costs associated with becoming a larger financial institution, and the challenges of the current and prospective economic, regulatory and competitive environments facing Access and the financial services industry generally;

•	the expectation that the combined company will have increased resources to invest in future growth opportunities in comparison to Access on a stand-alone basis;

•	the complementary nature of Middleburg’s business, operations and proficiencies with those of Access;

•	the opportunities for greater efficiencies from conducting Access’s and Middleburg’s operations as part of a single enterprise;

•	the expectation that the combination will enhance geographic, industry and client diversity of the combined company’s loan and deposit portfolios, as compared to the loan and deposit portfolios of Access and Middleburg on a stand-alone basis;

•	the fact that the merger will expand Access’s operations into the Richmond and southeast Virginia banking markets;

•	the benefits associated with revenue diversification driven by fee income business lines of the combined company, with pro forma fee income representing more than 30% of pro forma revenue of the combined company;

•	the expectation that the merger will result in earnings per share accretion to Access’s shareholders of more than 7.5% in 2017 and more than 10% in 2018 (the first full year of operations as a combined company), tangible book value dilution of less than 1.0% and a tangible book value earn-back period less than one fiscal quarter;

•	Middleburg’s financial condition, earnings, business, operations, depository base and asset quality, taking into account publicly-filed information and the results of Access’ due diligence of Middleburg; and

•	the oral opinion of FBR & Co., delivered on October 20, 2016 to the Access board of directors and subsequently confirmed in writing on October 21, 2016, that the merger consideration to be issued and paid by Access pursuant to the merger agreement was fair, from a financial point of view and as of the date of the opinion, to Access.

In addition to considering the factors described above, the Access Board of Directors also considered the following factors:

•	the proposed governance and management of Access following the merger;

•	the financial and other terms of the proposed transaction as outlined in the merger agreement;

•	Middleburg’s largest shareholder and Access’s understanding of his intentions with respect to ownership of Access common stock;

•	the market for alternative merger or acquisition candidates and the likelihood and timing of other strategic transactions;

•	the probability and likelihood of timely approvals from regulatory authorities and any expected conditions associated with approvals;

•	the risks and costs associated with integrating Middleburg’s business, operations and employees with those of Access;

•	the risks of diverting management attention and resources from the operation of Access’ business in planning for the merger and executing integration plans;

•	the risks of not being able to realize all of the anticipated cost savings and operational synergies between Access and Middleburg and the risk that other anticipated benefits might not be realized; and

•	the termination fee payable, under certain circumstances, by Access to Middleburg, including the risk that the termination fee might discourage third parties from proposing an alternate transaction or would increase the cost of an alternate transaction.

The preceding discussion of the information and factors considered by Access’s board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Access’s shareholders approve the Access merger proposal, Access’s board of directors did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, Access’s board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. Access’s board of directors based its determination on the totality of the information presented.

Access’s board of directors determined that the merger agreement is in the best interests of Access and its shareholders. Accordingly, Access’s board of directors approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Access merger proposal.

Middleburg’s Reasons for the Merger; Recommendations of Middleburg’s Board of Directors

In adopting the merger agreement and recommending approval of the Middleburg merger proposal set forth in this joint proxy statement/prospectus, Middleburg’s board of directors evaluated the merger proposal in consultation with members of Middleburg’s management and with Middleburg’s legal, financial, and business advisors, and also considered a number of positive factors, including the following material factors:

•	the expectation that the merger will create a $2.7 billion-asset bank, ranked fifth in deposit market-share among Virginia-based banks under $10 billion in assets;

•	Middleburg’s historical financial performance, prospects for the future, projected financial results and alternatives for loan growth on a stand-alone basis, and the belief that the combined company will have increased resources and ability to accelerate growth in comparison to Middleburg on a stand-alone basis;

•	the potential for Middleburg’s shareholders to benefit from the combined company’s expected profitability and potential for growth and stock appreciation, and the expectation that the combined company will have superior future earnings and prospects compared to Middleburg’s earnings and prospects on a stand-alone basis;

•	the expected increase in cash dividend payments to be received by Middleburg’s shareholders, as shareholders of Access following the merger, due to the current quarterly cash dividend payment of $0.15 per share paid by Access (or $0.19971 per share of Middleburg stock converted into Access stock in connection with the merger, taking into account the 1.3314 exchange ratio) versus the most recent quarterly cash dividend payment of $0.12 per share paid by Middleburg, although Access has no obligation to pay future dividends in any particular amounts or at any particular times;

•	the belief that the combined company will be able to more effectively and efficiently navigate the challenges of the current and prospective economic, regulatory and competitive environments facing Middleburg and the financial services industry generally;

•	the expectation of cost savings and greater efficiencies from conducting Access’s and Middleburg’s operations as part of a larger, single enterprise;

•	its review and diligence of Access’s business, operations, financial condition, asset quality, earnings and prospects, and the complementary nature of Middleburg’s business, operations and proficiencies with those of Access;

•	the ability to leverage the combination of Middleburg’s strong retail deposit franchise and wealth management experience with Access’s expertise in business banking, commercial and industrial lending and mortgage origination;

•	the expectation that the combination will enhance geographic, industry and client diversity of the loan and deposit portfolios;

•	the benefits associated with the diversification and balance of the combined company’s revenues;

•	the continued representation of Middleburg’s management on the management team and board of directors of the combined company;

•	the potential for increased liquidity in the market for common stock and the opportunity for higher trading multiples of book value and EPS of the combined company, versus Middleburg independently;

•	the value of the merger consideration relative to the historical market value, book value and earnings of Middleburg;

•	the financial presentation, dated October 20, 2016, of Sandler O’Neill to Middleburg’s board of directors and the opinion of Sandler O’Neill, dated October 20, 2016, to Middleburg’s board of directors, to the effect that, as of such date, the exchange ratio provided for in the merger was fair to the holders of Middleburg common stock from a financial point of view; and

•	the terms of the merger, including the expected tax treatment, deal protection and termination fee provisions, which Middleburg reviewed with its outside legal advisor.

In addition to considering the factors described above, Middleburg’s board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberations on the merger, including the following material factors:

•	the probability and likelihood of timely approvals from regulatory authorities and any expected conditions associated with approvals;

•	the risks and costs associated with integrating Middleburg’s business, operations and employees with those of Access;

•	the risks of diverting management attention and resources from the operation of Middleburg’s business in planning for the merger and executing integration plans, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

•	the risks of not being able to realize all of the anticipated cost savings and operational synergies between Access and Middleburg and the risk that other anticipated benefits might not be realized; and

•	the termination fee payable, under certain circumstances, by Middleburg to Access, including the risk that the termination fee might discourage third parties from offering to acquire Middleburg by increasing the cost of a third-party acquisition.

In the judgment of Middleburg’s board of directors, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by Middleburg’s board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Middleburg’s shareholders approve the Middleburg merger proposal, Middleburg’s board of directors did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, Middleburg’s board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. Middleburg’s board of directors based its determination on the totality of the information presented.

Middleburg’s board of directors unanimously determined that the merger agreement is in the best interests of Middleburg and its shareholders. Accordingly, Middleburg’s board of directors unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Middleburg merger proposal.

Opinion of Access’s Financial Advisor

Access engaged FBR to act as its exclusive financial advisor, including providing an opinion to the Access board of directors as to the fairness, from a financial point of view, to Access of the consideration to be paid by Access in the merger. In the ordinary course of its investment banking business, FBR is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In connection with its engagement, representatives of FBR participated via telephonic conference in the meeting of the Access board of directors held on October 20, 2016 at which the Access board of directors evaluated the merger. At this meeting, FBR reviewed the financial aspects of the merger and rendered an oral opinion (subsequently confirmed in writing) that, as of such date, the consideration to be paid by Access in the merger was fair, from a financial point of view, to Access.

The summary of FBR’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of FBR’s written opinion, which is included as Appendix B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by FBR in preparing its opinion.

FBR’s opinion was directed to the Access board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to Access of the consideration to be issued and paid by Access in the merger. It is not intended to and should not be construed as creating any fiduciary duty on the part of FBR to the Access board of directors, Access, Middleburg, any security holder of Access or any other party. It does not constitute a recommendation to the Access board of directors, Access, Middleburg, any security holder of Access or any other person as to how to act or vote on any matter relating to the merger or otherwise.

In arriving at its opinion, FBR made such reviews, analyses and inquiries as FBR deemed necessary and appropriate under the circumstances. Among other things, FBR:

•	reviewed the financial terms of the merger agreement, dated October 21, 2016;

•	the audited financial statements and Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016 of Access;

•	reviewed the Current Report on Form 8-K of Access regarding Access’s financial condition and results of operations as of and for the fiscal quarter ended September 30, 2016;

•	reviewed the Definitive Proxy Statement pursuant to section 14(a) of the Exchange Act filed on April 18, 2016 of Access;

•	reviewed the audited financial statements and Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016 and June 30, 2016 of Middleburg;

•	reviewed the Definitive Proxy Statement pursuant to section 14(a) of the Exchange Act filed on April 12, 2016 of Middleburg;

•	reviewed certain financial forecasts for Middleburg prepared by the management of Middleburg (the “Middleburg Financial Forecasts”), and adjustments thereto and extensions thereof prepared by the management of Access to take into account certain projected cost savings, including the amount and timing thereof, expected by the management of Access to result from the merger (as adjusted, the “Adjusted Middleburg Financial Forecasts”);

•	reviewed certain publicly available consensus “street estimates” for Access affirmed to FBR by management of Access (the “Access Consensus Projections”) and certain additional financial forecasts for Access provided to FBR by the management of Access (the “Access Management Financial Forecasts” and, together with the Access Consensus Projections, the “Access Financial Forecasts”);

•	reviewed certain non-public internal financial information and other data relating to Access and Middleburg that were provided to FBR by Access and Middleburg for the purpose of FBR’s analysis and accordingly on which basis FBR prepared its analysis;

•	met with certain members of the senior management of Middleburg to discuss the business and prospects of Middleburg, and with certain members of the senior management of Access to discuss the business and prospects of Middleburg and Access, and the projected cost savings, including the amount and timing thereof, expected by the management of Access to result from the merger, and relied on the statements made by such persons;

•	reviewed certain publicly available information with respect to certain other companies FBR believed to be generally relevant in evaluating the businesses of Middleburg and Access;

•	reviewed the publicly available financial terms of certain business combinations FBR believed to be generally relevant in evaluating the financial terms of the merger;

•	reviewed historical stock prices and trading volumes of Access common stock and Middleburg common stock;

•	reviewed the potential pro forma impact of the merger on Access based on the financial forecasts and estimates referred to above relating to Middleburg and Access; and

•	conducted such other financial studies, analyses and investigations and considered such other financial, economic and market criteria that we deemed relevant.

FBR relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to FBR, discussed with or reviewed by FBR, or publicly available, and FBR did not assume any responsibility with respect to such data, material and other information. With respect to the Middleburg Financial Forecasts, management of Middleburg advised FBR, and FBR assumed, that the Middleburg Financial Forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Middleburg with respect to the future financial performance of Middleburg. With respect to the Adjusted Middleburg Financial Forecasts, management of Access advised FBR, and FBR assumed, that the Adjusted Middleburg Financial Forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Access with respect to the future financial performance of Middleburg following the consummation of the merger, after giving effect to the projected cost savings, including the amount and timing thereof, expected by the management of Access to result from the merger. With respect to the Access Financial Forecasts, the management of Access advised FBR, and FBR assumed, that the Access Consensus Projections are reasonable and achievable, and that the Access Financial Forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Access, in each case with respect to the future financial performance of Access. FBR relied upon, without independent verification, the assessment of the management of Access with respect to the timing and risks associated with the integration of the businesses of Access and Middleburg and the risks associated with Access and Middleburg’s current and contemplated products, services and business models. FBR expressed no view or opinion with respect to the Middleburg Financial Forecasts, the Adjusted Middleburg Financial Forecasts, the Access Financial Forecasts or the assumptions on which they are based including, without limitation, the projected cost savings expected by Access’s management to result from the merger, which cost savings, at the direction of Access’s management, FBR assumed will be achieved in the amounts and at the times indicated thereby. Access’s management advised FBR and FBR has assumed, without undertaking any responsibility for the independent verification thereof, that the Adjusted Middleburg Financial Forecasts, the Access Financial Forecasts and the assumptions on which they are based were a reasonable basis on which to evaluate Middleburg, Access and the proposed merger and, at the direction of Access’s management, FBR used and relied upon the Adjusted Middleburg Financial Forecasts and the Access Financial Forecasts for purposes of FBR’s analyses and FBR’s opinion. FBR also relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Middleburg or Access since the dates of the most recent financial statements and other information, financial or otherwise, provided to FBR that would be material to FBR’s analyses or this opinion, and that there was no information or any facts or developments that would make any of the information reviewed by FBR incomplete or misleading. FBR also assumed, with the consent of Access’s management, that (i) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger (which FBR assumes will be obtained), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Middleburg, Access or the contemplated benefits of the merger; (ii) the representations and warranties made by the parties in the merger agreement are accurate and complete in all respects material to FBR’s analyses and FBR’s opinion; (iii) each party to the merger agreement will perform in all material respects all of its covenants and obligations thereunder; (iv) the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or provision thereof that is material to FBR’s analyses or FBR’s opinion; and (v) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. FBR also assumed that the merger agreement and subsidiary bank merger agreement, when executed by the relevant parties thereto, will conform to the drafts of such agreements and other documents reviewed by FBR in all respects material to FBR’s analyses.

FBR’s opinion only addresses the fairness, from a financial point of view, to Access of the merger consideration to be issued and paid by Access in respect of the outstanding shares of Middleburg common stock in the merger pursuant to the merger agreement and does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or, except to the extent expressly provided herein, the amounts of the merger consideration to be issued and paid in the merger; the allocation of the outstanding Access common stock after giving effect to the merger as between the current holders of Access common stock and the current holders of Middleburg common stock or any individual members or groups thereof; the dilutive or other effects of the merger on the existing holders of Access common stock; the solvency or fair value of Access, Middleburg or any other entity or person or their respective assets or liabilities under any laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; any tax implications of the merger to Access or its security holders or any other party; the fairness of any portion or aspect of the merger to the current holders of any class of securities, creditors or other constituencies of Access, Middleburg or to any other party; or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration to be paid to Middleburg’s shareholders or otherwise.

FBR did not express any opinion or provide any advice, counsel or interpretation, with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. FBR assumed that any such opinions, advice, counsel or interpretations have been or will be obtained by Access from appropriate professional sources. Furthermore, with the consent of Access’s management, FBR relied upon the assessments by Access and its other advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Access, Middleburg and the merger.

FBR’s opinion is necessarily based upon information made available to FBR as of the date of its opinion and financial, economic, market and other conditions were evaluated as they existed as of the date of its opinion. Although subsequent developments may affect this opinion, FBR assumes no obligation to update, revise or reaffirm this opinion. As Access’s management is aware, the credit, financial and stock markets may experience significant volatility. FBR expressed no opinion or view as to any potential effects of such volatility on Access, Middleburg or the merger. FBR’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Access, Middleburg or any other party to the merger, nor does it address the underlying business decision of the board of directors of Access, Middleburg, or any other party to proceed with the merger. Furthermore, in connection with this opinion, FBR was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Access, Middleburg, or any other party. In addition, FBR did not receive or review any individual credit files nor make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Access, Middleburg, or any of their respective subsidiaries. FBR is not an expert in the evaluation of loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, FBR assumed that such allowances for losses are adequate to cover such losses. FBR did not express any opinion as to what the value of Access common stock actually will be when issued pursuant to the merger, or the price or range of prices at which Access common stock or Middleburg common stock may be purchased or sold at any time. With the consent of Access’s management, FBR assumed that the Access common stock to be issued in the merger will be listed on the NASDAQ Global Market.

In preparing its opinion to the Access board of directors, FBR performed a variety of analyses, including those described below. The summary of FBR’s financial analyses is not a complete description of the analyses underlying FBR’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither FBR’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. FBR arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, FBR believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, FBR considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or merger used in FBR’s financial analyses for comparative purposes is identical to Access, Middleburg or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion, FBR did not make separate or quantifiable judgments regarding individual analyses. The multiples and valuation reference ranges indicated by FBR’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Access’ control and the control of FBR. Much of the information used in, and accordingly the results of, FBR’s analyses are inherently subject to substantial uncertainty.

FBR’s opinion and analyses were provided to the Access board of directors (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the Access board of directors in evaluating the proposed merger. Neither FBR’s opinion nor its analyses were determinative of the consideration or of the views of the Access board of directors with respect to the proposed merger.

The following is a summary of the material financial analyses performed by FBR in connection with the preparation of its oral opinion rendered to the Access board on October 20, 2016, which was subsequently confirmed in writing by FBR to the Access board on October 21, 2016. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of FBR’s analyses.

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected comparable public companies analysis described below were closing sale prices as of October 19, 2016; (2) estimates of financial performance of Middleburg were based on the Middleburg Financial Forecasts; (3) estimates of financial performance for the selected companies listed below for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 were based on publicly available research analyst estimates for those companies; and (4) the merger values for the selected mergers used in the selected mergers analysis described below were based on the value of the consideration proposed to be paid in the selected mergers as of the date of the announcement.

Based on the merger consideration of 1.3314 shares of Access common stock per share of Middleburg common stock, FBR calculated an implied value of the merger consideration of $34.00 per share of Middleburg common stock, based on the closing price per share of Access common stock of $25.54 as of October 19, 2016.

Selected Comparable Public Companies Analysis. FBR considered certain financial data for Middleburg and selected companies with publicly traded equity securities. FBR selected these companies because they were deemed to be similar to Middleburg in one or more respects.

The financial data reviewed included:

•	Price as a multiple of analyst consensus median earnings per share for the fiscal year ending December 31, 2016 (“Price/2016E EPS”);

•	Price as a multiple of analyst consensus median earnings per share for the fiscal year ending December 31, 2017 (“Price/2017E EPS”);

•	Price as a multiple of analyst consensus median earnings per share for the fiscal year ending December 31, 2018 (“Price/2018E EPS”); and

•	Price as a multiple of tangible book value as of the most recently reported fiscal quarter (“Price/TBV”).

The selected companies and resulting 25th percentile, median and 75th percentile data were:

•	Sandy Spring Bancorp, Inc.

•	First Community Bancshares, Inc.

•	WashingtonFirst Bankshares, Inc.

•	American National Bankshares Inc.

•	Old Line Bancshares, Inc.

•	Eastern Virginia Bankshares, Inc.

•	Community Financial Corporation

•	National Bankshares, Inc.

•	Community Bankers Trust Corporation

•	Shore Bancshares, Inc.

•	Southern National Bancorp of Virginia, Inc.

Selected Comparable Public Companies Analysis

	Price / 2016E EPS	Price / 2017E EPS	Price / 2018E EPS	Price / TBV
25th Percentile:	15.2x	14.2x	12.0x	1.12x
Median:	15.9x	14.5x	13.4x	1.44x
75th Percentile:	16.8x	15.2x	14.2x	1.58x

FBR applied multiple ranges based on the 25th to 75th percentiles of Price/2016E EPS, Price/2017E EPS, Price/2018E EPS and Price/TBV to corresponding financial data for Middleburg. FBR assumed and applied a 25% control premium to these values to account for the ownership, control and operation of Middleburg and Middleburg Bank by Access following the consummation of the merger. The selected comparable public companies analysis indicated implied valuation reference ranges per share of Middleburg common stock of $26.80 to $29.65 based on the Price/2016E EPS multiples, $27.99 to $29.90 based on the Price/2017E EPS multiples, $25.76 to $30.43 based on the Price/2018E EPS multiples and $24.52 to $34.72 based on the Price/TBV multiples.

Selected Precedent Transactions. FBR also considered the financial terms of certain business combinations. The precedent transactions were selected because the characteristics of the seller were deemed to be similar to Middleburg in one or more respects.

The financial data reviewed included:

•	Price as a premium to market capitalization one trading day prior to announcement date (“Premium to Current Market”);

•	Price as a multiple of last-twelve-months earnings per share (“Price/LTM EPS”);

•	Price as a multiple of estimated earnings per share for the next fiscal year following announcement date (“Price/FY1 EPS”); and

•	Price as a multiple of tangible book value as of the most recently reported fiscal quarter (“Price/TBV”).

The selected mergers and resulting 25th percentile, median and 75th percentile data were:

Announcement Date	Buyer	Seller
5/3/2016	Access, Inc.	Your Community Bankshares, Inc.
1/28/2016	Pinnacle Financial Partners, Inc.	Avenue Financial Holdings, Inc.
12/17/2015	TowneBank	Monarch Financial Holdings, Inc.
12/3/2015	First Busey Corporation	Pulaski Financial Corp.
11/9/2015	United Bankshares, Inc.	Bank of Georgetown
5/27/2015	Valley National Bancorp	CNLBancshares, Inc.
4/22/2015	United Community Banks, Inc.	Palmetto Bancshares, Inc.
4/7/2015	Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust
1/6/2015	Chemical Financial Corporation	Lake Michigan Financial Corporation

Selected Precedent Transactions

	Premium to Current Market	Price / LTM EPS	Price / FY1 EPS	Price / TBV	Core Deposit Premium
25th Percentile:	6%	17.4x	15.6x	1.77x	10%
Median:	20%	23.9x	16.3x	1.92x	13%
75th Percentile:	39%	27.4x	21.2x	2.04x	18%

FBR applied multiple ranges based on the 25th to 75th percentiles of Premium to Current Market, Price/LTM EPS, Price/FYI EPS, Price/TBV and the Core Deposit Premium to corresponding financial data for Middleburg. The selected precedent transactions analysis indicated implied valuation reference ranges per share of Middleburg common stock of $28.98 to $38.13 based on the Premium to Current Market, $21.64 to $34.14 based on Price/LTM EPS, $24.45 to $33.26 based on Price/FYI EPS, $31.02 to $35.75 based on Price/TBV and $28.99 to $37.72 based on Core Deposit Premium.

Discounted Cash Flow Analysis. FBR performed a discounted cash flow analysis of Middleburg based on the Middleburg Financial Forecasts, which do not take into account the cost savings expected by management to result from the merger, and the Adjusted Middleburg Financial Forecasts, which take into account the cost savings expected by management to result from the merger. FBR applied a range of terminal value multiples of 15.5x to 17.5x to an estimate of Middleburg’s 2022 free cash flow, calculated by applying a 9.0% growth rate to the estimated 2021 free cash flow in both the Middleburg Financial Forecasts and Adjusted Middleburg Financial Forecasts. The estimated net present value of the projected future cash flow and terminal values, as of the opinion date, were then calculated using discount rates ranging from 10.5% to 13.5%.

The discounted cash flow analysis using the Middleburg Financial Forecasts indicated an implied valuation reference range per share of Middleburg common stock of approximately $29.38 to $31.58, based on the 25th to 75th percentiles. FBR assumed and applied a 25% control premium to these values to account for the ownership, control and operation of Middleburg and Middleburg Bank by Access following the consummation of the merger. The discounted cash flow analysis, taking into account the 25% control premium, indicated an implied valuation reference range per share of Middleburg common stock of approximately $36.73 to $39.48, based on the 25th to 75th percentiles.

The discounted cash flow analysis using the Adjusted Middleburg Financial Forecasts indicated an implied valuation reference range per share of Middleburg common stock of approximately $39.04 to $42.21, based on the 25th to 75th percentiles.

Pro Forma Merger Analysis. FBR analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes on March 31, 2017; (ii) 100% of the outstanding shares of Middleburg common stock are converted into the stock consideration at the fixed exchange ratio of 1.3314; (iii) 100% of Middleburg stock options are cashed out, based upon the terms of the merger agreement; and (iv) 100% of Middleburg warrants are converted into Access warrants, based upon the guidance of Access and Middleburg management. FBR also utilized assumptions, as provided by Access and Middleburg management, relating to (a) estimated transaction costs and expenses, (b) purchase accounting adjustments, and (c) estimated cost savings resulting from the merger. The analysis indicated the merger would be accretive to Access’ estimated earnings per share in 2017 and 2018 (the first full year after the assumed closing of the merger) and nominally dilutive to estimated tangible book value per share at closing with an earn back period of less than one fiscal quarter.

In connection with this analysis, FBR considered and discussed with the Access board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Matters. Access selected FBR as its exclusive financial advisor in connection with the proposed merger based on FBR’s experience and reputation and FBR’s knowledge of Access and its industry. FBR will receive a transaction fee of $1,015,000 for its services as financial advisor to Access in connection with the merger, which is contingent upon the successful completion of the merger. FBR received a fee of $35,000 upon entering into an engagement letter with Access in connection with the proposed merger and a fee of $200,000 for rendering its opinion, both of which were not contingent upon the successful completion of the merger. In addition, Access has also agreed to indemnify FBR and certain related parties for certain liabilities arising out of or related to FBR’s engagement and to reimburse FBR for certain of its legal and other out-of-pocket expenses incurred in connection with its engagement.

FBR is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In its ordinary course of business, FBR and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Access, Middleburg, certain of their affiliates and any other company that may be involved in the merger.

In the two years preceding the date of its opinion, FBR did not provide any other investment banking services to Access, Middleburg and certain of their respective affiliates, for which compensation was received. FBR and its affiliates may in the future provide investment banking and other financial services to Access, Middleburg and certain of their respective affiliates, for which FBR and its affiliates would expect to receive compensation. FBR has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that are advising Access.

Opinion of Middleburg’s Financial Advisor

Middleburg (or, for the purposes of this section, “MBRG”) retained Sandler O’Neill, to act as financial advisor to MBRG’s board of directors in connection with MBRG’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 20, 2016 meeting at which MBRG’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to MBRG’s board of directors its oral opinion, which was subsequently confirmed in writing on October 20, 2016, to the effect that, as of such date, the exchange ratio provided for in the merger was fair to the holders of MBRG common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of MBRG common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to MBRG’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of MBRG as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of MBRG common stock and does not address the underlying business decision of MBRG to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for MBRG or the effect of any other transaction in which MBRG might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of MBRG or Access (or, for the purposes of this section, “ANCX”), or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the exchange ratio to be received by the holders of MBRG common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated October 19, 2016;

•	certain publicly available financial statements and other historical financial information of MBRG that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of ANCX that Sandler O’Neill deemed relevant;

•	certain financial projections for MBRG for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions for MBRG, as provided by the respective senior managements of MBRG and ANCX, that were prepared by such senior managements to reflect MBRG’s recent financial performance and that Sandler O’Neill was directed by MBRG to rely upon and utilize for purposes of its analysis and its opinion;

•	mean publicly available analyst estimates for ANCX for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, as well as estimated long-term annual earnings growth rate, dividend and other assumptions for ANCX, as provided by the senior management of ANCX;

•	the pro forma financial impact of the merger on ANCX based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of ANCX;

•	the relative contribution of assets, liabilities, equity and earnings of MBRG and ANCX to the combined entity;

•	the publicly reported historical price and trading activity for MBRG’s common stock and ANCX’s common stock, including a comparison of certain stock market information for MBRG common stock and ANCX common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for MBRG and ANCX with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry on a nationwide basis, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of MBRG the business, financial condition, results of operations and prospects of MBRG and held similar discussions with certain members of the senior management of ANCX regarding the business, financial condition, results of operations and prospects of ANCX.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by it from public sources, that was provided to Sandler O’Neill by MBRG or ANCX or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of MBRG and ANCX that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill had not been asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of MBRG or ANCX or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of MBRG or ANCX. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of MBRG or ANCX, or of the combined entity after the merger, and it did not review any individual credit files relating to MBRG or ANCX. Sandler O’Neill assumed, with MBRG’s consent, that the respective allowances for loan losses for both MBRG and ANCX were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain financial projections for MBRG for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions for MBRG, as provided by the respective senior managements of MBRG and ANCX, as well as mean publicly available analyst estimates for ANCX for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term annual earnings growth rate, dividend and other assumptions for ANCX, as provided by the senior management of ANCX. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of ANCX. With respect to the foregoing information, the respective senior managements of MBRG and ANCX confirmed to Sandler O’Neill that such information reflected (or, in the case of the mean publicly available analyst estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of MBRG and ANCX, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of MBRG or ANCX since the date of the most recent financial statements made available to it. Sandler O’Neill assumed in all respects material to its analysis that MBRG and ANCX would remain as going concerns for all periods relevant to its analysis.

Sandler O’Neill also assumed, with MBRG’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on MBRG, ANCX or the merger or any related transaction, (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes. Finally, with MBRG’s consent, Sandler O’Neill relied upon the advice that MBRG received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of MBRG common stock or ANCX common stock at any time or what the value of MBRG common stock would be once it is actually received by the holders of MBRG common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to MBRG’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to MBRG or ANCX and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of MBRG and ANCX and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of MBRG, ANCX and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to MBRG’s board of directors at its October 20, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of MBRG common stock or the prices at which MBRG common stock or ANCX common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by MBRG’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of MBRG’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between MBRG and ANCX.

Summary of Proposed Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Using the closing price of ANCX common stock on October 19, 2016 of $25.54 for valuing ANCX common stock issuable in the merger and ANCX common stock that may be issued pursuant to the exercise of MBRG warrants that were outstanding on October 20, 2016 and would convert into ANCX warrants in the merger, Sandler O’Neill calculated an aggregate implied transaction value of approximately $243.9 million, or an implied transaction price per share of MBRG common stock of $34.00. Based upon historical financial information for MBRG as or for the last twelve months (“LTM”) ended June 30, 2016 and projected financial information for 2016 and 2017 as provided by the respective senior managements of MBRG and ANCX, Sandler O’Neill calculated the following implied transaction metrics.

Transaction Price / Tangible Book Value Per Share of MBRG:	194%
Transaction Price / Last Twelve Months Earnings Per Share of MBRG:	31.2x
Transaction Price / 2016E Earnings Per Share of MBRG:	24.1x
Transaction Price / 2017E Earnings Per Share of MBRG:	21.6x
Core Deposit Premium[1]:	13.6%
One Day Market Premium to March 30, 2016 MBRG Closing Stock Price:	66.2%[2]
One Day Market Premium to October 19, 2016 MBRG Closing Stock Price:	23.8%

1)	Tangible book premium to core deposits calculated as deal value less tangible common equity, as a percentage of core deposits (defined as total deposits less time deposits with balances over $100,000).
2)	Based on MBRG’s closing price of $20.46 on March 30, 2016 before initial 13D was filed by MBRG’s largest shareholder.

Contribution Analysis. Sandler O’Neill reviewed the relative contribution of various balance sheet and income statement items to be made by MBRG and ANCX to the combined entity based on financial information for both companies as of or for the period ended June 30, 2016 and for 2016 and 2017 as provided by the respective managements of MBRG and ANCX in the case of MBRG or based on mean publicly available analyst estimates for ANCX. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of MBRG and ANCX shareholders in the combined company based on the 1.3314x exchange ratio provided for in the merger agreement and the fully diluted shares of MBRG common stock assuming exercise of warrants and options:

	ANCX	MBRG
Balance Sheet
Gross Loans Held For Investment	52.5%	47.5%
Total Assets	49.8%	50.2%
Core Deposits[1]	49.1%	50.9%
Total Deposits	49.7%	50.3%
Tangible Common Equity	48.3%	51.7%
Income Statement
Last Twelve Months Net Income to Common Shareholders	68.3%	31.7%
2016E Net Income to Common Shareholders	63.1%	36.9%
2017E Net Income to Common Shareholders	59.3%	40.7%

Pro Forma Ownership[2]	53.5%	46.5%

1)	Core deposits equal total deposits less time deposits with balances over $100,000.
2)	Assumes 7,230,821 MBRG shares (assuming exercise of options and warrants) are exchanged for ANCX shares.

Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of MBRG common stock and ANCX common stock for the three-year period ended October 19, 2016. Sandler O’Neill then compared the relationship between the stock price performance of MBRG’s common stock and ANCX’s common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

MBRG Three-Year Stock Price Performance

	Beginning October 19, 2013	Ending October 19, 2016
MBRG	100%	131.3%
MBRG Peer Group	100%	128.9%
NASDAQ Bank Index	100%	124.0%
S&P 500 Index	100%	122.9%

ANCX Three-Year Stock Price Performance

	Beginning October 19, 2013	Ending October 19, 2016
ANCX	100%	174.9%
ANCX Peer Group	100%	127.1%
NASDAQ Bank Index	100%	124.0%
S&P 500 Index	100%	122.9%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for MBRG with a group of financial institutions, including ANCX, selected by Sandler O’Neill (the “MBRG Peer Group”). The MBRG Peer Group consisted of major exchange traded banks and thrifts headquartered in District of Columbia, Maryland, Virginia, and West Virginia with assets between $750 million and $5 billion, excluding announced merger targets. The MBRG Peer Group consisted of ANCX and the following companies:

American National Bankshares Inc.	Old Line Bancshares, Inc.

C&F Financial Corporation	Old Point Financial Corporation

City Holding Company	Premier Financial Bancorp, Inc.

Community Bankers Trust Corporation	Sandy Spring Bancorp, Inc.

Community Financial Corporation	Severn Bancorp, Inc.

Eastern Virginia Bankshares, Inc.	Shore Bancshares, Inc.

First Community Bancshares, Inc.	Southern National Bancorp of Virginia, Inc.

First United Corporation	Summit Financial Group, Inc.

Howard Bancorp, Inc.	WashingtonFirst Bankshares, Inc.

National Bankshares, Inc.	Xenith Bankshares, Inc.

The analysis compared financial information for MBRG provided by MBRG as of or for the twelve months ended June 30, 2016 (unless otherwise noted) with the corresponding publicly available data for the MBRG Peer Group as of or for the twelve months ended June 30, 2016 (unless otherwise noted), with pricing data as of October 19, 2016. The table below sets forth the data for MBRG and the high, low, median and mean data for the MBRG Peer Group.

MBRG Comparable Company Analysis

	MBRG	MBRG Peer Group Median	MBRG Peer Group Mean	MBRG Peer Group High	MBRG Peer Group Low
Total assets (in millions)	$1,314	$1,363	$1,679	$4,739	$794
Loans/Deposits	80.9%	91.4%	92.6%	114.5%	61.7%
Non-performing assets1/Total assets	1.82%	1.38%	1.65%	4.30%	0.23%
Tangible common equity/Tangible assets	9.50%	9.36%	9.73%	14.44%	6.34%
Leverage Ratio	9.45%	10.19%	10.51%	14.91%	8.55%
Total RBC Ratio	17.34%	14.50%	14.81%	25.28%	10.61%
Last Twelve Months Return on average assets	0.60%	0.93%	1.09%	4.69%	(0.07)%
Last Twelve Months Return on average equity	6.22%	8.49%	9.72%	36.09%	(0.71)%
Last Twelve Months Net interest margin	3.24%	3.60%	3.75%	6.38%	3.09%
Last Twelve Months Efficiency ratio	71.1%	63.2%	66.7%	88.6%	48.2%
Price/Tangible book value	157%	135%	139%	232%	85%
Price/Last Twelve Months Earnings per share	25.2x	15.8x	15.6x	37.0x	4.2x
Price/Median Analyst 2016E Earnings per share[2]	19.5x	16.1x	16.9x	33.3x	12.6x
Price/Median Analyst 2017E Earnings per share[2]	17.5x	14.8x	15.2x	24.5x	11.4x
Current Dividend Yield	1.9%	2.0%	1.8%	3.5%	0.0%
Last Twelve Months Dividend ratio	47.7%	27.0%	29.4%	69.1%	0.0%
Market value (in millions)	$195	$164	$244	$741	$73

Note:	Publicly available financial data as of September 30, 2016 for the following companies: ANCX, Community Financial Corporation and Howard Bancorp, Inc.
1)	Nonperforming assets defined as nonaccrual loans, and leases, real estate owned and repossessed assets.
2)	Based on median publicly available analyst estimates except, in the case of MBRG, for which 2016 and 2017 earnings projections were provided by the respective senior managements of MBRG and ANCX.

Sandler O’Neill used publicly available information to perform a similar analysis for ANCX and a group of financial institutions, including MBRG, selected by Sandler O’Neill (the “ANCX Peer Group”). The ANCX Peer Group consisted of major exchange traded banks and thrifts headquartered in District of Columbia, Maryland, Virginia, and West Virginia with assets between $750 million and $5 billion, excluding announced merger targets. The ANCX Peer Group consisted of MBRG and the same companies as in the MBRG Peer Group (other than ANCX).

The analysis compared financial information for ANCX provided by ANCX as of or for the twelve months ended September 30, 2016 (unless otherwise noted) with the corresponding publicly available data for the ANCX Peer Group as of or for the twelve months ended June 30, 2016 (unless otherwise noted), with pricing data as of October 19, 2016. The table below sets forth the data for ANCX and the high, low, median and mean data for the ANCX Peer Group.

ANCX Comparable Company Analysis

	ANCX	ANCX Peer Group Median	ANCX Peer Group Mean	ANCX Peer Group High	ANCX Peer Group Low
Total assets (in millions)	$1,363	$1,314	$1,677	$4,739	$794
Loans/Deposits	86.7%	91.4%	92.4%	114.5%	61.7%
Non-performing assets1/Total assets	0.23%	1.60%	1.73%	4.30%	0.41%
Tangible common equity/Tangible assets	8.94%	9.50%	9.75%	14.44%	6.34%
Leverage Ratio	9.05%	10.19%	10.53%	14.91%	8.55%
Total RBC Ratio	12.35%	14.52%	15.05%	25.28%	10.61%
Last Twelve Months Return on average assets	1.40%	0.90%	1.06%	4.69%	(0.07)%
Last Twelve Months Return on average equity	15.31%	8.43%	9.28%	36.09%	(0.71)%
Last Twelve Months Net interest margin	3.60%	3.59%	3.73%	6.38%	3.09%
Last Twelve Months Efficiency ratio	62.3%	64.4%	67.1%	88.6%	48.2%
Price/Tangible book value	232%	135%	135%	212%	85%
Price/Last Twelve Months Earnings per share	15.7x	15.9x	16.1x	37.0x	4.2x
Price/Median Analyst 2016E Earnings per share[2]	15.8x	16.1x	17.1x	33.3x	12.6x
Price/Median Analyst 2017E Earnings per share[2]	16.8x	14.8x	15.4x	24.5x	11.4x
Current Dividend Yield	2.3%	1.9%	1.8%	3.5%	0.0%
Last Twelve Months Dividend ratio	36.8%	27.0%	29.9%	69.1%	0.0%
Market value (in millions)	$271	$164	$241	$741	$73

Note:	Publicly available financial data as of September 30, 2016 for the following companies: ANCX, Community Financial Corporation and Howard Bancorp, Inc.
1)	Nonperforming assets defined as nonaccrual loans, and leases, real estate owned and repossessed assets.
2)	Based on median publicly available analyst estimates except, in the case of ANCX, for which 2016 and 2017 earnings projections were based on mean publicly available analyst estimates.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of selected merger and acquisition transactions involving U.S. banks and thrifts (the “Precedent Transactions”). The Precedent Transactions group consisted of transactions with all stock deal values greater than $100 million since January 1, 2013, where the pro forma ownership and board representation of former shareholders and directors of the target were greater than 40%. The Precedent Transactions group was composed of the following transactions:

Acquiror	Target
BBCN Bancorp Inc.	Wilshire Bancorp Inc.
Nicolet Bankshares Inc.	Baylake Corp.
Yadkin Financial Corporation	VantageSouth Bancshares
Center Bancorp Inc.	ConnectOne Bancorp Inc.
Rockville Financial Inc.	United Financial Bancorp
Mercantile Bank Corp.	Firstbank Corp.
Peoples Financial Services	Penseco Financial Services
Union First Market Bankshares Corp.	StellarOne Corp.
Provident New York Bancorp	Sterling Bancorp

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to forward year estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Precedent Transactions group.

	MBRG / ANCX	Precedent Transactions Median	Precedent Transactions Mean	Precedent Transactions High	Precedent Transactions Low
Transaction price/Last Twelve Months earnings per share:	31.2x	17.1x	24.5x	53.1x	13.9x
Transaction price/Estimated forward year earnings per share:	24.1x	16.6x	16.5x	19.6x	13.1x
Transaction price/Tangible book value per share:	194%	148%	161%	224%	140%
Core deposit premium:	13.6%	7.5%	9.5%	22.9%	5.6%
1-Day market premium:	23.8%/66.2%[1]	14.5%	14.8%	26.1%	5.2%

1)	Based on MBRG’s closing price of $20.46 on March 30, 2016, before initial 13D was filed by largest shareholder.

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of MBRG common stock assuming MBRG performed in accordance with financial projections for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions as provided by the respective senior managements of MBRG and ANCX. To approximate the terminal value of a share of MBRG common stock at December 31, 2020, Sandler O’Neill applied price to 2020 earnings per share multiples ranging from 10.0x to 20.0x and price to December 31, 2020 tangible book value per share multiples ranging from 100% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of MBRG common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of MBRG common stock of $12.74 to $29.79 when applying multiples of earnings per share and $14.03 to $36.93 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.0%	$15.99	$18.75	$21.51	$24.27	$27.03	$29.79
10.0%	$15.38	$18.03	$20.68	$23.33	$25.98	$28.63
11.0%	$14.80	$17.34	$19.89	$22.43	$24.98	$27.52
12.0%	$14.24	$16.69	$19.13	$21.58	$24.02	$26.46
13.0%	$13.72	$16.07	$18.41	$20.76	$23.11	$25.46
14.0%	$13.22	$15.47	$17.73	$19.99	$22.24	$24.50
15.0%	$12.74	$14.91	$17.08	$19.25	$21.42	$23.59

Tangible Book Value Per Share Multiples

Discount Rate	100%	125%	150%	175%	200%	225%
9.0%	$17.63	$21.49	$25.35	$29.21	$33.07	$36.93
10.0%	$16.96	$20.66	$24.36	$28.07	$31.77	$35.48
11.0%	$16.31	$19.87	$23.43	$26.98	$30.54	$34.10
12.0%	$15.70	$19.12	$22.53	$25.95	$29.36	$32.78
13.0%	$15.12	$18.40	$21.68	$24.96	$28.25	$31.53
14.0%	$14.56	$17.72	$20.87	$24.02	$27.18	$30.33
15.0%	$14.03	$17.06	$20.10	$23.13	$26.16	$29.19

Sandler O’Neill also considered and discussed with the MBRG board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming MBRG’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for MBRG common stock, applying the price to 2020 earnings per share multiples range of 10.0x to 20.0x referred to above and a discount rate of 12.05%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$11.17	$13.00	$14.83	$16.66	$18.49	$20.31
(20.0%)	$11.78	$13.73	$15.68	$17.63	$19.58	$21.53
(15.0%)	$12.39	$14.46	$16.53	$18.61	$20.68	$22.75
(10.0%)	$13.00	$15.19	$17.39	$19.58	$21.78	$23.97
(5.0%)	$13.61	$15.92	$18.24	$20.56	$22.88	$25.19
0.0%	$14.22	$16.66	$19.10	$21.53	$23.97	$26.41
5.0%	$14.83	$17.39	$19.95	$22.51	$25.07	$27.63
10.0%	$15.44	$18.12	$20.80	$23.49	$26.17	$28.85
15.0%	$16.05	$18.85	$21.66	$24.46	$27.27	$30.07
20.0%	$16.66	$19.58	$22.51	$25.44	$28.36	$31.29
25.0%	$17.27	$20.31	$23.36	$26.41	$29.46	$32.51

Sandler O’Neill also performed an analysis that estimated the net present value per share of ANCX common stock assuming that ANCX performed in accordance with mean publicly available analyst estimates for ANCX for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, as well as estimated long-term annual earnings growth rate, dividend and other assumptions as provided by the senior management of ANCX. To approximate the terminal value of ANCX common stock at December 31, 2020, Sandler O’Neill applied price to 2020 earnings per share multiples ranging from 10.0x to 20.0x and price to December 31, 2020 tangible book value per share multiples ranging from 100% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of ANCX common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of ANCX common stock of $11.72 to $27.07 when applying multiples of earnings per share and $10.27 to $25.97 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.0%	$14.68	$17.16	$19.64	$22.12	$24.60	$27.07
10.0%	$14.13	$16.51	$18.88	$21.26	$23.64	$26.02
11.0%	$13.60	$15.88	$18.17	$20.45	$22.74	$25.02
12.0%	$13.10	$15.29	$17.48	$19.68	$21.87	$24.07
13.0%	$12.62	$14.72	$16.83	$18.94	$21.05	$23.16
14.0%	$12.16	$14.19	$16.21	$18.24	$20.26	$22.29
15.0%	$11.72	$13.67	$15.62	$17.57	$19.52	$21.46

Tangible Book Value Per Share Multiples

Discount Rate	100%	125%	150%	175%	200%	225%
9.0%	$12.83	$15.46	$18.08	$20.71	$23.34	$25.97
10.0%	$12.35	$14.87	$17.39	$19.92	$22.44	$24.96
11.0%	$11.90	$14.32	$16.74	$19.16	$21.58	$24.00
12.0%	$11.46	$13.79	$16.11	$18.44	$20.76	$23.09
13.0%	$11.05	$13.28	$15.51	$17.75	$19.98	$22.22
14.0%	$10.65	$12.80	$14.94	$17.09	$19.24	$21.39
15.0%	$10.27	$12.34	$14.40	$16.47	$18.53	$20.59

Sandler O’Neill also considered and discussed with the MBRG board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming ANCX’s net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for ANCX common stock, applying the price to 2020 earnings per share multiples range of 10.0x to 20.0x referred to above and a discount rate of 12.05%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$10.33	$11.98	$13.62	$15.26	$16.90	$18.54
(20.0%)	$10.88	$12.63	$14.38	$16.14	$17.89	$19.64
(15.0%)	$11.43	$13.29	$15.15	$17.01	$18.87	$20.73
(10.0%)	$11.98	$13.95	$15.92	$17.89	$19.86	$21.83
(5.0%)	$12.52	$14.60	$16.68	$18.76	$20.84	$22.92
0.0%	$13.07	$15.26	$17.45	$19.64	$21.83	$24.02
5.0%	$13.62	$15.92	$18.22	$20.52	$22.81	$25.11
10.0%	$14.17	$16.57	$18.98	$21.39	$23.80	$26.21
15.0%	$14.71	$17.23	$19.75	$22.27	$24.78	$27.30
20.0%	$15.26	$17.89	$20.52	$23.14	$25.77	$28.40
25.0%	$15.81	$18.54	$21.28	$24.02	$26.76	$29.49

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the first calendar quarter of 2017. In performing this analysis, Sandler O’Neill utilized the following information: (i) financial projections for MBRG for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions as provided by the respective senior managements of MBRG and ANCX; (ii) mean publicly available analyst estimates for ANCX for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 as well as estimated long-term annual earnings growth rate, dividend and other assumptions as provided by the senior management of ANCX; and (iii) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of ANCX. The analysis indicated that the merger could be accretive to ANCX’s earnings per share (excluding one-time transaction costs and expenses) in the years ended December 31, 2017, December 31, 2018 and December 31, 2019, neutral to ANCX’s estimated tangible book value per share at close and accretive to ANCX’s estimated tangible book value per share at December 31, 2017, December 31, 2018 and December 31, 2019.

In connection with this analysis, Sandler O’Neill considered and discussed with the MBRG board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill has acted as MBRG’s financial advisor in connection with the merger and will receive a fee for its services estimated to be approximately $3.05 million based on the market value of Access’s common stock at the time the merger was announced. The fee is equal to 1.25% of the aggregate purchase price, will vary based on the market value of Access’ common stock at the time of closing and is contingent upon the closing of the merger. Sandler O’Neill also received a $500,000 fee upon rendering its fairness opinion to the MBRG board of directors, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the merger. MBRG has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement. In connection with its engagement, Sandler O’Neill was not asked to, and did not, solicit indications of interest in a potential transaction with MBRG from other parties.

In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services to MBRG and received fees for such services. Earlier in 2016, Sandler O’Neill was engaged as MBRG’s financial advisor in connection with MBRG’s strategic defense planning and its board of directors’ consideration of alternative strategies. Sandler O’Neill has not provided any investment banking services to ANCX in the two years preceding the date of its opinion. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to MBRG and its affiliates. Sandler O’Neill may also actively trade the equity and debt securities of MBRG, ANCX and their respective affiliates for its own account and for the accounts of its customers.

Interests of Certain Middleburg Directors and Executive Officers in the Merger

In considering the recommendations of the Middleburg board of directors that Middleburg shareholders vote in favor of the Middleburg merger proposal and the compensation proposal, Middleburg shareholders should be aware that Middleburg directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as shareholders of Middleburg. The Middleburg board of directors was aware of these interests and took them into account in its decision to approve the merger agreement and the merger.

Indemnification and Insurance. Access has agreed to indemnify the officers and directors of Middleburg against certain liabilities arising before the effective date of the merger. Access has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Middleburg’s existing directors’ and officers’ liability insurance, for the current officers and directors of Middleburg, subject to a cap on the cost of such policy equal to 300% of Middleburg’s current annual premium.

Director Appointments. At the effective date of the merger, six current directors of Middleburg, John C. Lee, IV, Childs F. Burden, Gary D. LeClair, Mary Leigh McDaniel, Janet A. Neuharth, and Gary R. Shook, will become directors of Access. John C. Lee, IV, current chairman of Middleburg’s board of directors, will serve as chairman of Access’ board of directors. Michael G. Anzilotti, Access’ current chairman of the board of directors, will serve as vice chairman; and the executive committee of the Access board of directors shall be Mr. Anzilotti, Martin S. Friedman, Michael W. Clarke, Mr. Lee, IV, and Mr. Shook. The executive officers of Access will continue serving in their current positions as executive officers of Access after the merger, and Messrs. Shook, Jeffrey H. Culver and David L. Hartley will also serve as executive officers of Access after the merger as follows: Mr. Shook will serve as Chairman and Chief Executive Officer of Middleburg Investment Group, Inc., Chairman of Middleburg Trust Company, and President of Middleburg Bank, a division of Access National Bank; Mr. Culver will serve as Executive Vice President and Chief Operating Officer of Access National Bank; and Mr. Hartley will serve as President of Middleburg Investment Group, Inc. and President and Chief Executive officer of Middleburg Trust Company. Each director of Access following the merger will also serve as a director of Access National Bank.

Access pays non-employee directors a basic cash retainer on a quarterly or monthly basis that is designed to compensate directors for their participation on the Access board of directors and the execution of their basic duties and responsibilities. Access’ compensation committee also conducts an annual evaluation of performance under criteria similar to the criteria used for its executive cash bonuses for payment of annual incentives to Access directors. Incentives are paid in cash, option awards or some combination thereof. Non-employee members of the board of directors of Access currently receive a basic retainer of $36,000 each for fiscal year 2016, and the chairman of the Access board of directors receives an additional retainer of $12,000 for fiscal year 2016, in each case payable monthly. At the end of 2016 and into the first quarter of 2017, Access’ Compensation Committee expects to evaluate director performance for incentive awards in connection with 2016 performance and set basic director compensation for 2017. Access’s directors do not currently receive any additional compensation for service on the board of directors of any subsidiary of Access, or on any committee of the board of directors of Access or any of its subsidiaries.

Stock Options and Restricted Stock Awards. Middleburg has awarded certain employees, officers and directors stock options and grants of restricted stock pursuant to its equity compensation plans. As of the record date for the Middleburg special meeting, the Middleburg directors and executive officers held, in the aggregate, options to purchase [●] shares of Middleburg common stock granted under Middleburg’s equity compensation plans. To the extent the options have not been exercised, at the effective date of the merger, each option to purchase shares of Middleburg common stock granted under a Middleburg equity compensation plan that is outstanding immediately prior to the effective date of the merger will be cancelled for a cash payment equal to the product of (i) the difference between the closing sale price of Middleburg common stock on the trading day immediately preceding the effective date of the merger and the per share exercise price of the stock option, and (ii) the number of shares of Middleburg common stock subject to such stock option.

For each Middleburg named executive officer, the cash payments for cancellation of stock options in connection with the merger is set forth in the table below entitled “Golden Parachute Compensation,” which assumes the merger was completed on November 30, 2016 and assumes a price per share of Middleburg common stock of $30.38 (which is the average closing market price of Middleburg common stock over the first five business days following the first public announcement of the merger). Using the same assumptions, Middleburg’s other executive officers as a group will receive cash payments for cancellation of stock options in connection with the merger of approximately $32,957 in the aggregate. Middleburg’s non-employee directors do not hold stock options.

Each restricted share of Middleburg common stock granted under a Middleburg equity compensation plan that is outstanding immediately prior to the effective date of the merger will, pursuant to the terms of each such grant, vest in full immediately prior to the effective date of the merger and be converted into unrestricted shares of Access common stock based on the merger’s exchange ratio.

For each Middleburg named executive officer, the value of the accelerated vesting of restricted stock in connection with the merger is set forth in the table below entitled “Golden Parachute Compensation,” which assumes a value of $30.38 per each unvested share of common stock (which is the average closing market price of Middleburg common stock over the first five business days following the first public announcement of the merger) and assumes the merger was completed on November 30, 2016. Using the same assumptions, the value of the accelerated vesting of restricted stock for Middleburg’s other executive officers as a group is approximately $615,195 in the aggregate. Non-employee directors do not hold restricted stock that will vest in connection with the merger.

Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Middleburg or its subsidiaries (including Middleburg Bank) who continue on as employees of Access or its subsidiaries (including Access National Bank) will be entitled to participate in the health and welfare benefit and similar plans of Access or its subsidiaries on the same terms and conditions as employees of Access and its subsidiaries. Participation by former employees of Middleburg and its subsidiaries in the combined company’s benefit plans may commence at different times with respect to each benefit plan until such time as the full complement of benefits of the combined company are legally or practically available to said employees. Subject to certain exceptions, these employees will receive credit for their years of service to Middleburg or Middleburg Bank for participation, vesting and benefit accrual purposes.

Change of Control Payments under Current Middleburg Employment Agreements. Middleburg has written employment agreements with each of Messrs. Shook, Culver, Hartley and Mehra. These employment agreements provide, in relevant part, that if the officer’s employment is terminated by Middleburg without “cause” or by the officer for “good reason” within one year of a “change of control,” then Middleburg shall pay amounts to the officers as follows: (i) pursuant to Mr. Shook’s employment agreement, a cash amount equal to 300% of his highest cash compensation earned after 2009, (ii) pursuant to Mr. Culver’s employment agreement, a cash amount equal to 200% of his highest cash compensation earned after 2008, and (iii) pursuant to Mr. Mehra’s employment agreement, a cash amount equal to 200% of his highest cash compensation earned after 2009. Pursuant to Mr. Hartley’s employment agreement, upon his termination, regardless of whether or not the termination occurs following a “change of control,” a cash amount equal to 200% of his current salary will be paid by Middleburg. Payment of these amounts is subject to the provisions of Section 409A of the Code which may require that disbursement of benefits be postponed for six months from the date of termination. In addition, compensation to each of Messrs. Shook, Culver, Hartley and Mehra related to the change of control will be reduced as necessary to avoid any “excess parachute payment” as defined by Section 280G and Section 4999 of the Code. If Mr. Shook, Mr. Culver, Mr. Hartley or Mr. Mehra breach any of the covenants in their respective agreements related to the protection of confidential information, non-disclosure, non-competition and non-solicitation, or is terminated “for cause” as defined in the employment agreement, he is not entitled to any further compensation.

Under the Shook, Culver, Hartley and Mehra employment agreements, a change of control is a significant change of the ownership, management or assets of Middleburg that fits into one of these categories: (i) a person or group of persons acting together becomes the beneficial owner of Middleburg securities having at least 50% of the combined voting power of the Middleburg securities that may be voted in an election of Middleburg’s directors, other than as a result of certain issuances or repurchases of securities initiated by Middleburg; (ii) as a result of or in connection with a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were the directors of Middleburg before such events cease to constitute a majority of Middleburg’s board of directors or any successor’s board, within two years of the last of such events. The merger will constitute a change of control for purposes of these agreements. The employment agreements also provide for payment of specified severance compensation in the event that the executive is terminated without “cause” or resigns for “good reason,” each as defined in the employment agreements, and in any such case the executive is subject to noncompetition covenants for twelve months following termination and nonsolicitation covenants for 24 months following termination.

Simultaneous with the effectiveness of the merger, Middleburg will terminate the employment agreements of Messrs. Shook, Culver and Hartley and pay to each benefits that would be provided thereunder in the event of termination without “cause” or a resignation by the executive for “good reason” (in the case of Messrs. Shook and Culver, which occurs within one year after a change of control), and each of Messrs. Shook, Culver and Hartley will execute a general release of claims. As described in more detail below, in addition to payment of benefits provided under the employment agreements of Messrs. Shook, Culver and Hartley, Access, Middleburg and certain of their respective subsidiaries have entered into agreements for employment following the merger with Messrs. Shook, Culver and Hartley.

Simultaneous with the effectiveness of the merger, (i) Middleburg will terminate the employment agreement of Mr. Mehra and pay to him the benefits provided thereunder in the event of termination without “cause” within one year after a change of control, and (ii) Middleburg will terminate Mr. Mehra’s employment. In connection therewith Mr. Mehra will execute a separation agreement and general release that provides (a) Mr. Mehra will receive a lump sum payment of $100, and (b) Mr. Mehra agrees to customary confidentiality covenants and further agrees to release and waive any and all claims against Access, Middleburg and their respective affiliates and subsidiaries, among other parties.

Payments and Benefits to Middleburg Named Executive Officers. The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation which Middleburg named executive officers may receive that is based on or that otherwise relates to the merger. The amounts are calculated assuming that the effective date of the merger and a qualifying termination of employment occurred on November 30, 2016. The merger-related compensation payable to the Middleburg named executive officers is the subject of a non-binding advisory vote of Middleburg shareholders, as described under “Proposals to be Considered at the Middleburg Special Meeting — Approval of the Compensation Proposal (Middleburg Proposal No. 2)” beginning on page [●].

Golden Parachute Compensation*

Name	Cash[1]	Equity		Pension/ NQDC	Perquisites/ benefits	Tax reimbursement	Other	Total[4]
Gary R. Shook	$1,492,935	$1,250,137	[2]	—	—	—	—	$2,743,072
Rajesh Mehra	$555,410	$624,943	[3]	—	—	—	—	$1,180,353
Jeffrey H. Culver	$717,520	$1,105,383	[3]	—	—	—	—	$1,822,903
David L. Hartley	$440,750	$470,890	[2]	—	—	—	—	$911,640
Mark A. McLean	—	$243,040	[2]	—	—	—	—	$243,040

*	This table assumes the merger was completed on November 30, 2016, and that all required conditions to the payment of these amounts have been satisfied.
(1)	Represents estimated cash payments payable under the named executive officers’ employment agreements upon a termination without cause or for good reason within one year of a “change of control” (double-trigger) in the case of Messrs. Shook, Mehra and Culver, and upon a termination without cause or for good reason in the case of Mr. Hartley. The merger agreement provides that Middleburg will terminate these employment agreements and, on the ninetieth day following closing of the merger, Access will make lump sum cash payments to the named executive officers in the amounts provided pursuant to the foregoing provisions, in each case subject to reduction as needed so that no cash or other compensation would constitute an “excess parachute payment,” causing the executive to be subject to an excise tax under Sections 280G and 4999 of the Code. The value of the accelerated vesting of restricted stock awards, as determined for this purpose under Sections 280G and 4999 of the Code and described in note 2 below, is compensation that will be taken into account in determining any such reduction in cash payments.
(2)	Represents single-trigger accelerated vesting of restricted stock awards that are unvested at the time the merger closes and assuming a value of $30.38 per each unvested share of common stock (which is the average closing market price of Middleburg common stock over the first five business days following the first public announcement of the merger). The values shown are different from – and significantly higher than – the valuation of the accelerated vesting of outstanding restricted stock awards for purposes of Section 280G and 4999 of the Code, which valuation is determined as of the merger date and is based on several factors, including the stock’s fair market value and, where vesting would have occurred based on continued service, the length of time until the unvested equity grants would otherwise have vested absent the change in control.
(3)

Represents single-trigger accelerated vesting of restricted stock awards that are unvested at the time the merger closes and payment in cancellation of stock options outstanding at the time the merger closes. The aggregate dollar value related to the accelerated vesting of restricted stock awards of $543,043 for Mr. Mehra and $1,022,287 for Mr. Culver assumes a value of $30.38 per each unvested share of common stock (which is the average closing market price of Middleburg common stock over the first five business days following the first public announcement of the merger). The aggregate dollar value related to payment in cancellation of outstanding stock options of $81,900 for Mr. Mehra and

$83,096 for Mr. Culver represents the difference between $30.38 (which is the average closing market price of Middleburg common stock over the first five business days following the first public announcement of the merger) and the exercise price for each outstanding stock option that is cancelled as a result of the merger. Importantly, these values are different from – and significantly higher than – the valuation of unvested equity grants for purposes of Section 280G and 4999 of the Code, which valuation is determined as of the date of the change in control and is based on several factors, including the stock’s fair market value and the length of time until the unvested equity grants would otherwise have vested, assuming no change in control.
(4)	Subject to reduction for Messrs. Shook and Culver as described below.

If the payments or benefits received or to be received by Messrs. Shook, Mehra, Culver or Hartley would constitute an “excess parachute payment,” thereby causing the executive to be subject to an excise tax under Sections 280G and 4999 of the Code, then the total benefits paid to such executive will be reduced to the extent necessary to avoid imposition of any such excise taxes. Any reduction is taken first from cash compensation, then from equity compensation or accelerated vesting on a pro-rata basis. Assuming the merger closed on [●], 2017, the maximum amount that could be paid without causing Messrs. Shook and Culver to be subject to the excise tax described above is estimated as follows: Mr. Shook, $1,737,929, and Mr. Culver, $1,177,683. As a result, Mr. Shook’s payments and benefits would be reduced to $1,737,929, and Mr. Culver’s payments and benefits would be reduced to $1,177,683, in each case to avoid imposition of the excise tax described above. Assuming the merger closed on [●], 2017, the value of the payments and benefits received by Messrs. Mehra, Hartley and McLean, as calculated for purposes of Sections 280G and 4999 of the Code in connection with the merger, would be below their respective Section 280G limits, such that no reductions would be necessary to avoid the imposition of the excise tax described above.

New Employment Agreements for Middleburg Named Executive Officers. In connection with the merger, Access National Bank, Middleburg Investment Group, Inc. and/or Middleburg Trust Company have entered into new employment agreements to be effective upon completion of the merger with Gary R. Shook, Jeffrey H. Culver and David L. Hartley, as applicable, each of whom is currently a named executive officer of Middleburg.

Access Employment Agreement with Mr. Shook. Access National Bank, Middleburg Investment Group, Inc. and Middleburg Trust Company entered into an employment agreement, dated as of October 21, 2016, with Mr. Shook to serve as chairman and chief executive officer of Middleburg Investment Group, Inc., chairman of Middleburg Trust Company and as the president of the Middleburg Bank, an operating division of Access National Bank. The employment agreement, which will become effective upon the closing of the merger, will have a term that expires on the third anniversary of the closing of the merger. The agreement may be extended upon mutual agreement of the parties thereto, for single one-year terms, commencing only on the third and fourth anniversaries of the effectiveness of the merger. The agreement cannot be renewed past the fifth anniversary of the closing of the merger. The employment agreement provides for an annual base salary of $400,000. Under the agreement, Mr. Shook is eligible to receive an annual bonus of up to $80,000 in cash or other form of compensation as mutually agreed and an annual award of stock options to acquire shares of Access common stock in an amount up to 3,500 shares issued at market that have an exercise price at least equal to the fair market value of a share of Access common stock on the date of grant and shall vest and be exercisable in accordance with the Access stock option plan, the exact number of shares granted under a stock option to be determined by the Access board in its discretion only if Mr. Shook earns an annual bonus. The agreement also provides for certain benefits including a monthly automobile allowance, payment of monthly country club dues, a cellular telephone allowance and group term life insurance and split dollar life insurance. Finally, Mr. Shook must maintain an ownership position in Access common stock in an amount no less than the lesser of $750,000 or 50,000 shares during the term of the agreement.

If Access terminates Mr. Shook’s employment without “cause” or if he resigns for “good reason,” then Mr. Shook will, subject to his execution, delivery and non-revocation of a release of claims, be entitled to continue to receive: (i) if the termination occurs prior to the first anniversary of the effectiveness of the agreement, six months of his base salary in effect at the time of termination, plus 50% of the target annual incentive for the year of the termination; or (ii) if the termination occurs after the first anniversary of the effectiveness of the agreement, but not in connection with the expiration or non-renewal of the initial term or any renewal term of the agreement, two weeks of base salary in effect at the date of termination per year of service (allowing credit for Mr. Shook’s years of service at Middleburg), which will be capped at 26 weeks, with any severance payment related to (i) or (ii) to be paid over a six-month period in equal installments in accordance with Access National Bank’s normal payroll; or (iii) if termination occurs upon the expiration or non-renewal of the initial term or any renewal term of the agreement, one year of Mr. Shook’s base salary in effect at the date of the expiration or non-renewal, such severance payment to be payable over a 12-month period in equal installments in accordance with the normal payroll of

Access National Bank. Mr. Shook is subject to a one year covenant not to compete and a two year covenant not to solicit customers or employees following the termination of his employment for any reason.

Under the employment agreement, termination for cause means termination for: (i) Mr. Shook’s willful misconduct in connection with the performance of his duties; (ii) Mr. Shook’s misappropriation or embezzlement of funds or material property of Access National Bank or any affiliate; (iii) Mr. Shook’s fraud or dishonesty with respect to Access National Bank or any affiliate; (iv) Mr. Shook’s failure to perform any of the material duties and responsibilities required by his position, or his failure to follow reasonable instructions or policies of Access National Bank, in either case after being advised in writing of such failure and being given a reasonable opportunity and period to remedy such failure, which period shall not be less than 30 days; (v) Mr. Shook’s conviction of, indictment for, or entering of a guilty plea or plea of no contest with respect to any felony or any misdemeanor involving moral turpitude; (vi) Mr. Shook’s breach of a material term of the agreement, or violation in any material respect of any policy, code or standard of behavior generally applicable to officers of Access National Bank, after being advised in writing of such breach or violation and being given a reasonable opportunity and period to remedy such breach or violation, which period shall not be less than 30 days; (vii) Mr. Shook’s breach of any fiduciary duty owed to Access National Bank or its affiliates; or (viii) Mr. Shook’s engaging in conduct that, if it became known by any regulatory of governmental agency or the public, would be or is reasonably likely to result, in the good faith judgment of the Bank, in material injury to the Bank, monetarily or otherwise.

Termination by Mr. Shook for good reason under the employment agreement means termination for: (i) a material reduction in Mr. Shook’s base salary or not allowing Mr. Shook to participate in any incentive compensation plan in the same manner as other management personnel who are similarly situated; (ii) a permanent demotion of Mr. Shook and diminution in duties that requires Mr. Shook to perform continued duties materially inconsistent with his position, authority, duties or responsibilities as contemplated by the agreement; (iii) the relocation of Mr. Shook to any other primary place of employment more than 75 miles from his primary place of employment in Middleburg, Virginia as of the date of the agreement, without Mr. Shook’s express written consent to such location; or (iv) a material breach of the agreement by Access National Bank.

In the event of a change of control of Access, if Mr. Shook’s employment is involuntarily terminated without cause within one year of the change of control or he resigns for good reason within one year of a change of control, then subject to his execution, delivery and non-revocation of a release of claims, Access National Bank will pay Mr. Shook severance in the amount of one year of base salary as in effect on the date of termination, payable over a 12-month period in equal installments in accordance with the Bank’s normal payroll, subject to the limitation that no payment shall constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

Access Employment Agreement with Jeffrey H. Culver. Access National Bank has entered into an employment agreement, dated as of October 21, 2016, with Mr. Culver to serve as executive vice president and chief operating officer of Access National Bank. Similar to Mr. Shook’s agreement, the employment agreement, which will become effective upon the closing of the merger, will have a term that expires on the third anniversary of the closing of the merger. The agreement may be extended upon mutual agreement of the parties thereto, for single one-year terms, commencing only on the third and fourth anniversaries of the effectiveness of the merger. The agreement cannot be renewed past the fifth anniversary of the closing of the merger. The employment agreement provides for an annual base salary of $320,000. Under the agreement, Mr. Culver is eligible to receive an annual bonus of up to 25% of his salary in cash or other form of compensation as mutually agreed and an annual award of stock options of Access in an amount up to 3,500 shares issued at market that have an exercise price at least equal to the fair market value of a share of Access common stock on the date of grant and shall vest and be exercisable in accordance with the Access stock option plan, the exact number of shares granted under a stock option to be determined by the Access board in its discretion only if Mr. Culver earns an annual bonus. The agreement also provides for certain benefits including a monthly automobile allowance, a cellular telephone allowance and group term life insurance and split dollar life insurance. Finally, Mr. Culver must maintain an ownership position in Access common stock in an amount no less than the lesser of $750,000 or 50,000 shares during the term of the agreement.

With respect to the provisions in Mr. Culver’s agreement related to the termination of Mr. Culver’s employment without “cause” or his resignation for “good reason,” the terms of Mr. Culver’s agreement are identical to those of Mr. Shook’s agreement detailed above. Likewise, the provisions of Mr. Culver’s agreement related to his termination or resignation following a change of control are also identical to those of Mr. Shook’s agreement.

Access Employment Agreement with David L. Hartley. Middleburg Investment Group, Inc. and Middleburg Trust Company entered into an employment agreement, dated as of October 21, 2016, with Mr. Hartley to serve as president of

Middleburg Investment Group, Inc. and chief executive officer of Middleburg Trust Company. The employment agreement, which will become effective upon the closing of the merger, will have a one-year term that shall be automatically renewed for successive one-year terms until written notice of non-renewal is provided by Middleburg Investment Group, Inc., Middleburg Trust Company or Mr. Hartley 30 days prior to the next renewal date. The employment agreement provides for an annual base salary of $220,375. Under the agreement, Mr. Hartley is eligible to receive an annual bonus of up to 40% of his base salary in cash or other form of compensation as mutually agreed and stock options of Access in an amount up to 2,500 shares issued at market that have an exercise price at least equal to the fair market value of a share of Access common stock on the date of grant and shall vest and be exercisable in accordance with the Access stock option plan, the exact number of shares granted under a stock option to be determined by the Access board in its discretion only if Mr. Hartley earns an annual bonus. The agreement also provides for certain benefits including a monthly automobile allowance, a cellular telephone allowance and group term life insurance and split dollar life insurance.. Finally, Mr. Hartley must maintain an ownership position in Access common stock in an amount no less than 16,750 shares during the term of the agreement.

If Access terminates Mr. Hartley’s employment without “cause” or if he resigns for “good reason” (each as defined in the employment agreement), then Mr. Hartley will, subject to his execution, delivery and non-revocation of a release of claims, be entitled to continue to receive: (i) if the termination occurs prior to the first anniversary of the effectiveness of the agreement, six months of his base salary in effect at the time of termination, plus 50% of the target annual incentive for the year of the termination; or (ii) if the termination occurs after the first anniversary of the effectiveness of the agreement, but not in connection with the expiration or non-renewal of the initial term or any renewal term of the agreement, two weeks of base salary in effect at the date of termination per year of service (allowing credit for Mr. Hartley’s years of service at Middleburg), which will be capped at 36 weeks, with any severance payment related to (i) or (ii) to be paid over a six-month period in equal installments in accordance with Middleburg Trust Company’s normal payroll. Mr. Hartley is subject to a one year covenant not to compete and a two year covenant not to solicit customers or employees following the termination of his employment for any reason.

Under the employment agreement, termination for cause means termination for: (i) Mr. Hartley’s willful misconduct in connection with the performance of his duties; (ii) Mr. Hartley’s misappropriation or embezzlement of funds or material property of Middleburg Trust Company or any affiliate; (iii) Mr. Hartley’s fraud or dishonesty with respect to Middleburg Trust Company or any affiliate; (iv) Mr. Hartley’s failure to perform any of the material duties and responsibilities required by his position, or his failure to follow reasonable instructions or policies of Middleburg Trust Company, in either case after being advised in writing of such failure and being given a reasonable opportunity and period to remedy such failure, which period shall not be less than 30 days; (v) Mr. Hartley’s conviction of, indictment for, or entering of a guilty plea or plea of no contest with respect to any felony or any misdemeanor involving moral turpitude; (vi) Mr. Hartley’s breach of a material term of the agreement, or violation in any material respect of any policy, code or standard of behavior generally applicable to officers of Middleburg Trust Company, after being advised in writing of such breach or violation and being given a reasonable opportunity and period to remedy such breach or violation, which period shall not be less than 30 days; (vii) Mr. Hartley’s breach of any fiduciary duty owed to Middleburg Trust Company or its affiliates; or (viii) Mr. Hartley’s engaging in conduct that, if it became known by any regulatory of governmental agency or the public, would be or is reasonably likely to result, in the good faith judgment of Middleburg Trust Company, in material injury to Middleburg Trust Company, monetarily or otherwise.

Termination by Mr. Hartley for good reason under the employment agreement means termination for: (i) a material reduction in Mr. Hartley’s base salary or not allowing Mr. Hartley to participate in any incentive compensation plan in the same manner as other management personnel who are similarly situated; (ii) a permanent demotion of Mr. Hartley and diminution in duties that requires Mr. Hartley to perform continued duties materially inconsistent with his position, authority, duties or responsibilities as contemplated by the agreement; (iii) the relocation of Mr. Hartley to any other primary place of employment more than 75 miles from his primary place of employment in Middleburg, Virginia as of the date of the agreement, without Mr. Hartley’s express written consent to such location; or (iv) a material breach of the agreement by Middleburg Trust Company.

In the event of a change of control of Access, if Mr. Hartley’s employment is involuntarily terminated without cause within one year of the change of control or he resigns for good reason within one year of a change of control, then subject to his execution, delivery and non-revocation of a release of claims, Middleburg Trust Company will pay Mr. Hartley severance in the amount of one year of base salary as in effect on the date of termination, payable over a 12-month period in equal installments in accordance with Middleburg Trust Company’s normal payroll, subject to the limitation that no payment shall constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

Interests of Certain Shareholders in the Merger

Access and Middleburg entered into a voting and standstill agreement with David L. Sokol and the David L. Sokol Revocable Trust simultaneous with entry into the merger agreement. For a description of the voting commitments and limits on certain transactions under the voting and standstill agreement, see “The Merger Agreement – Voting and Standstill Agreement.” Pursuant to the voting and standstill agreement, at the effective date of the merger, Access will reimburse Mr. Sokol and the trust for his out-of-pocket fees, costs and expenses up to $500,000 incurred beginning March 30, 2016 in connection with analyses, communications, disclosures and engagement made with or with respect to Middleburg, Access, their respective boards of directors, by Mr. Sokol or his affiliates or representatives, including but not limited to legal and financial advisor fees. In addition, Middleburg and Access agreed to indemnify Mr. Sokol and his representatives before and until the merger, and from and after the merger, respectively, to the maximum extent possible under applicable law in connection with the merger and the merger agreement, in each case except to the extent relating to any willful misconduct, actual fraud or criminal conduct of Mr. Sokol and his representatives.

Regulatory Approvals

Access and Middleburg cannot complete the merger without prior approval from the Federal Reserve and the Virginia SCC, and cannot complete the subsidiary bank merger without prior approval from the OCC. By the end of December 2016, Access intends to file the required applications with the Federal Reserve and the Virginia SCC seeking approval of the merger, and with the OCC seeking approval of the subsidiary bank merger. As of the date of this joint proxy statement/prospectus, we have not yet received the required approvals. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them.

Appraisal or Dissenters’ Rights in the Merger

Under Virginia law, the shareholders of Access and Middleburg are not entitled to dissenters’ or appraisal rights in connection with the merger.

Certain Differences in Rights of Shareholders

Access and Middleburg are Virginia corporations governed by the Virginia SCA. In addition, the rights of Access and Middleburg shareholders are governed by their respective articles of incorporation and bylaws. Upon completion of the merger, Middleburg shareholders will become shareholders of Access, and as such their shareholder rights will then be governed by the articles of incorporation and bylaws of Access, each as amended, and by the Virginia SCA. The rights of shareholders of Access differ in certain respects from the rights of shareholders of Middleburg.

A summary of the material differences between the rights of a Middleburg shareholder under the Virginia SCA and Middleburg’s articles of incorporation and bylaws, on the one hand, and the rights of an Access shareholder under the Virginia SCA and the articles of incorporation and bylaws of Access, on the other hand, is provided in this joint proxy statement/prospectus in the section “Comparative Rights of Shareholders” on page [●].

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to generally accepted accounting principles in the U.S., or “GAAP.” Under the acquisition method of accounting, the assets and liabilities, including identifiable intangible assets arising from the transaction, of Middleburg will be recorded, as of completion of the merger, at their respective fair values and added to those of Access. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements and reported results of operations of Access issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Middleburg. See also “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●].

THE MERGER AGREEMENT

The following is a summary description of the material provisions of the merger agreement. The following description of the merger agreement is subject to and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read the merger agreement in its entirety as it is the legal document governing the merger.

Terms of the Merger

The Access board of directors and the Middleburg board of directors have each approved the merger agreement, which provides for the merger of Middleburg with and into Access. Pursuant to the terms of the merger agreement, as a result of the merger, each share of Middleburg common stock issued and outstanding before the merger will be converted into the right to receive 1.3314 shares of Access common stock, which we have defined as the “exchange ratio” for the purposes of this joint proxy statement/prospectus. If the outstanding shares of Access common stock or Middleburg common stock are increased, decreased, changed into or exchanged for a different number of kind of securities as a result of a reorganization, stock dividend, stock split, reverse stock split or similar change in capitalization, then a proportionate adjustment will be made to the exchange ratio.

After the merger, Middleburg Bank, the bank subsidiary of Middleburg, will merge with and into Access National Bank, the bank subsidiary of Access. Access National Bank will be the surviving bank in the subsidiary bank merger. Access and Middleburg expect to complete the bank merger during the second quarter of 2017.

Effective Date; Closing

The effective date of the merger will be the effective date and time set forth in the articles of merger that Access and Middleburg will file with the Virginia SCC. We anticipate that we will complete the merger during the second quarter of 2017, subject to the receipt of required shareholder approvals and all required regulatory approvals, and the satisfaction or waiver of the closing conditions set forth in the merger agreement. See “– Conditions to Completion of the Merger” at page [●].

There can be no assurances as to if or when the shareholder and regulatory approvals will be obtained or continued or that the merger will be completed. If we do not complete the merger by September 30, 2017, either party may terminate the merger agreement, provided that such termination right is not available to a party whose action or inaction has been the cause of or resulted in the failure of the merger to occur on or before such date and such action or inaction constitutes a breach of the merger agreement.

Merger Consideration

General. In the proposed merger, holders of Middleburg common stock will receive 1.3314 shares of common stock of Access for each of their shares of Middleburg common stock outstanding on the effective date of the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Based on the average closing price of Access’s common stock for the twenty trading days ended October 21, 2016 ($24.42), the 1.3314 exchange ratio represented approximately $32.51 in value for each share of Middleburg common stock or $233.1 million in the aggregate. Based on the average closing price of Access’s common stock for the twenty trading days ended December 9, 2016, the last trading day before the date of this joint proxy statement/prospectus, the 1.3314 exchange ratio represented approximately $36.59 in value for each share of Middleburg common stock or $263.7 million in the aggregate.

Access’s shareholders will continue to own their existing shares of Access common stock. Each share of Access common stock will continue to represent one share of common stock of Access following the merger.

Fractional Shares. Access will not issue any fractional shares of common stock. Instead, a Middleburg shareholder who would otherwise have received a fraction of a share will receive an amount of cash equal to the fraction of a share of Access common stock to which such holder would otherwise be entitled multiplied by the closing sale price of Access common stock on the NASDAQ Global Market on the trading day immediately preceding the effective date of the merger.

Treatment of Middleburg Restricted Stock Awards and Stock Options

Upon completion of the merger, each outstanding and unexercised option to acquire Middleburg common stock, whether or not vested, shall cease to represent a right to acquire Middleburg common stock and shall be converted into the right to receive a cash payment in an amount equal to the product of:

•	the difference between the closing sale price of Middleburg common stock on the NASDAQ Capital Market on the trading day immediately preceding the effective date of the merger and the per share exercise price of such Middleburg stock option immediately prior to the effective date of the merger; and

•	the number of shares of Middleburg common stock subject to such Middleburg stock option.

If the exercise price of a Middleburg stock option immediately prior to the effective date of the merger is greater than the closing sale price of Middleburg common stock on the NASDAQ Capital Market on the trading day immediately preceding the effective date of the merger, then in the proposed merger such option shall be cancelled without any payment made in exchange therefor.

Each Middleburg restricted stock award which is unvested or contingent and outstanding immediately prior to the effective date of the merger shall, pursuant to the terms of each such award, vest in full immediately prior to the merger and shall be converted into the right to receive unrestricted shares of Access common stock based on the exchange ratio, and the shares of Middleburg common stock subject to such Middleburg restricted stock awards shall be treated in the same manner as all other shares of Middleburg common stock.

Exchange of Stock in the Merger

Access Common Stock. Each share of Access common stock issued and outstanding immediately before the effective date of the merger will remain issued and outstanding immediately after completion of the merger as a share of common stock of Access. As a result, there is no need for Access shareholder to take any action as a result of the completion of the merger, including submitting any certificates representing shares of Access common stock to Access, the exchange agent or any other person in connection with the merger.

Middleburg Common Stock. At the effective date of the merger, Access will deposit with the exchange agent cash sufficient to pay the aggregate amount of cash payable in lieu of fractional shares of Access common stock that would otherwise be issued in the merger, and will authorize and direct issuance by the exchange agent of shares of Access common stock represented by book-entry registry, in each case for the benefit of the holders of Middleburg common stock.

Within five business days after the completion of the merger, the exchange agent will send transmittal materials to each holder of Middleburg common stock for use in exchanging such Middleburg common stock for shares of Access common stock, and cash instead of fractional shares, if applicable. Such transmittal materials shall permit each holder of Middleburg common stock to elect to receive, in lieu of shares of Access common stock represented by book-entry registry, a stock certificate representing shares of Access common stock.

Middleburg stock certificates should NOT be returned with the enclosed proxy card, and should NOT be forwarded to the exchange agent until you receive a transmittal letter following completion of the merger. Until you exchange your shares of Middleburg common stock for shares of Access common stock, you will not receive any dividends or distributions in respect of shares of Access common stock. Once you exchange your shares of Middleburg common stock for shares of Access common stock, you will receive, without interest, the merger consideration and all undelivered dividends or distributions with a record date after the effective date of the merger.

If you own Middleburg common stock through a broker, bank or other holder of record, you will not need to obtain a certificate to represent shares of Middleburg common stock to deliver it to the exchange agent to exchange for the merger consideration.

If your Middleburg common stock certificate has been lost, destroyed or stolen or is otherwise missing, Access and the exchange agent may require you to make an affidavit of that fact and to post a bond in a reasonable amount as an indemnity against any claim that may be made against Access with respect to the lost, destroyed, stolen or otherwise missing Middleburg common stock certificate.

Corporate Governance

Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of Access as in effect immediately prior to the merger will be the articles of incorporation and bylaws of Access after the merger.

Board of Directors of Access. Access will, on or prior to the effective date, cause the number of directors that will comprise the full board of directors of Access at the effective date of the merger to be fixed at thirteen, consisting of (i) seven current directors of Access designated by Access, including the current Chief Executive Officer of Access (or the “Access Directors”), and (ii) six directors of Middleburg to be identified by Access and Middleburg prior to the effective date of the merger (or the “Middleburg Directors”). The Access Directors and the Middleburg Directors will be split among the three classes of directors on the Access board of directors to serve staggered terms. Provided that each Middleburg Director continues to meet the standards for directors of Access, Access shall nominate each Middleburg Director for reelection to the Access board of directors at the first annual meeting of Access’s shareholders following the effective date of the merger, and Access’s proxy materials with respect to such meeting of Access’s shareholders will include the recommendation of the Access board of directors that shareholders of Access vote to reelect each Middleburg Director.

After the merger, (i) Mr. John C. Lee, IV, current Chairman of the Middleburg board of directors, shall serve as Chairman of the Access board of directors, (ii) Mr. Michael G. Anzilotti, current Chairman of the Access board of directors, shall serve as Vice Chairman of the Access board of directors, and (iii) the members of the Executive Committee of the Access board of directors shall be Mr. Lee, IV, Mr. Anzilotti, Mr. Shook, Mr. Martin S. Friedman, and Mr. Michael W. Clarke, current President and Chief Executive Officer of Access.

Officers of Access. The executive officers of Access immediately prior to the merger will continue serving in their current positions as executive officers of Access after the merger, and Mr. Shook and Jeffrey H. Culver will also serve as officers of Access after the Merger as Chairman and Chief Executive Officer of Middleburg Investment Group and Chairman of Middleburg Trust Company, and as Executive Vice President and Chief Operating Officer, respectively.

Corporate Governance of Access National Bank and Middleburg Bank. After the merger, Middleburg Bank, the bank subsidiary of Middleburg, will merge with and into Access National Bank, the bank subsidiary of Access. Access National Bank will be the surviving bank in the subsidiary bank merger. Access and Middleburg expect to complete the bank merger during the second quarter of 2017. After the merger of Middleburg into Access, each director of Access, in addition to Mark Moore, President of Access National Bank, will serve as a director of Access National Bank and as a director of Middleburg Bank, and executive officers of Access National Bank will continue serving in their current positions as officers of Access National Bank. After the merger, Mr. Shook and Mr. Culver will also serve as officers of Access National Bank as President of Middleburg Bank, an operating division of Access National Bank, and as Executive Vice President and Chief Operating Officer, respectively, and all executive officers of Access National Bank will serve in substantially similar positions as officers of Middleburg Bank.

After the merger, Mr. Moore, 52, will continue to serve as President of Access National Bank. Mr. Moore was appointed as President of Access National Bank in June 2016, and from April 2008 to May 2016 he served as Executive Vice President and Chief Lending Officer of John Marshall Bank. Prior to joining John Marshall Bank, Mr. Moore was a Senior Relationship Manager and Director in the corporate banking department of M&T Bank, and previously was President and Principal of Longstreet Capital Partners, Inc., a registered broker-dealer, a Principal in Longstreet Partners, LLC, a boutique investment banking firm, and a Principal of the McLean Group, an investment banking firm. There are no family relationships between Mr. Moore and any of Access’s directors or executive officers. Mr. Moore does not have any material interest in any transactions, relationships or arrangements with Access that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties relating to Access’s and Middleburg’s respective businesses, including but not limited to:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	SEC filings, financial statements included in certain of those filings, regulatory reports filed with governmental agencies and accounting controls;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	material contracts;

•	legal proceedings and compliance with applicable laws;

•	tax matters and tax treatment of merger;

•	ownership and leasehold interests in properties;

•	employee benefit matters;

•	insurance;

•	loan portfolio, allowance for loan losses and mortgage loan buy-backs;

•	environmental matters;

•	books and records;

•	intellectual property;

•	brokered deposits;

•	investment securities;

•	derivative instruments;

•	brokered and finders;

•	engagement of financial advisors;

•	fiduciary activities and accounts; and

•	information systems and security.

With the exception of specified representations relating to corporate authority, capitalization and investment securities, that must be true and correct in all material respects, and representations relating to absence of conflict with organizational documents and absence of certain changes reasonably likely to have a material adverse effect, which must be true and correct in all respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances, has had or is reasonably likely to have a material adverse effect on the party making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this joint proxy statement/prospectus, in the documents incorporated by reference into this joint proxy statement/prospectus by Access and Middleburg, and in the periodic and current reports and statements that Access and Middleburg each file with the SEC.  See “Where You Can Find More Information” beginning on page [●].

Conditions to Completion of the Merger

The respective obligations of Access and Middleburg to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Access merger proposal and the Middleburg merger proposal by shareholders of Access and Middleburg, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities;

•	Access’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC under the Securities Act of 1933, and continues to remain effective;

•	approval from the NASDAQ Stock Market for the listing on the NASDAQ Global Market of the shares of Access common stock to be issued in the merger;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•	the receipt by Access from Troutman Sanders LLP, Access’s outside legal counsel, and the receipt by Middleburg from Williams Mullen, Middleburg’s outside legal counsel, of written legal opinions to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	maintenance by Middleburg of minimum tangible equity of $124,000,000, and maintenance by Access of minimum tangible equity of $120,500,000, in each case as of the last day of the month ended prior to the effective date of the merger; and

•	the effectiveness of employment agreements with respect to employment after the merger between Access or certain of its subsidiaries and Messrs. Shook, Culver and Hartley.

Where the merger agreement and/or law permits, Access and Middleburg could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Business Pending the Merger

Access and Middleburg have made customary agreements that place restrictions on them until the completion of the merger. In general, Access and Middleburg are required to conduct their respective businesses in the ordinary and usual course and to take no action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger, perform the covenants and agreements under the merger agreement or complete the merger on a timely basis.

Access and Middleburg have also agreed that, with certain exceptions, they will not, and will not permit any of their subsidiaries to, without the prior written consent of the other party:

•	amend any articles of incorporation, bylaws or other similar governing instruments;

•	issue any additional shares of capital stock or grant any stock options, restricted shares or other stock-based awards, other than pursuant to stock options outstanding as of the date of the merger agreement and other than (i) for Access, issuances granted pursuant to stock based awards issued in the ordinary course of business and consistent with past practice, or (ii) shares of Access common stock issued under Access’s Dividend Reinvestment and Stock Purchase Plan;

•	enter into or amend any written employment or severance agreement or similar arrangement with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit, except for (i) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) in the case of Access and after consultation with Middleburg as required by the merger agreement, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice;

•	enter into, amend or terminate any pension, retirement, stock option, stock purchase or other employee benefit plan or arrangement for any directors, officers or employees;

•	for Middleburg, exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of Middleburg , other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law;

•	incur any obligation, indebtedness or liability or encumber or dispose of any assets, except in the ordinary course of business and for adequate value;

•	other than as permitted in the merger agreement, make, declare, pay any dividend on, or redeem, purchase or otherwise acquire any shares of capital stock, or adjust, split, combine or reclassify any shares of capital stock;

•	make any material investment in or acquisitions of any other person or entity, other than by way of foreclosure or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business;

•	implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law;

•	knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it, except as required by applicable law;

•	fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	take any other action that would make any representation or warranty in the merger agreement untrue;

•	take any action that would result in any discretionary release of collateral or guarantees of any loans, except in the ordinary course of its business, enter into any loan securitization or create any special purpose funding entity, or make, renew, restructure or otherwise modify any loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $3.0 million (or renew, restructure or otherwise modify any loan if such amount was in place on the date of the merger agreement);

•	make, renew, restructure or acquire any loan participation exceeding $1,000,000, or make, renew, restructure or otherwise modify any loan that exceeds its internal lending limits such that the loan would require approval by its loan committee, credit policy committee or similar committee;

•	enter into or extend any material agreement, lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking, or bankcard functions, purchase or otherwise acquire any investment securities or enter into any derivative contract other than as provided for by the merger agreement, or make any capital expenditures in excess of $1.0 million; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Regulatory Matters

Access and Middleburg have each agreed to cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all regulatory approvals necessary to consummate the merger.

Shareholder Meetings and Recommendation of Boards of Directors

Access and Middleburg have each agreed to call a special meeting of shareholders as soon as reasonably practicable for the purpose of obtaining the required shareholder votes on the proposals described in this joint proxy statement/prospectus, and have each agreed to use their reasonable best efforts to hold the meetings on the same date. In addition, Access and Middleburg have each agreed to use their reasonable best efforts to obtain from their shareholders the required shareholder votes in favor of the Access merger proposal or Middleburg merger proposal, respectively, and include the appropriate approval recommendations of each of their boards of directors in this joint proxy statement/prospectus, unless it has received and its board of directors has recommended (or submitted to shareholders) an acquisition proposal from a third party that qualifies as a “superior proposal” as described and under the circumstances set forth in the next section (“– No Solicitation”).

No Solicitation

Access and Middleburg have agreed that, while the merger agreement is in effect, each party will not directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals with respect to any “acquisition proposal” (as defined below); or

•	engage or participate in any negotiations or discussions concerning, or provide any confidential or nonpublic information relating to, an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving Access or Middleburg or their subsidiaries:

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party;

•	any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of a party and its subsidiaries or 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or

•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party.

Under the merger agreement, however, if Access or Middleburg receives an unsolicited bona fide written acquisition proposal, such party may engage in negotiations or discussions with or provide nonpublic information to the person or entity making the acquisition proposal only if:

•	such party’s board of directors receives the proposal prior to the party’s special meeting;

•	such party’s board concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law;

•	such party’s board also concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as defined below); and

•	such party receives from the person or entity making the proposal an executed confidentiality agreement, which confidentiality agreement does not provide such person or entity with any exclusive right to negotiate with such party.

Access and Middleburg have each agreed to advise the other within 24 hours following receipt of any acquisition proposal, including a description of the material terms and conditions of the proposal (including the identity of the proposing party), and to keep the other apprised of any related developments, discussions and negotiations on a current basis.

For purposes of the merger agreement, a “superior proposal” means an unsolicited, bona fide written acquisition proposal made by a person or entity that the board of directors of Access or Middleburg, as the case may be, concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and including the terms and conditions of the merger agreement (as it may be proposed to be amended by Access or Middleburg, as applicable):

•	is more favorable to the shareholders of Access or Middleburg, as the case may be, from a financial point of view, than the transaction contemplated by the merger agreement (as it may be proposed to be amended by Access or Middleburg, as applicable); and

•	is fully financed or reasonably capable of being fully financed and reasonably likely to receive all required approvals of governmental authorities on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

For the purposes of the definition of “superior proposal,” the term “acquisition proposal” has the same meaning as described above, except the reference to “10% or more” is changed to be a reference to “a majority” and an “acquisition proposal” can only refer to a transaction involving Middleburg or Access or one of their respective banking subsidiaries.

Furthermore, neither Access’s nor Middleburg’s board of directors will withhold, withdraw or modify in any manner adverse to the other company (or propose publicly to do so) its recommendations of approval of the Access merger proposal and the Middleburg merger proposal, respectively, unless (i) an unsolicited bona fide written acquisition proposal is made by a third party and not withdrawn, (ii) the board of directors of the applicable party concludes in good faith (in consultation with its outside legal counsel and financial advisors) that the acquisition proposal constitutes a superior proposal, (iii) the board of directors of the applicable party concludes in good faith (after consultation with its outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (iv) five days elapse since the required notice is given to the other party (three days for any notice regarding the amendment to any material term of the acquisition proposal), (v) the notifying party considers any adjustments or modifications to the merger agreement offered by the other party and engages in good faith discussions if requested, and (vi) the board of directors of the applicable party again reasonably determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account any proposed modifications to the merger agreement) that the acquisition proposal continues to constitute a superior proposal and failure to change the recommendation is reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.

Termination of the Merger Agreement

Termination by Access and Middleburg. The merger agreement may be terminated and the merger abandoned by Access and Middleburg, at any time before the merger is completed, by mutual consent of the parties.

Termination by Access or Middleburg. The merger agreement may be terminated and the merger abandoned, by either party’s board of directors if:

•	the merger has not been completed by September 30, 2017, unless the failure to complete the merger by such time was caused by a failure to perform an obligation under the merger agreement by the terminating party;

•	any required regulatory approval has been denied by the relevant governmental authority and such denial has become final and nonappealable or any governmental authority has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated in the merger agreement;

•	there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach is not cured within 30 days following written notice to the breaching party or by its nature cannot be cured within such time period; or

•	the Middleburg shareholders do not approve the Middleburg merger proposal or the Access shareholders do not approve the Access merger proposal.

Termination by Access. Access may terminate the merger agreement at any time before the Middleburg special meeting if:

•	Middleburg’s board of directors (i) fails to recommend to the Middleburg shareholders that they approve the Middleburg merger proposal, or (ii) withholds, withdraws or modifies in any manner adverse to Access, or proposes publicly to withhold, withdraw or modify in any manner adverse to Access, the approval, recommendation or declaration of advisability with respect to the Middleburg merger proposal; or

•	Middleburg fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Middleburg merger proposal or its obligations regarding the non-solicitation of other competing offers.

In addition, Access may terminate the merger agreement at any time to enter into a definitive agreement to accept a superior proposal, as defined in the merger agreement and described above, which has been received and considered by Access in compliance with the applicable terms of the merger agreement, provided Access pays to Middleburg the termination fee described below.

Termination by Middleburg. Middleburg may terminate the merger agreement at any time before the Access special meeting if:

•	Access’s board of directors (i) fails to recommend to the Access shareholders that they approve the Access merger proposal, or (ii) withholds, withdraws or modifies in any manner adverse to Middleburg, or proposes publicly to withhold, withdraw or modify in any manner adverse to Middleburg, the approval, recommendation or declaration of advisability with respect to the Middleburg merger proposal; or

•	Access fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Access merger proposal or its obligations regarding the non-solicitation of other competing offers.

In addition, Middleburg may terminate the merger agreement at any time to enter into a definitive agreement to accept a superior proposal, as defined in the merger agreement and described above, which has been received and considered by Middleburg in compliance with the applicable terms of the merger agreement, provided Middleburg pays to Access the termination fee described below.

In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances) and confidentiality of information exchanged between the parties will survive any such termination.

Termination Fee

Termination Fee Paid to Access. The merger agreement provides that Middleburg must pay Access a $9.9 million termination fee if the merger agreement is terminated by Access under the following circumstances:

•	Middleburg’s board of directors (i) fails to recommend to the Middleburg shareholders that they approve the Middleburg merger proposal, or (ii) withholds, withdraws or modifies in any manner adverse to Access, or proposes publicly to withhold, withdraw or modify in any manner adverse to Access, the approval, recommendation or declaration of advisability with respect to the Middleburg merger proposal; or

•	Middleburg fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Middleburg merger proposal or its obligations regarding the non-solicitation of other competing offers.

In addition, Middleburg will be subject to the same termination fee if the merger agreement is terminated by Access or Middleburg under the following circumstances:

•	an acquisition proposal or intent to make an acquisition proposal with respect to Middleburg is communicated to or otherwise made known to the shareholders, senior management or board of directors of Middleburg;

•	the merger agreement is terminated (i) by Access or Middleburg because the merger has not been completed by September 30, 2017 and the Middleburg shareholders have not yet approved the Middleburg merger proposal, (ii) by Access if Middleburg is in breach of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, or (iii) by Middleburg or Access if the Middleburg shareholders did not approve the Middleburg merger proposal; and

•	before the date that is 15 months after the merger agreement termination date, Middleburg enters into a definitive agreement or completes a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above).

Furthermore, Middleburg must pay Access the termination fee in order to enter into a definitive agreement to accept a superior proposal, as defined in the merger agreement and described above, which has been received and considered by Middleburg in compliance with the applicable terms of the merger agreement.

Termination Fee Paid to Middleburg. The merger agreement provides that Access must pay Middleburg a $9.9 million termination fee if the merger agreement is terminated by Access under the following circumstances:

•	Access’s board of directors (i) fails to recommend to the Access shareholders that they approve the Access merger proposal, or (ii) withholds, withdraws or modifies in any manner adverse to Middleburg, or proposes publicly to withhold, withdraw or modify in any manner adverse to Middleburg, the approval, recommendation or declaration of advisability with respect to the Access merger proposal; or

•	Access fails to comply in all material respects with its obligations in the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Access merger proposal or its obligations regarding the non-solicitation of other competing offers.

In addition, Access will be subject to the same termination fee if the merger agreement is terminated by Middleburg or Access under the following circumstances:

•	an acquisition proposal or intent to make an acquisition proposal with respect to Access is communicated to or otherwise made known to the shareholders, senior management or board of directors of Access;

•	the merger agreement is terminated (i) by Access or Middleburg because the merger has not been completed by September 30, 2017 and the Access shareholders have not yet approved the Access merger proposal, (ii) by Middleburg if Access is in breach of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, or (iii) by Access or Middleburg if the Access shareholders did not approve the Access merger proposal; and

•	before the date that is 15 months after the merger agreement termination date, Access enters into a definitive agreement or completes a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above).

Furthermore, Access must pay Middleburg the termination fee in order to enter into a definitive agreement to accept a superior proposal, as defined in the merger agreement and described above, which has been received and considered by Access in compliance with the applicable terms of the merger agreement.

Any termination fee that becomes payable to Access or Middleburg pursuant to the merger agreement will be paid by wire transfer of immediately available funds to an account designated by the party to receive payment. If the party obligated to make payment of the termination fee fails to timely pay the termination fee to the other party, the paying party also will be obligated to pay the costs and expenses incurred by other party to collect such payment, together with interest.

Indemnification and Insurance

Access has agreed to indemnify the officers and directors of Middleburg against certain liabilities arising before the effective date of the merger. Access has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Middleburg’s existing directors’ and officers’ liability insurance, for the current officers and directors of Middleburg, subject to a cap on the cost of such policy equal to 300% of Middleburg’s current annual premium.

Expenses

In general, whether or not the merger is completed, each of Access and Middleburg will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing and mailing this joint proxy statement/prospectus and all filing fees paid to the SEC and other governmental authorities.

Waiver and Amendment

At any time on or before the effective date of the merger, any term or provision of the merger agreement, other than the exchange ratio, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The terms of the merger agreement may be amended at any time before the merger by agreement of the parties, whether before or after the later of the date of their respective special meetings, except with respect to statutory requirements and requisite shareholder and regulatory authority approvals.

Affiliate Agreements

The directors and executive officers of Access and Middleburg have entered into agreements with the companies pursuant to which they have agreed, subject to several conditions and exceptions, to vote all of their shares in favor of the Access merger proposal or the Middleburg merger proposal, respectively, subject to certain exceptions, including that certain shares they hold in a fiduciary capacity or for which they have joint or no voting or dispositive power are not covered by the agreements.

The affiliate agreements prohibit, subject to limited exceptions, the directors and executive officers of Access or Middleburg from selling, transferring, pledging, encumbering or otherwise disposing of any shares of Access or Middleburg stock. The affiliate agreements terminate upon the earlier to occur of the completion of the merger or the termination of the merger agreement in accordance with its terms.

Voting and Standstill Agreement

Access and Middleburg have entered into a voting and standstill agreement with David L. Sokol, the largest holder of Middleburg common stock, and the David L. Sokol Revocable Trust, of which Mr. Sokol is the sole beneficiary and trustee. Pursuant to this voting and standstill agreement, Mr. Sokol and the trust agreed to vote all shares of Middleburg common stock beneficially owned by Mr. Sokol and the trust in favor of the merger and the merger agreement, and against any competing acquisition proposal or any action, proposal, transaction or agreement that could be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Middleburg’s or Access’s conditions under the merger agreement.

Also pursuant to the voting and standstill agreement, Mr. Sokol and the trust agreed, until the effective date of the merger or the termination of the merger agreement, except as consented to in writing by Access and Middleburg or as expressly contemplated by the terms of the voting and standstill agreement or the merger agreement, not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any shares of Middleburg common stock subject to the voting and standstill agreement, subject to certain limited exceptions, (ii) acquire, offer to acquire or agree to acquire any assets of Middleburg or any subsidiary or division thereof, (iii) make or participate in any solicitation of proxies to vote, or seek to influence any person with respect to voting, shares of Middleburg common stock other than to publicly disclose Mr. Sokol’s support of the merger and the merger agreement, (iv) submit to Middleburg any shareholder proposal under Rule 14a-8 of the Exchange Act, (v) make any public announcement with respect to, or submit a proposal for or an offer of any extraordinary transaction involving Middleburg or Access, or securities or assets of either, other than the merger and the transactions contemplated by the merger agreement, and (vi) form, join or participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of clauses (i) through (v) above. Mr. Sokol also agreed to cease any existing activities, discussions or negotiations conducted prior to the date of the voting and standstill agreement with respect to any competing acquisition proposal, and agreed to not and to not authorize any of his representatives to (a) solicit, initiate, or knowingly encourage, facilitate or induce any inquiries relating to or the submission of a competing acquisition proposal, (b) participate in any discussions or negotiations regarding, or furnish any non-public information or data with respect to, any competing acquisition proposal, or (c) enter into any agreement, arrangement or understanding with respect to any competing acquisition proposal or that requires Mr. Sokol to abandon, terminate or fail to perform actions required by the voting and standstill agreement.

Possible Alternative Merger Structure

The merger agreement provides that Access and Middleburg may mutually agree to change the method or structure of the merger. However, no change may be made that:

•	alters or changes the exchange ratio;

•	adversely affects the tax treatment of Access or Middleburg or Middleburg’s shareholders pursuant to the merger agreement; or

•	materially impedes or delays completion of the merger in a timely manner.

Resales of Access Common Stock

The shares of Access common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Access for purposes of Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, Access and may include the executive officers, directors and significant shareholders of Access.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Troutman Sanders LLP and Williams Mullen that the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Middleburg common stock that exchange their shares of Middleburg common stock for shares of Access common stock in the merger are as described below. The following discussion is based upon the Code, regulations of the U.S. Department of the Treasury (“Treasury”), judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). The opinions of tax counsel for each of Access and Middleburg are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws or federal laws other than those pertaining to income tax, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This discussion is limited to U.S. holders (as defined below) that hold their shares of Middleburg common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular Middleburg shareholder or to Middleburg shareholders that are subject to special rules under U.S. federal income tax laws, such as: shareholders that are not U.S. holders; banks, thrifts or other financial institutions; qualified insurance plans; insurance companies; mutual funds; qualified retirement plans and individual retirement accounts; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; persons who purchased or sell their shares of Middleburg common stock as part of a wash sale; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of Middleburg; persons who hold Middleburg common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of Middleburg common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Middleburg common stock that for United States federal income tax purposes is: a citizen or resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other entity taxed as a partnership holds Middleburg common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Holders of Middleburg common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.

The Merger

Subject to the limitations, assumptions and qualifications described herein, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, and as described in greater detail below, no gain or loss will be recognized for U.S. federal income tax purposes in respect of the receipt of shares of Access common stock, except for any gain or loss that may result from the receipt of cash instead of fractional shares of Access common stock. Consummation of the merger is conditioned upon each of Access and Middleburg receiving a written tax opinion, dated the closing date of the merger, from their respective outside legal counsels to the effect that, based upon facts, representations and assumptions set forth in such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The issuance of the opinions is conditioned on, among other things, such tax counsel’s receipt of representation letters from each of Access and Middleburg, in each case in form and substance reasonably satisfactory to such counsel, and on customary factual assumptions. Access and Middleburg each has the ability to waive the condition to obtain a legal opinion. Neither Access nor Middleburg currently intends to waive this opinion condition to its obligation to consummate the merger. If either Access or Middleburg waives this opinion condition after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, and if the tax consequences of the merger to Middleburg shareholders have materially changed, Access and Middleburg will recirculate appropriate soliciting materials to resolicit the votes of the Access and Middleburg shareholders. Neither of these opinions of counsel is binding on the IRS or the courts and no ruling has been, or will be, sought from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the consequences set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each Middleburg shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Consequences to Access and Middleburg

Each of Access and Middleburg will be a party to the merger within the meaning of Section 368(b) of the Code, and neither Access nor Middleburg will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

Exchange of Middleburg Common Stock for Access Common Stock. U.S. holders of Middleburg common stock that exchange all of their Middleburg common stock for Access common stock will not recognize income, gain or loss for U.S. federal income tax purposes, except, as discussed below, with respect to cash received in lieu of fractional shares of Access common stock.

Cash Received in Lieu of Fractional Shares. A U.S. holder that receives cash in lieu of a fractional share of Access common stock in the merger generally will be treated as if the fractional share of Access common stock had been distributed to them as part of the merger, and then redeemed by Access in exchange for the cash actually distributed in lieu of the fractional share, with the redemption generally qualifying as an “exchange” under Section 302 of the Code. Consequently, those holders generally will recognize capital gain or loss with respect to the cash payments they receive in lieu of fractional shares measured by the difference between the amount of cash received and the tax basis allocated to the fractional shares, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period of such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Tax Basis in, and Holding Period for, Access Common Stock. A U.S. holder’s aggregate tax basis in the Access common stock received in the merger will be equal to such shareholder’s aggregate tax basis in the Middleburg common stock surrendered in the merger, reduced by any basis allocable to a fractional share of Access common stock for which cash is received. The holding period of Access common stock received by a U.S. holder in the merger will include the holding period of the Middleburg common stock exchanged in the merger if the Middleburg common stock exchanged is held as a capital asset at the time of the merger. If a U.S. holder acquired different blocks of Middleburg common stock at different times or at different prices, the Access common stock such holder receives will be allocated pro rata to each block of Middleburg common stock, and the basis and holding period of each block of Access common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Middleburg common stock exchanged for such block of Access common stock.

Backup Withholding and Reporting Requirements

U.S. holders of Middleburg common stock, other than certain exempt recipients, may be subject to backup withholding at a rate of 28% with respect to any cash payment received in the merger in lieu of fractional shares. However, backup withholding will not apply to any U.S. holder that either (a) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or (b) otherwise proves to Access and its exchange agent that the U.S. holder is exempt from backup withholding. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

In addition, U.S. holders of Middleburg common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of Middleburg stock exchanged, the number of shares of Access stock received, the fair market value and tax basis of Middleburg shares exchanged and the U.S. holder’s tax basis in the Access common stock received.

If a U.S. holder of Middleburg common stock that exchanges such stock for Access common stock is a “significant holder” with respect to Middleburg, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange. A U.S. holder of Middleburg common stock will be treated as a significant holder in Middleburg if the U.S. holder’s ownership interest in Middleburg is five percent (5%) or more of Middleburg’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of Middleburg stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3 BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the names and employer identification numbers of Middleburg and Access, the date of the merger, and the fair market value and tax basis of Middleburg shares exchanged (determined immediately before the merger).

The foregoing tax discussion is only a summary. It is not intended to be, and should not be construed as, tax advice. Holders of Middleburg common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

MARKET FOR COMMON STOCK AND DIVIDENDS

Access common stock is traded on the NASDAQ Global Market under the symbol “ANCX.” Middleburg common stock is traded on the NASDAQ Capital Market under the symbol “MBRG.”

As of the record date for the Access special meeting, there were [●] shares of Access common stock outstanding, which were held by approximately [●] holders of record. As of the record date for the Middleburg special meeting, there were [●] shares of Middleburg common stock outstanding, which were held by approximately [●] holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table sets forth during the periods indicated the high and low sales prices of Access common stock and Middleburg common stock as reported on the NASDAQ Global Market, and the dividends declared per share of Access common stock and Middleburg common stock.

	Access Common Stock			Middleburg Common Stock
	Sales Price		Dividends Declared Per Share	Sales Price		Dividends Declared Per Share
	High	Low		High	Low
2016
First Quarter	$20.41	$16.26	$0.15	$22.35	$17.86	$0.13
Second Quarter	$21.24	$18.11	$0.15	$27.69	$22.00	$0.13
Third Quarter	$23.97	$18.75	$0.15	$29.24	$26.47	$0.13
Fourth Quarter (through 12/9/2016)	$28.91	$22.73	$0.15	$36.66	$27.18	$0.13
2015
First Quarter	$19.75	$16.80	$0.14	$18.50	$17.90	$0.10
Second Quarter	$23.29	$18.35	$0.15	$18.90	$17.41	$0.10
Third Quarter	$21.64	$18.27	$0.15	$18.67	$16.60	$0.13
Fourth Quarter	$22.22	$19.58	$0.15	$18.89	$17.20	$0.13
2014
First Quarter	$17.62	$14.10	$0.11	$19.41	$16.53	$0.07
Second Quarter	$17.26	$13.38	$0.12	$20.79	$17.20	$0.07
Third Quarter	$17.00	$14.82	$0.13	$20.21	$17.07	$0.10
Fourth Quarter	$18.15	$16.17	$0.49	$19.32	$16.87	$0.10

The following table sets forth the closing sale prices per share of Access common stock as reported on the NASDAQ Global Market and of Middleburg common stock as reported on the NASDAQ Capital Market on October 21, 2016, the last trading day before we announced the signing of the merger agreement, and on December 9, 2016, the last trading day before the date of this joint proxy statement/prospectus. The following table also includes the equivalent price per share of Middleburg common stock on those dates. The equivalent per share price reflects the value on each date of the Access common stock that would have been received by Middleburg shareholders if the merger had been completed on those dates, based on an assumed exchange ratio of 1.3314 shares of Access common stock for each share of Middleburg common stock and the closing sales prices of Access’s common stock.

	Access Common Stock	Middleburg Common Stock	Equivalent Market Value Per Share of Middleburg
October 21, 2016	$26.61	$27.59	$35.43
December 9, 2016	$28.67	$36.33	$38.17

You are advised to obtain current market quotations for Access common stock and Middleburg common stock. The market price of Access common stock at the effective date of the merger or at the time former shareholders of Middleburg receive evidence of book entry issuance of shares, or if requested certificates evidencing shares, of Access common stock after the merger is completed may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this joint proxy statement/prospectus or at the time of the special meetings.

Access and Middleburg are legal entities separate and distinct from their subsidiaries, and their revenues depend primarily on the payment of dividends from their subsidiary banks. Therefore, Access’s and Middleburg’s principal sources of funds with which to pay dividends on their stock and their other separate expenses are dividends they receive, respectively, from Access National Bank and Middleburg Bank and Middleburg Investment Group, Inc. The subsidiary banks of both Access and Middleburg are subject to certain regulatory and other legal restrictions on the amount of dividends they are permitted to pay to Access and Middleburg. See “Description of Access Capital Stock – Common Stock –Dividends” on page [●].

Access currently pays dividends on its common stock on a quarterly basis, and it anticipates declaring and paying quarterly dividends after completion of the merger. Access has no current intention to change its dividend strategy, but has and will continue to evaluate that decision on a quarterly basis. After the merger, the final determination of the timing, amount and payment of dividends on Access common stock will be at the discretion of its board of directors and will depend upon the earnings of Access and its subsidiaries, the financial condition of Access and other factors, including general economic conditions and applicable governmental regulations and policies.

INFORMATION ABOUT ACCESS NATIONAL CORPORATION

Access National Corporation is a bank holding company organized under the laws of the Commonwealth of Virginia and headquartered in Reston, Virginia. Access owns all of the stock of its subsidiary bank, Access National Bank, which is an independent commercial bank chartered under federal law as a national banking association. Access National Bank provides credit, deposit, mortgage services and wealth management services to middle market commercial businesses and associated professionals, primarily in the greater Washington, D.C. Metropolitan Area. Access National Bank operates from six banking centers located in Virginia: Chantilly, Tysons, Reston, Leesburg, Manassas and Alexandria, and the mortgage division of Access National Bank operates offices in Virginia, Indiana, Tennessee, Maryland and Georgia. A seventh banking center located in Arlington, Virginia is planned to be opened during the first quarter of 2017. The common stock of Access is traded on the NASDAQ Global Market under the symbol “ANCX.”

As of September 30, 2016, Access had total consolidated assets of approximately $1.4 billion, total consolidated loans, net of unearned income, of approximately $966.5 million, total consolidated deposits through Access National Bank of approximately $1.1 billion, and consolidated shareholders’ equity of approximately $121.3 million.

The principal executive offices of Access are located at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191, and its telephone number is (703) 871-2100. Access’s website can be accessed at https://www.accessnationalbank.com. Information contained in Access’s website does not constitute a part of, and is not incorporated into, this joint proxy statement/prospectus.

For more information about Access, see “Where You Can find More Information” beginning on page [●].

INFORMATION ABOUT MIDDLEBURG FINANCIAL CORPORATION

Middleburg Financial Corporation is a bank holding company organized under the laws of the Commonwealth of Virginia and headquartered in Middleburg, Virginia. Middleburg owns all of the stock of its subsidiary bank, Middleburg Bank, and of Middleburg Investment Group, Inc. Middleburg Bank is a commercial bank chartered under the laws of the Commonwealth Virginia and offers a wide range of banking products and services to individuals and businesses primarily located in the Virginia counties of Loudoun, Fairfax, Fauquier and Prince William and the Virginia cities of Richmond and Williamsburg through twelve full service branches and one limited service facility. Middleburg Investment Group, Inc. owns all of the stock of its subsidiary, Middleburg Trust Company, which is a trust company chartered under the laws of the Commonwealth of Virginia and is headquartered in Richmond, Virginia, and offers a wide range of wealth management, fiduciary and trust services to individual, institutional and foundation clients. The common stock of Middleburg is traded on the NASDAQ Capital Market under the symbol “MBRG.”

As of September 30, 2016, Middleburg had total consolidated assets of approximately $1.3 billion, total consolidated loans, net of unearned income, of approximately $845.9 million, total consolidated deposits through Middleburg Bank of approximately $1.1 billion, and consolidated shareholders’ equity of approximately $128.9 million. As of September 30, 2016, Middleburg Trust Company had approximately $2.01 billion in assets under management or administration.

The principal executive offices of Middleburg are located at 111 West Washington Street, Middleburg, Virginia 20117, and its telephone number is (703) 777-6327. Middleburg’s website can be accessed at https://www.middleburgbank.com. Information contained in Middleburg’s website does not constitute a part of, and is not incorporated into, this joint proxy statement/prospectus.

For more information about Middleburg, see “Where You Can find More Information” beginning on page [●].

DESCRIPTION OF ACCESS CAPITAL STOCK

The following summary description of the material features of the capital stock of Access is qualified in its entirety by reference to the applicable provisions of Virginia law and by Access’s articles of incorporation and bylaws, each as amended.

As a result of the merger, Middleburg shareholders who receive shares of Access common stock in the merger will become shareholders of Access. Your rights as shareholders of Access will be governed by Virginia law and the articles of incorporation and the bylaws of Access, each as amended. We urge you to read the applicable provisions of the Virginia SCA, Access’s articles of incorporation and bylaws and federal laws governing bank holding companies carefully and in their entirety. Copies of Access’s and Middleburg’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized and Outstanding Capital Stock

The authorized capital stock of Access consists of (i) 60,000,000 shares of common stock, par value $0.835 per share; and (ii) 1,000,000 shares of undesignated serial preferred stock. As of the record date of the Access special meeting, [●], 201[●], there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record, and no shares of preferred stock issued and outstanding. As of [●], 201[●], there were options outstanding to purchase [●] shares of Access common stock. Access has not granted any restricted stock awards.

Common Stock

General. Each share of Access common stock has the same relative rights as, and is identical in all respects to, each other share of Access common stock. Access’s common stock is traded on the NASDAQ Global Market under the symbol “ANCX.” The transfer agent for Access’s common stock is Computershare, P.O. Box 30170, College Station, Texas, 77842.

Dividends. Access’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by Access is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, Access’s ability to pay dividends is affected by the ability of Access National Bank, its bank subsidiary, to pay dividends to the holding company. The ability of Access National Bank, as well as Access, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Access, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Access and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of Access available for distribution in cash or in kind.

Voting Rights. The holders of Access common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Holders of Access common stock are not entitled to cumulative voting rights. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Directors and Classes of Directors. Access’s board of directors is divided into three classes with directors serving staggered three-year terms. Any newly created directorships or any decrease in directorships are apportioned among the classes as evenly as possible. Currently, the Access board of directors consists of seven (7) directors. Under Access’s articles of incorporation, directors may be removed for cause upon the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

No Preemptive Rights; Redemption and Assessment. Holders of shares of Access will not be entitled to preemptive rights with respect to any shares that may be issued. Access common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

The board of directors of Access is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Access board of directors is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. The Access board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Access common stock and, under certain circumstances, discourage an attempt by others to gain control of Access.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of Access, then existing market conditions and other factors that, in the judgment of the Access board, might warrant the issuance of preferred stock.

COMPARATIVE RIGHTS OF SHAREHOLDERS

Access and Middleburg are Virginia corporations subject to the provisions of the Virginia SCA. The rights of shareholders of Access and Middleburg are governed by their respective articles of incorporation and bylaws. Upon completion of the proposed merger, Middleburg shareholders will become shareholders of Access and, as such, their shareholder rights will be governed by the articles of incorporation and bylaws of Access and will continue to be governed by the Virginia SCA.

The following is a summary of the material differences in the rights of shareholders of Access and Middleburg, but is not a complete statement of all those differences. Shareholders should read carefully the relevant provisions of the Virginia SCA and the respective articles of incorporation and bylaws of Access and Middleburg. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Access and Middleburg and to the provisions of the Virginia SCA.

Authorized Capital Stock

Access. Access is authorized to issue 60,000,000 shares of common stock, par value $0.835 per share, of which [●] shares were issued and outstanding as of the record date for the Access special meeting, and 1,000,000 shares of undesignated serial preferred stock, of which no shares were issued and outstanding as of the record date for the Access special meeting.

Access’s articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations, and relative rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series. Holders of Access stock of any class do not have any preemptive right to subscribe to or purchase (i) any shares of capital stock of Access (ii) any securities convertible into such shares, or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

Middleburg. Middleburg is authorized to issue 20,000,000 shares of common stock, par value $2.50 per share, of which [●] shares were issued and outstanding as of the record date for the Middleburg special meeting, and 1,000,000 shares of preferred stock, $2.50 par value per share, of which no shares were issued and outstanding as of the record date for the Middleburg special meeting.

Middleburg’s articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations, and relative rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series. Holders of Middleburg stock of any class do not have any preemptive right to subscribe to or purchase (i) any shares of capital stock of Middleburg, (ii) any warrants, rights or options to purchase such shares, or (iii) any obligations convertible into such shares or into any warrants, rights or options to purchase any such shares.

Dividend Rights

The holders of Access and Middleburg common stock are entitled to share ratably in dividends when and as declared by their respective board of directors out of funds legally available therefor. Access’s and Middleburg’s articles of incorporation permit their boards to issue preferred stock with terms set by their boards, which terms may include the right to receive dividends ahead of the holders of their common stock. Neither Access nor Middleburg currently has any outstanding shares of preferred stock.

Voting Rights

The holders of both Access and Middleburg common stock have one vote for each share held on any matter presented for consideration by the holders of common stock at a shareholder meeting. Neither the holders of Access nor Middleburg common stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

Access. The Access board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. The Access bylaws require the board to have not less than three nor more than 15 directors, and the Access board is authorized to set and change the actual number of directors from time to time within those limits. Currently, the Access board consists of seven directors. Directors of Access may be removed by shareholders of Access only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

On or prior to the effective date of the merger, the Access board will cause the number of directors that will comprise the full board of Access at the effective date to be fixed at thirteen directors, consisting of (i) seven Access directors, including the current Chief Executive Officer of Access, and (ii) six current Middleburg directors to be agreed upon by Access and Middleburg, including the current Chairman and the current Chief Executive Officer of Middleburg.

Middleburg. The Middleburg board is not divided into classes and all directors are elected at each annual meeting to serve one-year terms. The Middleburg bylaws require the board to have 11 directors. Directors of Middleburg may be removed with or without cause upon the affirmative vote of at least seventy-five percent of the outstanding shares entitled to vote.

Anti-takeover Provisions

Certain provisions of the Virginia SCA and the articles of incorporation and bylaws of Access and Middleburg may discourage attempts to acquire control of Access or Middleburg, respectively, that the majority of either company’s shareholders may determine was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the Access or Middleburg boards did not approve.

Classified Board of Directors. The provisions of Access’s articles of incorporation providing for classification of the board of directors into three separate classes may have certain anti-takeover effects. Middleburg’s articles of incorporation do not provide for classification of the board of directors.

Authorized Preferred Stock. The articles of incorporation of both Access and Middleburg authorize the issuance of preferred stock. The Access and Middleburg boards may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as either board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Access or Middleburg by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

•	adoption of plans of merger or share exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists. The articles of incorporation of Access do not modify the vote required to approve those actions.

The articles of incorporation of Middleburg state that the actions set out above must be approved by a majority of all the votes entitled to be cast on the transaction by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the “continuing directors.” With respect to Middleburg, if the transaction is not so approved and recommended by two-thirds of the “continuing directors,” then the transaction must be approved by the affirmative vote of more than two-thirds of all of the votes entitled to be cast on such transaction by each voting group entitled to vote.

Under the articles of incorporation of Middleburg, a “continuing director” is (i) any individual who has been elected to the Middleburg board at an annual meeting of Middleburg’s shareholders more than one time, or (ii) any individual who was elected to fill a vacancy on the Middleburg board and received the affirmative vote of a majority of the continuing directors then on the Middleburg board and thereafter elected to the Middleburg board at an annual meeting of Middleburg’s shareholders at least one time.

Anti-takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transaction Statute of the Virginia SCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of the disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•	subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the Virginia SCA’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1⁄3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•	unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•	among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisitions Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute. Neither Access nor Middleburg has opted-out of the Control Share Acquisitions Statute.

Amendments to Articles of Incorporation and Bylaws

The Virginia SCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the Virginia SCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the Virginia SCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the Virginia SCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors (except to the extent authority to amend the bylaws is reserved by the Virginia SCA), or, if a quorum exists at a meeting of shareholders, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

Access. Access’s articles of incorporation may be amended pursuant to the Virginia SCA provisions described above.

Access’s bylaws may be amended or repealed by the board of directors except to the extent that (i) such power is reserved exclusively to the shareholders by law or Access’s articles of incorporation; or (ii) the shareholders in adopting or amending particular bylaws provide expressly that the board of directors may not amend or repeal the same. Access’s bylaws may be amended or repealed by the shareholders even though the same also may be amended or repealed by the board of directors.

Middleburg. Middleburg’s articles of incorporation state that an amendment to the articles of incorporation must be approved by a majority of all the votes entitled to be cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the amendment has been approved and recommended by at least two-thirds of the continuing directors. If the amendment is not so approved and recommended by two-thirds of the continuing directors, then the amendment must be approved by the affirmative vote of holders of more than two-thirds of the issued and outstanding shares of Middleburg common stock.

Middleburg’s bylaws may be amended, altered, or repealed by the board of directors except to the extent that bylaws adopted by Middleburg’s shareholders otherwise provide. Middleburg’s shareholders have the power to rescind, alter, amend, or repeal any bylaws.

Dissenters’ and Appraisal Rights

The Virginia SCA provides that appraisal rights are not available to holders of shares of any class or series of shares of a Virginia corporation in a merger when the stock is either listed on a national securities exchange, such as the NASDAQ Global Market, or is held by at least 2,000 shareholders of record and has a public float of at least $20 million. Despite this exception, appraisal rights will be available to holders of common stock of a Virginia corporation in a merger if:

•	the articles of incorporation provide for appraisal rights regardless of an available exception (although neither Access’s nor Middleburg’s articles of incorporation authorize such special appraisal rights);

•	in the case of a merger or share exchange, shareholders are required by the terms of the merger to accept anything for their shares other than cash, shares of the surviving or acquiring corporation, or shares of another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record having a public float of at least $20 million, or a combination of cash or such shares; or

•	the merger is an “affiliated transaction,” as described under “– Anti-takeover Provisions” above, and it has not been approved by a majority of the disinterested directors.

The stock of Access is listed on the NASDAQ Global Market and the stock of Middleburg is listed on the NASDAQ Capital Market. Therefore, unless one of the exceptions outlined above applies to a given transaction, shareholders of Access and Middleburg are not entitled to appraisal rights. Shareholders of Access and Middleburg are not entitled to appraisal rights in connection with the merger.

Director and Officer Exculpation

The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The articles of incorporation of Access provide that, to the full extent that the Virginia SCA permits the limitation or elimination of liability of directors or officers, a director or officer of Access is not liable to Access or its shareholders for monetary damages. The articles of incorporation of Middleburg provide that, to the full extent that the Virginia SCA permits the limitation or elimination of liability of directors and officers, a director or officer is not liable to Middleburg or its shareholders for any monetary damages in excess of one dollar.

Indemnification

The articles of incorporation of Access and Middleburg provide that, to the full extent permitted by the Virginia SCA, each of Access and Middleburg is required to indemnify a director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him or her by reason of having been a director or officer and against all expenses reasonably incurred by him or her in connection therewith, except in relation to matters as to which he or she is liable by reason of his or her willful misconduct or knowing violation of criminal law. Each of Access’s and Middleburg’s board of directors is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer or any other employee or agent of the corporation, to the same extent as set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ACCESS

The following table sets forth certain information as of November 30, 2016, concerning the number and percentage of shares of Access common stock beneficially owned by each of Access’s directors and named executive officers, and by Access’s directors and executive officers as a group. In addition, the table includes information with respect to persons known to Access who own or may be deemed to own more than 5% of Access common stock as of November 30, 2016. Except as otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares.

	Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned(1)
Directors and Named Executive Officers:
Michael G. Anzilotti	30,017	(2)	*
J. Randolph Babbitt	142,775	(3)	1.34%
Michael W. Clarke	809,404	(4)	7.59%
John W. Edgemond, IV	113,063	(5)	1.06%
Martin S. Friedman	68,036	(6)	*
Dean F. Hackemer	284,388	(7)	2.67%
Thomas M. Kody	746,709	(8)	7.01%
Robert C. Shoemaker	446,666	(9)	4.19%
Margaret M. Taylor	16,235	(10)	*

All Directors and Executive Officers as a Group (10 persons)	2,662,755	(11)	24.73%

5% Shareholders who are not Directors or Named Executive Officers
James L. Jadlos 5350 S. Race Court Greenwood Village, Colorado 80121	667,024	(12)	6.26%

*	Represents less than 1% of Access’s outstanding common stock.
(1)	Based on 10,635,242 shares of Access common stock outstanding as of November 30, 2016, except with respect to individuals holding options to acquire Access common stock exercisable within sixty days of November 30, 2016 (or “presently exercisable options”), in which event this column represents the percentage of shares issued and outstanding as of November 30, 2016, plus the number of such options held by such person, and in the case of all directors and executive officers as a group, represents the percentage of shares outstanding as of November 30, 2016, plus the number of such options held by all such persons as a group. Certain shares beneficially owned by Access’s directors and executive officers may be held in accounts with third party firms, where such shares may from time to time be subject to a security interest for margin credit provided in accordance with such firm’s policies.
(2)	Includes 5,000 shares held in trust and with respect to which Mr. Anzilotti shares the power to vote and dispose of the shares, all of which are held in a margin account that may from time to time be pledged as collateral; and 4,792 shares that Mr. Anzilotti has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(3)	Includes 7,301 shares held by Mr. Babbitt as custodian for minor grandchildren; and 8,834 shares that Mr. Babbitt has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(4)	Includes 92,224 shares held by Mr. Clarke’s spouse; 87,502 shares held by Mr. Clarke in margin accounts that may from time to time be pledged as collateral; and 22,500 shares that Mr. Clarke has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(5)	Includes 7,512 shares held by Mr. Edgemond’s spouse; 14,067 shares held by Mr. Edgemond as custodian for minor children; 66,258 shares held in trust and with respect to which Mr. Edgemond shares the power to vote and dispose of such shares; and 14,000 shares that Mr. Edgemond has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(6)	Includes 41,832 shares that Mr. Friedman holds jointly with his spouse, all of which are held in margin accounts that may from time to time be pledged as collateral; and 16,500 shares that Mr. Friedman has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.

(7)	Includes 10,461 shares held by Mr. Hackemer’s spouse and 223,999 shares that Mr. Hackemer holds jointly with his spouse; and 8,625 shares that Mr. Hackemer has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(8)	Includes 691,608 shares that Mr. Kody holds jointly with his spouse; 38,601 shares held by Kody Holdings, LLC, of which Mr. Kody has 50% ownership; and 16,500 shares that Mr. Kody has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(9)	Includes 36,930 shares held by Mr. Shoemaker’s spouse; 267,711 shares that Mr. Shoemaker holds jointly with his spouse, 104,497 of which are pledged as collateral for a loan; and 28,125 shares that Mr. Shoemaker has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(10)	All shares are held jointly with Ms. Taylor’s spouse; and includes 11,875 shares that Ms. Taylor has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.
(11)	Includes 5,462 shares held by Mark D. Moore, President of Access National Bank. Includes 131,751 shares that the directors and executive officers have the right to acquire through the exercise of stock options exercisable within sixty days of November 30, 2016.
(12)	Based on information provided to Access by Mr. Jadlos on December 5 and 6, 2016. Includes 398,250 shares that Mr. Jadlos holds jointly with his spouse; and 15,250 shares that Mr. Jadlos has the right to acquire through the exercise of stock options that are exercisable within sixty days of November 30, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MIDDLEBURG

The following table sets forth certain information as of November 11, 2016, concerning the number and percentage of shares of Middleburg common stock beneficially owned by each of Middleburg’s directors and named executive officers, and by Middleburg’s directors and executive officers as a group. In addition, the table includes information with respect to persons known to Middleburg who own or may be deemed to own more than 5% of Middleburg common stock as of November 11, 2016. Except as otherwise indicated, all shares are owned directly, the named person possesses sole voting and sole investment power with respect to all such shares, and none of such shares are pledged as security.

	Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned(1)
Directors and Named Executive Officers:
Howard M. Armfield	50,745	(2)	*
Henry F. Atherton, III	3,400	(3)	*
Childs F. Burden	25,320	(4)	*
Jeffrey H. Culver	53,237	(5)	*
Alexander G. Green, III	9,135	(3)	*
David L. Hartley	22,048	(6)	*
Gary D. LeClair	11,753	(7)	*
John C. Lee, IV	36,656	(3)	*
Mary Leigh McDaniel	4,105	(3)	*
Mark A. McLean	10,565	(8)	*
Rajesh Mehra	26,142	(9)	*
Keith W. Meurlin	4,104	(3)	*
Janet A. Neuharth	4,024	(3)	*
John M. Rust	14,724	(10)	*
Gary R. Shook	57,318	(11)	*

All Directors and Executive Officers as a Group (18 persons)	379,610		5.25%

5% Shareholders who are not Directors or Named Executive Officers
David L. Sokol P.O. Box 2080 Wilson, Wyoming 83014	2,103,008	(12)	29.18%

Wellington Management Group, LLP 280 Congress Street Boston, Massachusetts 02210	499,909	(13)	6.94%

*	Represents less than 1% of Middleburg’s outstanding common stock.
(1)	Based on 7,207,459 shares of Middleburg common stock outstanding as of November 11, 2016, except with respect to individuals holding options to acquire Middleburg common stock exercisable within sixty days of November 11, 2016 (or “presently exercisable options”), in which event this column represents the percentage of shares issued and outstanding as of November 11, 2016, plus the number of such options held by such person, and in the case of all directors and executive officers as a group, represents the percentage of shares outstanding as of November 11, 2016, plus the number of such options held by all such persons as a group. Certain shares beneficially owned by Middleburg’s directors and executive officers may be held in accounts with third party firms, where such shares may from time to time be subject to a security interest for margin credit provided in accordance with such firm’s policies.
(2)	Includes 23,190 shares held in revocable trusts in which Mr. and Mrs. Armfield are trustees and 400 shares of unvested restricted stock with voting and dividend rights.
(3)	Includes 400 shares of unvested restricted stock with voting and dividend rights.
(4)	Includes 8,000 shares held in a trust in which Mr. Burden is trustee and 400 shares of unvested restricted stock with voting and dividend rights.
(5)	Includes 5,073 shares of common stock underlying stock options that are currently exercisable and 33,650 shares of unvested restricted stock with voting and dividend rights.
(6)	Includes 15,500 shares of unvested restricted stock with voting and dividend rights.

(7)	Includes 9,199 shares owned jointly with Mr. LeClair’s wife and 400 shares of unvested restricted stock with voting and dividend rights.
(8)	Includes 8,000 shares of unvested restricted stock with voting and dividend rights.
(9)	Includes 5,000 shares of common stock underlying stock options that are currently exercisable and 17,875 shares of unvested restricted stock with voting and dividend rights.
(10)	Includes 12,424 shares held in a trust in which Mr. Rust is trustee and 400 shares of unvested restricted stock with voting and dividend rights.
(11)	Includes 41,150 shares of unvested restricted stock with voting and dividend rights.
(12)	According to the most current information available to the Company as of November 11, 2016, David L. Sokol, through certain investment accounts, reported that he has sole voting and dispositive power over 2,103,008 shares of Middleburg’s common stock.
(13)	According to Schedule 13G filed with the SEC on February 11, 2016, Wellington Management Group, LLP reported that it has shared voting power and shared dispositive power over 499,909 shares.

LEGAL MATTERS

The validity of the Access common stock to be issued upon completion of the merger will be passed upon for Access by Troutman Sanders LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Access by Troutman Sanders LLP, and for Middleburg by Williams Mullen.

EXPERTS

The consolidated financial statements of Access National Corporation as of December 31, 2015 and 2014 and for each of the three years in the period ended December 15, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated by reference in this joint proxy statement/prospectus, have been so incorporated by reference in reliance upon the reports of BDO USA, LLP., an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Middleburg Financial Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference in this joint proxy statement/prospectus and elsewhere in this registration statement, have been so incorporated by reference in reliance upon the reports of Yount, Hyde & Barbour, P.C., independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

FUTURE SHAREHOLDER PROPOSALS

Access

If any shareholder intends to present a proposal to be considered for inclusion in Access’s proxy materials in connection with its 2017 annual meeting, the proposal must be in proper form and meet the requirements of Rule 14a-8 under the Exchange Act, and must be received by Access’s Corporate Secretary at Access’s office at 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191 on or before December 19, 2016. If any Access shareholder intends to propose a matter for consideration (other than a director nomination) at Access’s 2017 annual meeting of shareholders, notice of the proposal must be received in writing by Access’s Corporate Secretary no later than March 4, 2017.

In addition, the proxy solicited by the Access board of directors for Access’s 2017 annual meeting will confer discretionary authority to vote on any shareholder proposal presented at the meeting if Access has not received notice of such proposal by March 4, 2017 in writing delivered to Access’s Corporate Secretary.

Middleburg

Middleburg held its 2016 annual meeting of shareholders on May 4, 2016. Middleburg intends to hold a 2017 annual meeting of shareholders only if the merger is not completed. In the event that this annual meeting occurs, if any shareholder intends to present a proposal for inclusion in Middleburg’s proxy materials in connection with its 2017 annual meeting, the proposal must be in proper form and meet the requirements of Rule 14a-8 under the Exchange Act and must be received at Middleburg’s principal executive office at 111 West Washington Street, Middleburg, Virginia 20117 on or before December 5, 2016. If any Middleburg shareholder intends to propose a matter for consideration (other than a director nomination) at Middleburg’s 2017 annual meeting of shareholders, and based on an anticipated date of May 3, 2017 for Middleburg’s 2017 annual meeting if held, notice of the proposal must be in proper form and received in writing at Middleburg’s principal executive office no later than March 4, 2017 and no earlier than February 2, 2017.

In addition, the proxy solicited by the Middleburg board of directors for Middleburg’s 2017 annual meeting, if such meeting is held, will confer discretionary authority to vote on any shareholder proposal presented at the meeting if Middleburg has not received notice of such proposal by March 4, 2017.

OTHER MATTERS

In accordance with Virginia law, no business may be brought before the Access or Middleburg special meeting unless it is described in the applicable notice of meeting that accompanies this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, the Access board and the Middleburg board know of no matters that will be presented for consideration at either of the special shareholders’ meetings other than those specifically set forth in the notices for the meetings. If, however, any other matters properly come before the Access special meeting, or any adjournments thereof, or before the Middleburg special meeting, or any adjournments thereof, and are voted upon, it is the intention of the proxy holders to vote such proxies in accordance with the recommendation of the management of Access or Middleburg, as applicable.

WHERE YOU CAN FIND MORE INFORMATION

Access and Middleburg each file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Access or Middleburg files with the SEC at the SEC’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings made by Access and Middleburg are also available to the public from commercial document retrieval services and at the SEC’s Internet website at http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Access has filed a registration statement on Form S-4 under the Securities Act of 1933 to register with the SEC the shares of Access common stock to be issued in the merger. This document is a part of the registration statement and constitutes a prospectus of Access and a proxy statement of each of Access and Middleburg for their respective special meetings of shareholders. As allowed by SEC rules, this document does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Access and Middleburg to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that Access and Middleburg have previously filed with the SEC (except Items 2.02 and 7.01 of any Current Report on Form 8-K, unless otherwise indicated in the Form 8-K). These documents contain important business information about the companies and their financial condition.

Access SEC Filings

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016.

•	Definitive Proxy Statement on Schedule 14A for Access’s 2016 Annual Meeting of Shareholders, filed on April 18, 2016.

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, filed on May 10, 2016, for the quarter ended June 30, 2016, filed on August 9, 2016, and for the quarter ended September 30, 2016, filed on November 9, 2016 and as amended by Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2016, filed on November 10, 2016.

•	Current Reports on Form 8-K filed on May 17, 2016, May 23, 2016, August 26, 2016, October 24, 2016, October 25, 2016, November 28, 2016 and December 1, 2016.

•	The description of Access common stock contained in Access’s registration statement on Form 8-A, as filed with the SEC on July 15, 2004 (incorporated by reference from Access’s registration statement on Form S-8, filed with the SEC on April 27, 2004), including any subsequently filed amendments and reports updating such description.

Middleburg SEC Filings

•	Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 14, 2016.

•	Definitive Proxy Statement on Schedule 14A for Middleburg’s 2016 Annual Meeting of Shareholders, filed on April 12, 2016.

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, filed on May 9, 2016, for the quarter ended June 30, 2016, filed on August 9, 2016, and for the quarter ended September 30, 2016, filed on November 4, 2016.

•	Current Reports on Form 8-K filed on January 28, 2016 (only with respect to Item 8.01), April 29, 2016 (only with respect to Item 8.01), May 6, 2016, July 28, 2016, July 29, 2016 (only with respect to Item 8.01), October 24, 2016, October 25, 2016 and October 28, 2016 (only with respect to Item 8.01).

•	The description of Middleburg common stock contained in Middleburg’s registration statement on Form 8-A, as filed with the SEC on April 30, 1998 pursuant to Section 12 of the Securities Exchange Act of 1934, including any subsequently filed amendments and reports updating such description.

In addition, Access and Middleburg incorporate by reference any future filings each company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Access special meeting and the Middleburg special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Documents contained in or incorporated by reference in this document by Access and Middleburg are available through the SEC as set forth above or from Access and Middleburg. You may obtain such documents by requesting them in writing or by telephone from Access and Middleburg as follows:

Access National Corporation 1800 Robert Fulton Drive, Suite 300 Reston, Virginia 20191 Telephone: (703) 871-2100 Attention: Sheila M. Linton, Vice President and Corporate Secretary	Middleburg Financial Corporation 111 West Washington Street Middleburg, Virginia 20117 Telephone: (703) 777-6327 Attention: Gary R. Shook, Chief Executive Officer and President

These documents are available from Access or Middleburg, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about Access at its Internet website at http://www.accessnationalbank.com under “Investor Relations” and Middleburg at its Internet website at http://www.middleburgbank.com under “Investor Relations.” Information contained on the websites of Access and Middleburg does not constitute part of this joint proxy statement/prospectus and shall not be incorporated into other filings either company makes with the SEC.

If you would like to request documents from Access or Middleburg, please do so by [●], 201[●] in order to receive timely delivery of the documents before the special meetings.

Access has supplied all information contained or incorporated by reference in this document relating to Access, and Middleburg has supplied all such information related to Middleburg.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. Access and Middleburg have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Access is not making an offer to sell or soliciting an offer to buy any securities other than the Access common stock to be issued by Access in the merger, and Access is not making an offer of such securities in any state where the offer is not permitted. This joint proxy statement/prospectus is dated [●], 201[●]. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to you nor the issuance of Access common stock in the merger creates any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

between

ACCESS NATIONAL CORPORATION

and

MIDDLEBURG FINANCIAL CORPORATION

October 21, 2016

A-i

(Continued)

A-ii

INDEX OF DEFINED TERMS

2017 Contribution	Section 5.9(d)
ACA	Section 3.3(o)(ii)
Access	Recitals
Access Affiliates	Section 5.8(a)
Access Bank	Section 1.5(a)
Access Board Recommendation	Section 5.3(a)
Access Closing Balance Sheet	Section 6.3(d)(i)
Access Common Stock	Section 2.1(a)
Access Directors	Section 1.4(a)
Access’s Tangible Equity	Section 6.3(d)(ii)
Access Stock Awards	Section 3.3(d)(iii)
Access Stock Options	Section 3.3(d)(iii)
Access Stock Plan	Section 3.3(d)(iii)
Access Shareholder Approval	Section 3.3(c)(i)(2)
Access Shareholders Meeting	Section 5.3(a)
Acquisition Proposal	Section 5.5(c)
Affected Agreement	Section 5.12(c)
Agreement	Recitals
Bank Merger	Section 1.5(a)
Bank Merger Agreement	Section 1.5(a)
Bank Reports	Section 3.3(g)
Benefit Plans	Section 3.3(o)(i)
Book-Entry Shares	Section 2.2(c)
Certificates	Section 2.2(c)
Change in Access Recommendation	Section 5.5(e)
Change in Middleburg Recommendation	Section 5.5(e)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Computer Systems	Section 3.3(cc)(i)
Confidentiality Agreements	Section 5.2(c)
Continuing Corporation	Section 1.1
Continuing Corporation Common Stock	Section 2.1(c)
Derivative Contract	Section 3.3(u)
Disclosure Letter	Section 3.1(a)
Effective Date	Section 1.2
Environmental Claim	Section 3.3(r)(iv)(1)
Environmental Laws	Section 3.3(r)(iv)(2)
ERISA	Section 3.3(o)(iii)
Exchange Act	Section 3.3(f)(i)
Exchange Agent	Section 2.2(a)
Exchange Ratio	Section 2.1(c)
FDIC	Section 3.3(b)
Financial Statements	Section 3.3(f)(ii)
GAAP	Section 3.3(f)(ii)
Governmental Authority	Section 3.3(k)
Indemnified Party	Section 5.11(a)
Intellectual Property	Section 3.3(t)
Joint Proxy Statement	Section 5.4(a)
Knowledge	Section 3.2(c)
Loan	Section 3.3(q)(vi)
Loan Loss Allowance	Section 3.3(q)(ii)
Material Adverse Effect	Section 3.2(b)
Material Contract	Section 3.3(j)

A-iii

Materials of Environmental Concern	Section 3.3(r)(iv)(3)
Merger	Recitals
Merger Consideration	Section 2.1(c)
Middleburg	Recitals
Middleburg 401(k) Plan	Section 5.9(c)
Middleburg Affiliates	Section 5.8(a)
Middleburg Bank	Section 1.5(a)
Middleburg Board Recommendation	Section 5.3(b)
Middleburg Cancelled Shares	Section 2.1(b)
Middleburg Closing Balance Sheet	Section 6.2(d)(i)
Middleburg Common Stock	Section 2.1(b)
Middleburg Continuing Employees	Section 5.9(a)
Middleburg Directors	Section 1.4(a)
Middleburg Stock Award	Section 2.4(c)
Middleburg Stock Option	Section 2.4(a)
Middleburg Stock Plan	Section 2.4(a)
Middleburg Shareholder Approval	Section 3.3(c)(i)(1)
Middleburg Shareholders Meeting	Section 5.3(b)
Middleburg’s Tangible Equity	Section 6.2(d)(ii)
MPPP	Section 5.9(d)
Notice of Recommendation Change	Section 5.5(f)(ii)
Organizational Documents	Section 3.3(a)
OREO	Section 3.3(q)(iii)
Permitted Issuances	Section 4.1(d)(ii)
Plan of Merger	Section 1.1
Registration Statement	Section 5.4(a)
Regulatory Agencies	Section 3.3(g)
Regulatory Approvals	Section 5.6(a)
Rights	Section 3.3(d)(iv)
Sarbanes-Oxley Act	Section 3.3(f)(v)
SCC	Section 1.2
SEC	Section 3.3(f)(i)
SEC Reports	Section 3.3(f)(i)
Securities Act	Section 3.3(f)(i)
Subsidiary	Section 3.3(b)
Superior Proposal	Section 5.5(d)
Takeover Laws	Section 3.3(x)
Tax Returns	Section 3.3(l)(i)
Tax or Taxes	Section 3.3(l)(i)
Technology Systems	Section 3.3(t)
Termination Fee	Section 7.4(a)
Treasury	Section 3.3(e)(iii)
Treasury Warrant	Section 3.3(e)(iii)
VSCA	Section 1.1

A-iv

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of October 21, 2016, between ACCESS NATIONAL CORPORATION, a Virginia corporation (“Access”), and MIDDLEBURG FINANCIAL CORPORATION, a Virginia corporation (“Middleburg”).

WHEREAS, the Boards of Directors of Access and Middleburg have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transaction provided for herein in which Middleburg will merge with and into Access (the “Merger”);

WHEREAS, the Boards of Directors of Access and Middleburg have each determined that the Merger is consistent with and will further their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER AND RELATED MATTERS

Section 1.1 The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Date (as defined in Section 1.2) and in accordance with the Virginia Stock Corporation Act (the “VSCA”), Middleburg will be merged with and into Access pursuant to the Plan of Merger, substantially in the form attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of Middleburg thereupon shall cease, and Access will be the surviving corporation in the Merger (Access is referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Date or thereafter). The Merger will have the effect set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Effective Date, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of Middleburg, and all of the debts, liabilities, obligations, claims, restrictions and duties of Middleburg shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

Section 1.2 Effective Date.

The Merger will become effective on the date and at the time shown on the Certificate of Merger issued by the Virginia State Corporation Commission (the “SCC”) effecting the Merger (the “Effective Date”). At or after the Closing Date (as defined herein), Access and Middleburg will execute and deliver Articles of Merger meeting the requirements of Section 13.1-720 of the VSCA, including containing the Plan of Merger, to the SCC.

Section 1.3 Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. at the offices of Troutman Sanders LLP, Richmond, Virginia on a date mutually agreed to by the parties (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Closing Date will be exchanged by the parties at the Closing.

Section 1.4 Corporate Governance and Related Matters.

(a) On or prior to the Effective Date, the Board of Directors of Access shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Date to be fixed at thirteen (13), consisting of (i) seven (7) current Access directors designated by Access, including the current Chief Executive Officer of Access (the “Access Directors”), and the six (6) Middleburg directors set forth on Section 1.4(a) of the Disclosure Letter of Middleburg (the “Middleburg Directors”). No other directors of Access or Middleburg shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Date. The Access Directors and Middleburg Directors will be split among the three classes of directors to serve staggered terms as set forth on Section 1.4(a) of the Disclosure Letter of Access. Provided that each Middleburg Director continues to meet the standards for directors of the Continuing Corporation, the Continuing Corporation shall nominate each Middleburg Director for reelection to the Board of Directors of the Continuing Corporation at the first annual meeting of the shareholders of the Continuing Corporation following the Effective Date, and the Continuing Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of the Continuing Corporation that its shareholders vote to reelect each Middleburg Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of the Continuing Corporation.

(b) Subject to and in accordance with the Bylaws of the Continuing Corporation, effective as of the Effective Date, (i) Mr. John C. Lee, IV will serve as Chairman of the Board of Directors of the Continuing Corporation, (ii) Mr. Michael G. Anzilotti will serve as Vice Chairman of the Board of Directors of the Continuing Corporation, (iii) the members of the Executive Committee of the Board of Directors of the Continuing Corporation shall be Michael G. Anzilotti, Martin S. Friedman, Michael W. Clarke, John C. Lee, IV, and Gary R. Shook, and (iv) the officers of Access in office immediately prior to the Effective Date, together with the persons set forth on Section 1.4(b) of the Disclosure Letter of Access and in such positions specified therein, shall serve as the officers, respectively, of the Continuing Corporation from and after the Effective Date.

Section 1.5 Banking Operations.

(a) After the Effective Date, Middleburg Bank, Middleburg, Virginia (“Middleburg Bank”), the wholly owned subsidiary of Middleburg, shall merge with and into Access National Bank, Reston, Virginia (“Access Bank”), the wholly owned subsidiary of Access (the “Bank Merger”), pursuant to the terms and conditions of an Agreement and Plan of Merger substantially in the form attached as Exhibit 1.5(a) (the “Bank Merger Agreement”), the separate existence of Middleburg Bank shall cease and Access Bank shall survive and continue to exist as a national banking association organized under the laws of the United States. Access may at any time change the method or timing of effecting the combination of Middleburg Bank and Access Bank (including, without limitation, the provisions of this Section 1.5(a) of the Agreement) if and to the extent Access deems such changes necessary, appropriate or desirable for any reason in its discretion; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement; and provided, further, that Access shall provide Middleburg with seven days’ prior written notice of such change and the reasons therefor.

(b) Prior to the Effective Date, Access, Access Bank, Middleburg and Middleburg Bank shall take all actions necessary to effectuate the following:

(i) The officers and directors of Access Bank immediately following the Effective Date shall be the individuals set forth in Section 1.5(b)(i) of the Disclosure Letter of Access, serving in the positions set forth beside each individual’s name therein; and

(ii) The officers and directors of Middleburg Bank immediately following the Effective Date shall be the individuals set forth in Section 1.5(b)(ii) of the Disclosure Letter of Access, serving in the positions set forth beside each individual’s name therein.

(c) The officers and directors of Access Bank immediately prior to the effective date of the Bank Merger shall continue to serve as officers and directors of Access Bank after the effective date of the Bank Merger.

(d) Section 1.5(d) of the Disclosure Letter of Access contains a list of the branch offices of Middleburg Bank that shall be operated by the Continuing Corporation upon the Effective Date, subject to the opening or closing of any branch offices that may be authorized by federal and state banking regulators. After the Effective Date, the Continuing Corporation shall initially operate the branch offices listed in Section 1.5(d) of the Disclosure Letter of Access under the name and logo of Middleburg Bank that are used on the date of this Agreement (with any change to the use of such name or logo after the Effective Date to require a majority vote of the Board of Directors of the Continuing Corporation), subject to any changes required to comply with applicable federal or state banking regulations or requested by any Governmental Authority.

Section 1.6 Articles of Incorporation and Bylaws of the Continuing Corporation.

The Articles of Incorporation and Bylaws of Access as in effect immediately prior to the Effective Date will be the Articles of Incorporation and Bylaws of the Continuing Corporation.

Section 1.7 Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Section 1.8 Appraisal Rights.

In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of Middleburg Common Stock in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.1 Conversion of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of Access, Middleburg or the holder of any of the following securities:

(a) Each share of common stock, par value $0.835 per share, of Access (“Access Common Stock”) issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $2.50 per share, of Middleburg (“Middleburg Common Stock”) issued and outstanding immediately prior to the Effective Date that are owned, directly or indirectly, by Access or Middleburg (other than shares of Middleburg Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and similar accounts, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) (any such shares, the “Middleburg Cancelled Shares”) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Access or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 2.2, each share of Middleburg Common Stock, except for Middleburg Cancelled Shares, issued and outstanding immediately prior to the Effective Date will cease to be outstanding and will be converted into and exchanged for the right to receive 1.3314 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of common stock, par value $0.835 per share, of the Continuing Corporation (“Continuing Corporation Common Stock”) (together, with any cash in lieu of fractional shares of Continuing Corporation Common Stock to be paid pursuant to Section 2.5, the “Merger Consideration”).

(d) If, between the date hereof and the Effective Date, the outstanding shares of Access Common Stock or Middleburg Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or similar change in capitalization, appropriate and proportionate adjustments shall be made to the Exchange Ratio.

Section 2.2 Exchange Procedures.

(a) Appointment of Exchange Agent. Prior to the Effective Date, Access shall appoint an exchange and paying agent reasonably acceptable to Middleburg (the “Exchange Agent”) for the payment and exchange of the Merger Consideration.

(b) Access to Make Merger Consideration Available. At or prior to the Effective Date, Access shall for the benefit of holders of shares of Middleburg Common Stock and for exchange in accordance with this Article 2, (i) deposit, or cause to be deposited, with the Exchange Agent an amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article 2 in lieu of fractional shares of Continuing Corporation Common Stock, and (ii) duly authorize and direct issuance by the Exchange Agent of non-certificated shares represented by book-entry registry of Continuing Corporation Common Stock payable pursuant to this Article 2.

(c) Distributions to Holders of Middleburg Common Stock. Upon the Effective Date, each holder of an outstanding share of Middleburg Common Stock who has properly surrendered such Certificates (as defined herein) or non-certificated shares represented by book-entry registry of Middleburg Common Stock (the “Book-Entry Shares”) to the Exchange Agent (or affidavits of loss in lieu of such certificates) will be entitled to evidence of issuance in book entry form the number of whole shares of Continuing Corporation Common Stock (except if such holder has made an election to receive a physical stock certificate pursuant to Section 2.2(d) of this Agreement) and the amount of cash, if any, into which the aggregate number of shares of Middleburg Common Stock previously represented by such Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement. If a holder of Middleburg Common Stock surrenders such Certificates representing shares of Middleburg Common Stock (the “Certificates”) or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at least five (5) business days prior to the Effective Date, then Access shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) business days following the Effective Date, to such holder of Middleburg Common Stock the consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Agreement. If a holder of Middleburg Common Stock surrenders such Certificates or Book Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) business days prior to the Effective Date, then Access shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) business days following receipt of such Certificates or Book Entry Shares and a properly executed letter of transmittal, deliver to such holder of Middleburg Common Stock the consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Agreement. The Exchange Agent shall not be obligated to deliver the consideration to which any former holder of Middleburg Common Stock is entitled as a result of the Merger until such holder surrenders his or her Certificates or Book-Entry Shares for exchange as provided in this Section 2.2. The Certificates or Book-Entry Shares so surrendered shall be, as applicable, duly endorsed or accompanied with such transfer and other documentation as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Continuing Corporation nor the Exchange Agent shall be liable to a holder of the Middleburg Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.

(d) Letter of Transmittal. Access shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Date, to mail to each holder of Certificates or Book-Entry Shares who has not previously surrendered such Certificates or Book-Entry Shares a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates and Book-Entry Shares for the Merger Consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Agreement. Such letter of transmittal shall permit each holder of Certificates or Book-Entry Shares to elect to receive, in lieu of shares of Continuing Corporation Common Stock represented by book-entry registry, a physical stock certificate representing shares of Continuing Corporation Common Stock payable pursuant to this Article 2.

(e) Lost Certificates. A holder of Middleburg Common Stock whose Certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive its portion of the Merger Consideration and dividends or distributions to which such shareholder shall be entitled upon compliance with reasonable conditions imposed by the Continuing Corporation and the Exchange Agent pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s standard policy (including the requirement that the shareholder furnish an affidavit of lost certificate, surety bond or other customary indemnity).

Section 2.3 Rights of Former Holders of Middleburg Common Stock.

At the Effective Date, the stock transfer books of Middleburg shall be closed as to holders of Middleburg Common Stock, and no transfer of Middleburg Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.2 of this Agreement, each Book-Entry Share or Certificate shall from and after the Effective Date represent for all purposes only the right to receive the applicable portion of the Merger Consideration in exchange therefor. To the extent permitted by law, former holders of record of Middleburg Common Stock shall be entitled to vote after the Effective Date at any meeting of Continuing Corporation shareholders the number of whole shares of Continuing Corporation Common Stock into which their respective shares of Middleburg

Common Stock are converted, regardless of whether such holders have surrendered their Book-Entry Shares or Certificates for exchange as provided in Section 2.2 of this Agreement. Whenever a dividend or other distribution is declared by the Continuing Corporation on the Continuing Corporation Common Stock, the record date for which is at or after the Effective Date, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Middleburg Common Stock as of any time subsequent to the Effective Date shall be delivered to the holder of any Book-Entry Share or Certificate issued and outstanding at the Effective Date until such holder surrenders such Book-Entry Share or Certificate for exchange as provided in Section 2.2 of this Agreement. However, upon surrender of such Book-Entry Share or Certificate representing Middleburg Common Stock the Merger Consideration, together with all such undelivered dividends or other distributions without interest, shall be delivered and paid with respect to each Book-Entry Share or other share represented by such Certificate.

Section 2.4 Middleburg Stock Options and Other Equity-Based Awards.

(a) At the Effective Date, each option to purchase shares of Middleburg Common Stock (a “Middleburg Stock Option”) granted under an equity or equity-based compensation plan of Middleburg (a “Middleburg Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire Middleburg Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into the right to receive a cash payment in an amount equal to the product of (i) the difference between the closing sale price of Middleburg Common Stock on the NASDAQ Global Market on the trading day immediately preceding the Effective Date and the per share exercise price of the Middleburg Stock Option immediately prior to the Effective Date, and (ii) the number of shares of Middleburg Common Stock subject to such Middleburg Stock Option, subject to any applicable withholdings. If the exercise price of a Middleburg Stock Option immediately prior to the Effective Date is greater than the closing sale price of Middleburg Common Stock on the NASDAQ Global Market on the trading day immediately preceding the Effective Date, then at the Effective Date such option shall be cancelled without any payment made in exchange therefor. Prior to the Effective Date, Middleburg shall take all commercially reasonable actions to give effect to this Section 2.4(a) including, without limitation, using commercially reasonable efforts to obtain a written consent from each holder of a Middleburg Stock Option to the cancellation of such Middleburg Stock Option in exchange for the cash payment provided by this Section 2.4(a).

(b) Prior to the Effective Date, Middleburg shall take all actions necessary to cause each Middleburg Stock Plan to terminate immediately prior to the Effective Date.

(c) At the Effective Date, each restricted stock award granted under a Middleburg Stock Plan (a “Middleburg Stock Award”) which is unvested or contingent and outstanding immediately prior to the Effective Date, shall fully vest and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Agreement, and the shares of Middleburg Common Stock subject to such Middleburg Stock Award will be treated in the same manner as all other shares of Middleburg Common Stock for such purposes.

Section 2.5 No Fractional Shares.

Each holder of shares of Middleburg Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Continuing Corporation Common Stock multiplied by the closing sale price of Access Common Stock on the NASDAQ Global Market for the trading day immediately preceding (but not including) the Effective Date.

Section 2.6 Treasury Warrant.

At the Effective Date, each Treasury Warrant (as defined herein), which is then outstanding and unexercised shall cease to represent a right to acquire Middleburg Common Stock and shall be converted into a warrant to purchase shares of Continuing Corporation Common Stock in an amount and at an exercise price determined in accordance with the terms of such Treasury Warrant.

Section 2.7 Withholding Rights.

The Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined herein) law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Disclosure Letters.

(a) Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3 or to one or more of its covenants or agreements contained in Articles 4 or 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b) Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

Section 3.2 Standard.

(a) No representation or warranty of Access or Middleburg contained in Section 3.3 (other than the representations and warranties contained in (i) Sections 3.3(c)(i), Section 3.3(d), Section 3.3(e) and Section 3.3(w), which shall be true in all material respects with respect to it, and (ii) Section 3.3(c)(iii)(A) and Section 3.3(h)(ii) which shall be true and correct in all respects) will be deemed untrue or incorrect, including for purposes of Sections 6.2(a) and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3 has had or is reasonably likely to have a Material Adverse Effect on such party.

(b) The term “Material Adverse Effect,” as used with respect to a party, means an event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence (i) is materially adverse to the business, properties, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i) only a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws or regulations generally affecting the banking and bank holding company businesses and the interpretation of such laws and regulations by courts or governmental authorities, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting the banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to Access or Middleburg or their respective Subsidiaries, (D) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, (E) the public disclosure of this Agreement and the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof, and (G) any outbreak or escalation of major hostilities or acts of terrorism which involves the

United States; except, with respect to clauses (A), (B), (C) or (G), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, financial condition or results of operations such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(c) The term “Knowledge” with respect to Access, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of the Disclosure Letter of Access and, with respect to Middleburg, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of the Disclosure Letter of Middleburg.

Section 3.3 Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in any of such party’s SEC Reports (as defined below) filed on or after January 1, 2016 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary or forward-looking in nature), Access represents and warrants to Middleburg, and Middleburg represents and warrants to Access, to the extent applicable, as follows:

(a) Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. True and complete copies of its Articles of Incorporation, Bylaws or other similar governing instruments (the “Organizational Documents”), in each case as amended to the date hereof and as in full force and effect as of the date hereof, are set forth in Section 3.3(a) of its Disclosure Letter.

(b) Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation or statutory trust, validly existing and in good standing under applicable laws, (ii) has full corporate power and authority to carry on its business as now conducted, and (iii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on it on a consolidated basis. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows the jurisdiction of organization of each Subsidiary, its form of organization (corporate, partnership, joint venture), and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary.

The term “Subsidiary” when used with respect to any party means any corporation or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c) Authority; No Breach of the Agreement.

(i) It has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by it have been duly and validly authorized by all necessary corporate action and subject only to the receipt of:

(1) in the case of Middleburg, approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of Middleburg Common Stock (the “Middleburg Shareholder Approval”), and

(2) in the case of Access, approval of this Agreement and the Plan of Merger by the holders of more than two thirds of the outstanding shares of Access Common Stock (the “Access Shareholder Approval”).

(ii) This Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. Access represents and warrants that the Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii) Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with or result in a breach of any provision of its Organizational Documents; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to any (1) note, bond, mortgage, indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv) As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger.

(d) Access Capital Stock. Access represents and warrants that:

(i) The authorized capital stock of Access consists of: (1) 1,000,000 shares of undesignated serial preferred stock, of which no shares are issued and outstanding; and (2) 60,000,000 shares of common stock, par value $0.835 per share, of which 10,610,279 shares are issued and outstanding as of this date;

(ii) All outstanding shares of capital stock of Access have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of the date hereof, 479,831 shares of Access Common Stock are subject to options to purchase Access Common Stock (“Access Stock Options”), and no shares are subject to unvested restricted stock awards (“Access Stock Awards”), in each case granted under an equity or equity-based compensation plan of Access (an “Access Stock Plan”); and

(iv) As of the date of this Agreement, there are not any shares of capital stock of Access reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which Access is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each Access Stock Plan.

(e) Middleburg Capital Stock. Middleburg represents and warrants that:

(i) The authorized capital stock of Middleburg consists of: (1) 1,000,000 shares of preferred stock, par value $2.50 per share, of which no shares are issued and outstanding; and (2) 20,000,000 shares of common stock, par value $2.50 per share, of which 6,932,400 shares are issued and outstanding as of this date;

(ii) All outstanding shares of capital stock of Middleburg have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of the date hereof, 23,362 shares of Middleburg Common Stock are subject to Middleburg Stock Options and 170,958 shares are subject to unvested Middleburg Stock Awards, in each case granted under a Middleburg Stock Plan, and 104,101 shares are subject to a Warrant To Purchase Common Stock, dated January 30, 2009 (including separate warrants derived therefrom, if any, the “Treasury Warrant”), issued to the United States Department of the Treasury (the “Treasury”) pursuant to the Securities Purchase Agreement incorporated into the Letter Agreement, dated January 30, 2009, between Middleburg and the Treasury; and

(iv) As of the date of this Agreement, there are not any shares of capital stock of Middleburg reserved for issuance, or any outstanding or authorized Rights, except as contemplated by the Middleburg Stock Plans and the Treasury Warrant and as set forth in Section 3.3(e) of its Disclosure Letter.

(f) SEC Filings; Financial Statements.

(i) It has filed all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed by it (collectively, the “SEC Reports”) with the Securities and Exchange Commission (the “SEC”) since December 31, 2012 under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system, made available to the other party copies of such SEC Reports. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing), did not (and any SEC Reports filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of its financial statements contained in or incorporated by reference into any SEC Reports (including any SEC Reports filed after the date of this Agreement) (the “Financial Statements”) complied (or, in the case of SEC Reports filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, will fairly present) the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) It and each of its Subsidiaries has devised and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements, and to maintain proper accountability for items therein, (iii) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party, and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(iv) Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, to its auditors and the audit committee of its Board of Directors and on Section 3.3(f)(iv) of its Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.

(v) Each of its principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to its SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. It is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2012 with the Board of Governors of the Federal Reserve System, the FDIC, the Office of the Comptroller of the Currency, the Bureau of Financial Institutions of the Virginia State Corporation Commission and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or each of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States, any state or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2012, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h) Absence of Certain Changes or Events. Since December 31, 2015, except as disclosed in the SEC Reports, Bank Reports or Financial Statements filed by it or its Subsidiaries or made available to the other party prior to the date of this Agreement or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.

(i) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in the SEC Reports, Bank Reports or Financial Statements filed by it or its Subsidiaries or made available to the other party prior to the date of this Agreement, (ii) liabilities incurred since June 30, 2016 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since June 30, 2016 has not incurred (except as permitted by Section 4.1), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j) Material Contracts; Defaults. Except as set forth in Section 3.3(j) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its latest annual report on Form 10-K filed prior to the date of this Agreement), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K, (ii) that restricts the conduct of business by it or any of its Subsidiaries or its or their ability to compete in any line of business, (iii) with respect to employment of an officer, director or consultant, (iv) that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events), (v) that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein; (vi) pursuant to which the annualized rent or lease payments are, or are reasonably expected to be, in excess of $50,000; (vii) for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $200,000 per year, or (viii) that is material to the financial condition, results of operations or business of it or any of its Subsidiaries (any such being referred to as a “Material Contract”). Neither it nor any of its Subsidiaries is in default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(k) Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, suits or proceedings instituted or pending or, to its Knowledge, threatened against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any agreement, order, memorandum of understanding, enforcement action, or supervisory or commitment letter by or with any Governmental Authority (as defined herein) restricting its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. It and each of its Subsidiaries have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders). It and each of its Subsidiaries hold, and have at all times since December 31, 2012, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies.

(l) Tax Matters.

(i) It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All material Taxes (as defined herein) due and payable by it or any of its Subsidiaries have been timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter, and are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any administrative or judicial proceeding, and no written notice of assessment, proposed assessment or unpaid tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” mean all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii) It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among it and its Subsidiaries). Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv) Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income

Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v) It is not aware of any reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

(m) Property.

(i) Except as set forth in Section 3.3(m) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2015 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2015). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

(ii) In the case of Middleburg, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by Middleburg and each of its Subsidiaries or in which Middleburg or any of its Subsidiaries has any ownership or leasehold interest. Middleburg has made available to Access true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which Middleburg or any of its Subsidiaries is a party.

(n) Labor Matters.

(i) Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, or is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, or is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(ii) It and its Subsidiaries have complied with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification and collective bargaining. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it as employees or independent contractors, as the case may be.

(o) Employee Benefit Plans.

(i) Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ employee benefit plans and programs, including without limitation: (A) all retirement, savings and other pension plans, programs or arrangements; (B) all health, severance, insurance, disability and other employee welfare or fringe benefit plans, programs or arrangements; (C) all employment, vacation and other similar plans, (D) all bonus, stock option, stock purchase, restricted stock, equity compensation, incentive, deferred compensation, supplemental retirement, severance, change in control and other employee and director benefit plans, programs or arrangements; and (E) all other employment or compensation plans, programs or arrangements, in each case for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, whether or not written or unwritten for which it or any of its Subsidiaries sponsors, has an obligation to contribute or has any liability (individually, a “Benefit Plan” and collectively, the “Benefit Plans”).

(ii) It has and its Subsidiaries have, with respect to each Benefit Plan, previously delivered to the other party or made available to the other party true and complete copies of: (A) all current Benefit Plan agreements and documents and related trust agreements or annuity contracts and any amendments thereto; (B) all current summary plan descriptions and material communications to employees and Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent two plan years (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial valuation (if any); (E) the most recent annual and periodic accounting of plan assets; (F) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder, (G) if the Benefit Plan is intended to qualify under Section 401(a) or 403(a) of the Code, the most recent determination letter or opinion letter, as applicable, received from the Internal Revenue Service; (H) copies of the most recent nondiscrimination tests for all Benefit Plans, as applicable; and (I) a written summary of any unwritten Benefit Plans that provide for material compensation or benefits.

(iii) Neither it nor any of its Subsidiaries has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 413(f) of the Code); (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) a self-funded health or welfare benefit plan; (D) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); (E) a “multiple employer welfare association” as defined in Section 3(40) of ERISA; or (F) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Code or that provides for indemnification for or gross-up of any taxes thereunder.

(iv) All of its and its Subsidiaries’ Benefit Plans are in compliance in all material respects with applicable laws and regulations, and it and each of its Subsidiaries has administered its Benefit Plans in accordance with applicable laws and regulations in all material respects.

(v) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter (based on Internal Revenue Service permitted determination request procedures) or opinion letter, as applicable, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). Nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption, or result in the imposition of excise taxes or income taxes on unrelated business income under the Code or ERISA with respect to any tax-qualified plan. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding five years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi) All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments due for the current plan year or any plan year ending on or before the Closing Date, under all benefit arrangements have been made or properly accrued. All contributions to any Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder. There are no “accumulated funding deficiencies,” as defined in Section 412 of the Code or Section 302 of ERISA, with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, of it or any of its Subsidiaries, and no request for a waiver from the Internal Revenue Service with respect to any minimum funding requirement under Section 412 of the Code.

(vii) To its Knowledge, neither it nor any of its Subsidiaries has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan or its related trust. To its Knowledge, no “fiduciary,” as defined in Section 3(21) of ERISA, of any Benefit Plan has any liability for breach of fiduciary duty under ERISA.

(viii) There are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any of its or its Subsidiaries’ Benefit Plans (other than routine claims for benefits). None of its or its Subsidiaries’ Benefit Plans is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(ix) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, or (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by it or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Section 3.3(o)(ix) of its Disclosure Letter sets forth accurate and complete data with respect to each individual who has a contractual right to severance pay or benefits triggered by a change in control or otherwise and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Code. No Benefit Plan maintained by it or any of its Subsidiaries provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(x) Except as set forth in Section 3.3(o)(x) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any Benefit Plan for calendar years 2013, 2014 and 2015.

(xi) Each Benefit Plan of it and its Subsidiaries that is a health or welfare plan has been amended and administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, the covered individual is required to pay the full cost of coverage. No tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any Benefit Plan of it or its Subsidiaries, it, or any of its Subsidiaries, and no circumstance exists which could give rise to such tax.

(p) Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2015, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years and since January 1, 2016 has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(p) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by it and its Subsidiaries.

(q) Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(q) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i) All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of June 30, 2016 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect.

(ii) The allowance for possible loan losses (the “Loan Loss Allowance”) shown on its Financial Statements as of June 30, 2016 was, and the Loan Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including letter of credit or commitments to make loans or extend credit).

(iii) The reserve for losses with respect to other real estate owned (“OREO”) shown on its SEC Reports, Bank Reports or Financial Statements as of June 30, 2016 were, and the OREO reserve to be shown on its SEC Reports, Bank Reports or Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the OREO portfolio of it and any of its Subsidiaries as of the dates thereof.

(iv) The Loan Loss Allowance has been established by it in accordance with the accounting principles described in Sections 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(v) Section 3.3(q)(v) of its Disclosure Letter sets forth all residential mortgage or commercial loans originated on or after January 1, 2014 by it or any of its Subsidiaries (i) that were sold in the secondary mortgage market and have been re-purchased by it or any of its Subsidiaries or (ii) that the institutions to whom such loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back).

(vi) Except as set forth in Section 3.3(q)(vi) of its Disclosure Letter, as of September 30, 2016, neither it nor any of its Subsidiaries was a party to any written or oral: (A) loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement or other extension of credit (a “Loan”), under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) Loan which had been classified by any bank examiner (whether regulatory, internal or by external consultant) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; (C) Loan, including any loan guaranty, with any of its directors or executive officers or any of its Subsidiaries; or (D) Loan in violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(r) Environmental Matters.

(i) Except as described in Section 3.3(r) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii) Neither it nor any of its Subsidiaries has received written notice of pending, and has no Knowledge of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Laws upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, or any real or personal property which it or any Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which it or a Subsidiary holds a security interest securing a loan recorded on the books of it or such Subsidiary. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(iv) For purposes of this Agreement, the following terms shall have the following meanings:

(1) “Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(2) “Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

(3) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(s) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(t) Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. The term “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(u) Derivative Instruments. Section 3.3(u) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”). Except as set forth in Section 3.3(u) of its Disclosure Letter, all Derivative Contracts were entered into (i) only in the ordinary course of business, (ii) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies and (iii) with counterparties believed to be financially responsible at the time; and each of such instruments constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(u) of its Disclosure Letter.

(v) Deposits. Except as set forth in Section 3.3(v) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(w) Investment Securities.

(i) It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP.

(ii) It and each of its Subsidiaries employs investment, securities risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses.

(x) Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”), including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(y) Transactions With Affiliates. All “covered transactions” between it and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(z) Financial Advisors. None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, Access has retained FBR Capital Markets & Co. as its financial advisor, and Middleburg has retained Sandler O’Neill + Partners, L.P. as its financial advisor (in each case pursuant to engagement letters true and complete copies of which have been previously provided to the other party).

(aa) Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of Access has received the opinion of FBR Capital Markets & Co. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be issued and paid by Access in the Merger is fair, from a financial point of view, to Access. Prior to the execution of this Agreement, the Board of Directors of Middleburg has received the opinion of Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Middleburg Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(bb) Fiduciary Accounts. It and each of its Subsidiaries has properly administered all accounts for which it or such Subsidiary acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither it nor any of its Subsidiaries, nor to its Knowledge any director, officer or employee of it or any of its Subsidiaries, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(cc) Information Systems and Security.

(i) It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (1) commercially reasonable security programs designed to protect (A) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (B) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (2) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident or breach with respect to its data or Computer systems any part of which occurred within the past three (3) years.

(ii) To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business Pending Merger.

From the date hereof until the Effective Date, except as expressly contemplated or permitted by this Agreement, as set forth in its Disclosure Letter or as required by law, without the prior written consent of the other party (which consent will not be unreasonably conditioned, withheld or delayed), Access and Middleburg each agrees that it will not, and will cause each of its Subsidiaries not to:

(a) Conduct its business other than in the ordinary and usual course or fail to use its reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b) Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend its Organizational Documents.

(d) (i) Other than pursuant to stock options outstanding as of the date hereof under the Access Stock Plans or Middleburg Stock Plans and except for Permitted Issuances (as defined herein): (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (B) enter into any agreement with respect to the foregoing; or (C) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, restricted stock grants, stock appreciation rights or similar stock-based rights.

(ii) “Permitted Issuances” mean: (A) issuances of new Rights granted after the date hereof pursuant to and in accordance with the Access Stock Plans, provided that such new issuances are in the ordinary course of business and consistent in all material respects with past practice in terms of timing, type (i.e., options, restricted stock), terms, and amount of such issuances; (B) issuances of shares of Access Common Stock pursuant to the Access Dividend Reinvestment and Stock Purchase Plan; or (C) shares of Middleburg Common Stock that may be issued upon exercise of the Treasury Warrant.

(e) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for: (i) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice; and (ii) in the case of Access and after consultation with Middleburg as required by Section 4.3, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice.

(f) (i) Enter into, amend or terminate (except as may be required by applicable law or the terms of any Benefit Plan) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except in the ordinary course of business consistent with past practice or as otherwise specifically permitted in this Agreement; or

(ii) In the case of Middleburg, exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of Middleburg or any of its Subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law.

(g) Incur any obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its assets, or dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, except as otherwise specifically permitted in this Agreement.

(h) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than (i) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries and (ii) as permitted by Section 4.2) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, except in the case of Access for repurchases and other acquisitions of shares of Access Common Stock up to the amount set forth in Section 4.1(h) of its Disclosure Letter.

(i) Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly owned Subsidiaries, except (i) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business, or (ii) for a transaction that meets the market value limitation requirements of a Permitted Issuance under Section 4.1(d)(ii)(C), when combined with any other acquisitions or proposed acquisitions that also meet the requirements of Section 4.1(d)(ii)(C).

(j) Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law.

(k) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law.

(l) Enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole, except as required by applicable law.

(m) Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(o) (i) Make, renew, restructure or otherwise modify any Loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $3,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $3,000,000 as of the date of this Agreement, to make, renew, restructure or otherwise modify any Loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any Loans; (iii) make, renew, restructure or acquire any loan participation exceeding $1,000,000; (iv) make, renew, restructure or otherwise modify any Loan that exceeds its internal lending limits such that the Loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any Loan securitization or create any special purpose funding entity. For purposes of this Section 4.1(o), any consent sought by a party shall be given within one (1) business day after providing the relevant loan package to the consenting party.

(p) (i) Enter into or extend any Material Agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing , electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $1,000,000 and other than expenditures necessary to maintain existing assets in good repair.

(q) Settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business involving a settlement in an amount and for consideration not in excess of $100,000 and that would not impose any material restriction on the business of it or its Subsidiaries or the Continuing Corporation; and (ii) as set forth in Section 3.3(k) of its Disclosure Letter.

(r) Agree to take any of the actions prohibited by this Section 4.1.

Section 4.2 Dividends.

After the date of this Agreement until the Effective Date, (a) (i) Access may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of Access Common Stock at a rate not to exceed $0.15 per share per quarter, and (ii) Middleburg may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of Middleburg Common Stock at a rate not to exceed $0.13 per share per quarter, and (b) Access’s and Middleburg’s direct and indirect Subsidiaries, respectively, may (to the extent legally and contractually permitted to do so), declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly owned Subsidiaries (or from such Subsidiaries to Access or Middleburg) consistent with past practices and required payments to the holders of any trust preferred securities issued by Subsidiaries of the parties.

Section 4.3 Transition.

To facilitate the integration of the operations of Access and Middleburg and their Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Date the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of Access and Middleburg shall, and shall cause its Subsidiaries to, consult with the other on all material strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

Section 4.4 Control of the Other Party’s Business.

Prior to the Effective Date, nothing contained in this Agreement (including, without limitation, Section 4.3) shall give Access, directly or indirectly, the right to control or direct the operations of Middleburg, and nothing contained in this Agreement shall give Middleburg, directly or indirectly, the right to control or direct the operations of Access. Prior to the Effective Date, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.1 Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, the parties will use their reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

Section 5.2 Access to Information; Notice of Certain Matters; Confidentiality.

(a) Each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement.

(b) Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c) Each party hereto shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the letter agreements, dated as of July 7, 2016 (the “Confidentiality Agreements”), between Access and Middleburg, which agreements shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.3 Shareholder Approvals.

(a) Access shall call a meeting of its shareholders for the purpose of obtaining the Access Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “Access Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of Access shall (i) recommend to Access’ shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Access Board Recommendation”), (ii) include the Access Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the Access Shareholder Approval.

(b) Middleburg shall call a meeting of its shareholders for the purpose of obtaining the Middleburg Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “Middleburg Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of Middleburg shall (i) recommend to Middleburg’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Middleburg Board Recommendation”), (ii) include the Middleburg Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the Middleburg Shareholder Approval.

(c) Access and Middleburg shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.

Section 5.4 Registration Statement; Joint Proxy Statement; SEC Filings.

(a) Each party will cooperate with the other party, and their representatives, in the preparation of a registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), to be filed by Access with the SEC in connection with the Access Shareholders Meeting and the Middleburg Shareholders Meeting, and the parties will prepare a joint proxy statement and prospectus and other proxy solicitation materials of Access and Middleburg constituting a part thereof (the “Joint Proxy Statement”). Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by Access or Middleburg without consultation with the other party and its counsel. Access will use its reasonable best efforts, in which Middleburg will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and Access and Middleburg shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders.

(b) Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the respective shareholder meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

Section 5.5 No Other Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit or encourage or facilitate any inquiries or proposals with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Proposal (as defined herein).

(b) Notwithstanding the foregoing, nothing contained in this Section 5.5 shall prohibit either party, prior to its respective meeting of shareholders to be held pursuant to Section 5.3 and subject to compliance with the other terms of this Section 5.5, from furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to such party (that did not result from a breach of this Section 5.5) if, and only to the extent that (i) such party’s board of directors concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (ii) before taking such action, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the Confidentiality Agreements, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, and (iii) such party’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below). Each party shall immediately (within twenty-four (24) hours) notify the other party orally and in writing of its receipt of any such Acquisition Proposal, the material terms and conditions thereof, the identity of the person making such Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c) For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving Access or Middleburg, or their respective Subsidiaries: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of a party and its Subsidiaries or 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party.

(d) For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of Access or Middleburg, as the case may be, concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of this Agreement (as it may be proposed to be amended by Access or Middleburg, as applicable) (A) is more favorable to the shareholders of Access or Middleburg, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by Access or Middleburg, as applicable) and (B) is fully financed or reasonably capable of being fully financed and reasonably likely to receive all required approvals of Governmental Authorities on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the Acquisition Proposal shall have the meaning assigned to such term in Section 5.5(c), except the reference to “10% or more” in such definition shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving Middleburg or Access or one of their respective banking Subsidiaries.

(e) Except as provided in Section 5.5(f), neither the Board of Directors of Middleburg, the Board of Directors of Access, nor, in each case, any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval, recommendation or declaration of advisability by the Board of Directors of Middleburg or Access, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in Middleburg Recommendation” or a “Change in Access Recommendation,” respectively).

(f) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of Middleburg or Access, as applicable, may either:

(i) enter into a definitive agreement to accept a Superior Proposal and terminate this Agreement pursuant to Section 7.1(j) or Section 7.1(k), as the case may be, provided that such party shall pay the Termination Fee required to be paid pursuant to Section 7.4(b) or Section 7.4(d), as the case may be; or

(ii) make a Change in Middleburg Recommendation or a Change in Access Recommendation, as applicable, if and only if (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.5) is made to Middleburg or Access, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of Middleburg or Access, as applicable, has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of Middleburg or Access, as applicable, have concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (D) five (5) business days shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Acquisition Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five (5) business day period referred to in this clause (D) and in clauses (E) and (F) shall be reduced to three (3) business days following the giving of such new Notice of Recommendation Change), (E) during such five (5) business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed by the other party, and (F) the board of directors of the party proposing to take such action, following such five (5) business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action is reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.

Section 5.6 Applications and Consents.

(a) The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of each Regulatory Agency or Governmental Authority and all third parties necessary to consummate the transactions contemplated by this Agreement (the “Regulatory Approvals”) and will make all necessary filings in respect of the Regulatory Approvals as soon as practicable.

(b) Each party hereto will promptly furnish to the other party copies of applications filed with all Regulatory Agencies or Governmental Authorities and copies of written communications received by such party from any Regulatory Agency or Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Regulatory Agency or Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

Section 5.7 Public Announcements.

Prior to the Effective Date, the parties hereto will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by the NASDAQ Global Market or any other self-regulatory organization.

Section 5.8 Affiliate Agreements; Middleburg Shareholder Agreement.

(a) Access has identified to Middleburg all persons who are, as of the date hereof, directors or executive officers of Access (the “Access Affiliates”), and Middleburg has identified to Access all persons who are, as of the date hereof, directors or executive officers of Middleburg (the “Middleburg Affiliates”). Each party will obtain a written agreement in the form of Exhibit 5.8(a) hereto to be delivered on or prior to the date hereof to Middleburg from each Access Affiliate, and to Access from each Middleburg Affiliate on or prior to the date hereof.

(b) Access and Middleburg will obtain a written agreement from David L. Sokol in the form of Exhibit 5.8(b) hereto to be delivered to Access and Middleburg on or prior to the date hereof.

Section 5.9 Employee Benefit Plans.

(a) On or as soon as reasonably practicable following the Effective Date, the Continuing Corporation shall provide to officers and employees of Middleburg and its Subsidiaries, who at or after the Effective Date become employees of the Continuing Corporation or its Subsidiaries (“Middleburg Continuing Employees”), employee benefits under Benefit Plans maintained by the Continuing Corporation, on terms and conditions which are the same as for similarly situated officers and employees of the Continuing Corporation and its Subsidiaries. Until such time as the Middleburg Continuing Employees are able to participate in the Benefit Plans of the Continuing Corporation, the Continuing Corporation shall maintain for the benefit of the Middleburg Continuing Employees the Benefit Plans maintained by Middleburg immediately prior to the Effective Date (it being understood that participation in the Continuing Corporation’s Benefit Plans may commence at different times with respect to each Benefit Plan); provided, however, that this provision shall not apply to any Benefit Plan of Middleburg or its Subsidiaries that was terminated or in which participation was frozen on or prior to the Effective Date.

(b) For purposes of participation, vesting and, for vacation or similar paid time off accrual only, benefit accrual under the Continuing Corporation’s Benefit Plans, service with or credited by Middleburg or any of its Subsidiaries shall be treated as service with the Continuing Corporation. To the extent permitted under applicable law, the Continuing Corporation shall cause welfare Benefit Plans maintained by the Continuing Corporation that cover the Middleburg Continuing Employees after the Effective Date to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the Benefit Plans maintained by Middleburg), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Middleburg Continuing Employees under welfare Benefit Plans maintained by Middleburg to be credited to such Middleburg Continuing Employees under welfare Benefit Plans maintained by the Continuing Corporation, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by such Middleburg Continuing Employees under welfare Benefit Plans maintained by the Continuing Corporation.

(c) With respect to the Middleburg Financial Corporation 401(k) Plan (the “Middleburg 401(k) Plan”), Middleburg shall cause such plan to be fully vested and terminated effective immediately prior to the Effective Date, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. Each Middleburg Continuing Employee who is a participant in the Middleburg 401(k) Plan shall be eligible to participate in Access’s 401(k) plan as soon as administratively practical after the Effective Date, and account balances under the terminated Middleburg 401(k) Plan will be eligible for distribution or rollover, including direct rollover, to Access’s 401(k) plan for the Middleburg Continuing Employees. Any other former employee of Middleburg or its Subsidiaries who is employed by Access or its Subsidiaries after the Effective Date shall be eligible to be a participant in Access’s 401(k) plan upon complying with eligibility requirements. Access shall take commercially reasonable steps to cause the Access 401(k) plan to accept the direct rollover of loan notes from the Middleburg 401(k) Plan to the Access 401(k) plan for each Middleburg Continuing Employee who elects such a direct rollover.

(d) With regard to the Middleburg Financial Corporation Money Purchase Pension Plan (the “MPPP”), prior to the Effective Date, Middleburg shall amend the MPPP, effective as of the Effective Date, to cease all participation in, cease all future contributions to, fully vest the account balances of participants thereunder, and terminate the MPPP in accordance with applicable law. Middleburg shall timely provide all notices required under ERISA and the Code in order for the freeze of all contributions and termination of the MPPP to be effective on the Effective Date. In determining the contribution to the MPPP for the 2017 plan year (the “2017 Contribution”), which 2017 Contribution shall be properly accrued as a liability of Middleburg prior to the Effective Date, the parties agree, and Middleburg shall reflect such agreement in an amendment to the MPPP, that the 2017 Contribution shall be made to participants in the MPPP who are employed on the Effective Date and shall be based upon a participant’s compensation (as defined in the MPPP) through the Effective Date. Access shall submit the MPPP for a favorable determination letter following the Effective Date and distributions shall be made in accordance with applicable law after receipt of a favorable determination letter.

(e) Within thirty (30) days prior to the Effective Date, Middleburg shall take all steps necessary to terminate effective immediately preceding the Effective Date the Middleburg Financial Corporation Supplemental Benefit Plan. Access shall be responsible for payment of amounts accrued under such plan to the participants on the thirtieth day following the Effective Date in a lump sum, net of applicable tax withholdings. All documents issued, adopted or executed in connection with the implementation of this Section 5.9(e) shall be subject to Access’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed. Middleburg also agrees to properly and fully accrue all liabilities associated with such plan, and any other non-qualified plans or compensation arrangements, on its books prior to the Effective Date.

(f) Prior to the Effective Date, at the request of Access, Middleburg shall take all steps necessary to terminate any Benefit Plans of Middleburg or a Subsidiary immediately preceding the Effective Date and pay any benefits due thereunder in accordance with the terms of any such plan provided, however, that Access agrees to maintain the Middleburg Benefit Plans that are group health plans through the end of the plan year that ends during the calendar year that includes the Effective Date.

(g) Nothing in this Section 5.9 shall be construed to limit the right of the Continuing Corporation or any of its Subsidiaries, from and after the Effective Date, to amend or terminate any of the Benefit Plans maintained by Access or Middleburg or their respective Subsidiaries before the Effective Date to the extent such amendment or termination is permitted by the terms of the applicable Benefit Plan.

Section 5.10 Reservation of Shares; NASDAQ Listing.

(a) Access shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of Continuing Corporation Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

(b) Access shall use all reasonable best efforts to cause the shares of the Continuing Corporation Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Global Market, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Date.

Section 5.11 Indemnification.

(a) Following the Effective Date, the Continuing Corporation and its Subsidiaries, as the case may be, shall indemnify, defend and hold harmless any person who has rights to indemnification from Middleburg or any of its Subsidiaries (an “Indemnified Party”) (in all capacities), to the same extent and on the same conditions as such person was entitled to indemnification pursuant to applicable law and Middleburg’s Organizational Documents or any Middleburg Subsidiary’s Organizational Documents, as the case may be, as in effect on the date of this Agreement (including advancing expenses when requested, subject to such person’s compliance with Section 13.1-699 of the VSCA). Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation or its applicable Subsidiary shall direct, if any Indemnified Party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation or such Subsidiary and such Indemnified Party.

(b) The Continuing Corporation shall, at or prior to the Effective Date, purchase a six (6) year “tail” prepaid policy on the same terms and conditions as the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Middleburg from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed three hundred percent (300%) of the amount of the last annual premium paid by Middleburg for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, the Continuing Corporation would be required to expend more than three hundred percent (300%) of current annual premiums, the Continuing Corporation will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of current annual premiums.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Middleburg or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

Section 5.12 Employment and Other Arrangements.

(a) Except for employees of Middleburg and its Subsidiaries with individual agreements that provide for payment of severance under certain circumstances (who will be paid severance only in accordance with such agreements), Access agrees that each employee of Middleburg and its Subsidiaries who is involuntarily terminated by Access or any of its Subsidiaries (other than for cause) on or within six months of the Effective Date shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Middleburg or its Subsidiaries (with credit for partial years of service) with a maximum payment equal to twenty-six weeks of base pay. A former employee of Middleburg or its Subsidiaries must execute a general release of claims before any severance payment shall be made pursuant to this Section 5.12(a), and all such releases of claims shall be in a form approved in writing in advance by Access.

(b) Middleburg and Access will establish a retention bonus pool that will be dedicated to certain of their non-executive officer employees for purposes of retaining such employees prior to and after the Effective Date, with the participating employees and specific terms of such retention bonuses to be determined by Middleburg and Access.

(c) Within thirty (30) days prior to the Effective Date, Middleburg shall take all steps necessary to terminate the employment agreements listed on Section 5.12(c) of the Disclosure Letter of Middleburg (collectively, the “Affected Agreements”) immediately preceding the Effective Date. On the ninetieth day after the Effective Date, Access shall pay in a lump sum, net of applicable tax withholdings, (A) to Messrs. Shook, Culver and Mehra, the cash amount described in Section 7(h)(i) of the Affected Agreements and (B) to Mr. Hartley, the amounts described in Section 7(d)(1) of the Affected Agreement; provided, however, that such cash amount shall be reduced as necessary to insure that the amount so paid (when aggregated with any other benefits or payments payable upon a change of control to the affected executive) will not constitute an “excess parachute payment” within the meaning of Section 280G of the Code, as determined by Access’s outside accounting firm, in consultation with Troutman Sanders and counsel to the affected executive. All documents issued, adopted or executed in connection with the implementation of this Section 5.12(c) shall be subject to Access’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d) Prior to the Effective Date, Middleburg shall take all steps necessary to obtain (i) a general release from each of the individuals listed in Section 5.12(d)(i) of the Disclosure Letter of Middleburg associated with each individual’s respective employment prior to the Effective Date, and (ii) a separation, noncompetition and nonsolicitation agreement from the individual listed in Section 5.12(d)(ii) of the Disclosure Letter of Middleburg associated with such individual’s termination of employment. Such agreements shall be in a form acceptable to Access.

Section 5.13 Consent to Assign and Use Leased Premises; Extensions.

On Section 5.13 of its Disclosure Letter, Middleburg has provided a list of all leases with respect to real or personal property used by it or any Subsidiary. With respect to the leases disclosed in Section 5.13 of its Disclosure Letter, Middleburg and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Date, all right, title and interest of Middleburg and each of its Subsidiaries to the Continuing Corporation and to permit the use and operation of the leased premises by the Continuing Corporation.

Section 5.14 Change of Method.

Access and Middleburg shall be empowered, upon their mutual agreement and at any time prior to the Effective Date, to change the method or structure of effecting the combination of Access and Middleburg (including the provisions of Article 1 and Article 2), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio, (ii) adversely affect the tax treatment of Middleburg’s shareholders pursuant to this Agreement, (iii) adversely affect the tax treatment of Middleburg or Access pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

Section 5.15 Takeover Laws.

If any Takeover Laws may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary and legally permissible (other than as contemplated by Section 5.3) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

Section 5.16 Certain Policies.

At Closing, Middleburg shall, consistent with GAAP and applicable banking laws and regulations, modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Access.

Section 5.17 Supplemental Indenture.

Prior to the Effective Date, Middleburg and Access shall take all actions necessary for Access to enter into a supplemental indenture with the trustee of Middleburg’s Floating Rate Junior Subordinated Debt Securities due 2034 to evidence the succession of Access as the obligor on those securities as of the Effective Date. The form of supplemental indenture shall be reasonably acceptable to Access. Access agrees to assume Middleburg’s obligations under the above indentures and related subordinated debentures as well as under guaranty agreements related to the trust preferred securities issued by Middleburg’s trust subsidiary, MFC Capital Trust II.

Section 5.18 Notice of Deadlines.

Middleburg has set forth in Section 5.18 of its Disclosure Letter a complete and accurate list of the deadlines for extensions or terminations of all Material Contracts.

Section 5.19 Shareholder Litigation.

Each of Middleburg and Access shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by Middleburg shall be agreed to without Access’s prior written consent, no such settlement by Access shall be agreed to without Middleburg’s prior written consent, and no such consent of Access or Middleburg shall be unreasonably withheld, conditioned or delayed.

Section 5.20 Exemption from Liability Under Section 16(b).

Middleburg and Access agree that, in order to most effectively compensate and retain certain directors and officers of Middleburg in connection with the Merger, both prior to and after the Effective Date, it is desirable that such directors and officers not be subject to a risk of liability under Section 16(b) of the Exchange Act, and for that compensatory and retentive purposes agree to the provisions of this Section 5.20. The Board of Directors of Access and of Middleburg, or a committee of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition of Middleburg Common Stock, Middleburg Stock Awards or Middleburg Stock Options by such directors and officers, and the acquisition of Continuing Corporation Common Stock by such directors and officers, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the Access Shareholder Approval and the Middleburg Shareholder Approval.

(b) Regulatory Approvals. Access and Middleburg shall have received all Regulatory Approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, that no such approvals shall contain (i) any conditions, restrictions or requirements that would, after the Effective Date, have or be reasonably likely to have a Material Adverse Effect on the Continuing Corporation (after giving effect to the Merger) in the reasonable opinion of Access or Middleburg, or (ii) any conditions, restrictions or requirements that would, after the Effective Date, be unduly burdensome in the reasonable opinion of Access or Middleburg.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) NASDAQ Listing. The shares of the Continuing Corporation Common Stock to be issued to the holders of Middleburg Common Stock upon consummation of the Merger shall have been authorized for listing on the NASDAQ Global Market, subject to official notice of issuance.

(e) Legal Proceedings. Neither party shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

Section 6.2 Conditions to Obligations of Access.

The obligations of Access to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by Access pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of Middleburg set forth in Article 3, after giving effect to Sections 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Access shall have received a certificate, dated as of the Closing Date, signed on behalf of Middleburg by the Chief Executive Officer and Chief Financial Officer of Middleburg to such effect.

(b) Performance of Obligations. Middleburg shall have (i) performed all obligations required to be performed by it pursuant to Section 5.9 of this Agreement before the Closing Date and shall have delivered to Access documents evidencing performance of such obligations, and (ii) other than with respect to Section 5.9, performed in all material respects all obligations required to be performed by it under this Agreement before the Closing Date, and Access shall have received a certificate, dated as of the Closing Date, signed on behalf of Middleburg by the Chief Executive Officer and Chief Financial Officer of Middleburg to such effect.

(c) Federal Tax Opinion. Access shall have received a written opinion, dated the Closing Date, from its counsel Troutman Sanders LLP in form and substance reasonably satisfactory to Access, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of Access and Middleburg reasonably satisfactory in form and substance to such counsel.

(d) Minimum Tangible Equity of Middleburg.

(i) Middleburg’s Tangible Equity as of the last day of the month ended prior to the Closing Date shall not be less than $124,000,000. In connection herewith, five business days prior to the Closing Date Middleburg shall deliver to Access a consolidated balance sheet for Middleburg and its Subsidiaries (the “Middleburg Closing Balance Sheet”). The Middleburg Closing Balance Sheet shall be prepared as of the last day of the month prior to the Closing Date and in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all required accruals and other adjustments. Middleburg shall deliver to Access a certificate of Middleburg’s Chief Executive Officer and Chief Financial Officer, dated as of the Closing Date, setting forth Middleburg’s Tangible Equity calculation and certifying that the Middleburg Closing Balance Sheet continues to reflect accurately, as of the date of the certificate, Middleburg’s Tangible Equity and financial condition in all material respects.

(ii) For the purposes of this Section 6.2(d) “Middleburg’s Tangible Equity” means Middleburg’s total shareholders’ equity excluding (a) intangible assets and other comprehensive income (provided that “total shareholders’

equity,” “intangible assets” and “other comprehensive income” shall each be calculated in accordance with GAAP and regulatory accounting principles and other legal and accounting requirements) and (b) incremental losses to net book value related to loans or other real estate owned described in Section 6.2(d) of the Middleburg Disclosure Letter.

(e) Employment Agreements; Releases. All of the agreements listed in Section 6.2(e)(i) of the Disclosure Letter of Middleburg shall be in full force and effect upon the Effective Date, and Middleburg shall have obtained the general releases and the separation, noncompetition and nonsolicitation agreement set forth in Section 5.12(d), each in a form acceptable to Access.

Section 6.3 Conditions to Obligations of Middleburg.

The obligations of Middleburg to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by Middleburg pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of Access set forth in Article 3, after giving effect to Sections 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Middleburg shall have received a certificate, dated as of the Closing Date, signed on behalf of Access by the Chief Executive Officer and Chief Financial Officer of Access to such effect.

(b) Performance of Obligations. Access shall have performed in all material respects all obligations required to be performed by it under this Agreement before the Closing Date, and Middleburg shall have received a certificate, dated as of the Closing Date, signed on behalf of Access by the Chief Executive Officer and Chief Financial Officer of Access to such effect.

(c) Federal Tax Opinion. Middleburg shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, a Professional Corporation (Richmond, Virginia), in form and substance reasonably satisfactory to Middleburg, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of Middleburg and Access reasonably satisfactory in form and substance to such counsel.

(d) Minimum Tangible Equity of Access.

(i) Access’s Tangible Equity as of the last day of the month ended prior to the Closing Date shall not be less than $120,500,000. In connection herewith, five business days prior to the Closing Date Access shall deliver to Middleburg a consolidated balance sheet for Access and its Subsidiaries (the “Access Closing Balance Sheet”). The Access Closing Balance Sheet shall be prepared as of the last day of the month prior to the Closing Date and in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all required accruals and other adjustments. Access shall deliver to Middleburg a certificate of Access’s Chief Executive Officer and Chief Financial Officer, dated as of the Closing Date, setting forth Access’s Tangible Equity calculation and certifying that the Access Closing Balance Sheet continues to reflect accurately, as of the date of the certificate, Access’s Tangible Equity and financial condition in all material respects.

(ii) For the purposes of this Section 6.3(d), “Access’s Tangible Equity” means Access’s total shareholders’ equity excluding intangible assets and other comprehensive income; provided that “total shareholders’ equity,” “intangible assets” and “other comprehensive income” shall each be calculated in accordance with GAAP and regulatory accounting principles and other legal and accounting requirements.

ARTICLE 7

TERMINATION

Section 7.1 Termination.

This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time before the Effective Date, whether before or after the approval of the Merger by the shareholders of Access or Middleburg, as provided below:

(a) By the mutual consent in writing of Access and Middleburg;

(b) By either Access or Middleburg, evidenced by written notice, if the Merger has not been consummated by September 30, 2017, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Effective Date to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) By either Access or Middleburg in the event any Regulatory Approval required to be obtained pursuant to Section 6.1(b) has been denied by the relevant Governmental Authority and such denial has become final and nonappealable or any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated in this Agreement;

(d) By either Access or Middleburg (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which is not cured within thirty (30) days after the giving of written notice to the breaching party or by its nature cannot be cured within such time period and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of Access and Section 6.3(a) in the case of Middleburg;

(e) By either Access or Middleburg (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which is not cured within thirty (30) days after the giving of written notice to the breaching party or by its nature cannot be cured within such time period;

(f) By Access, at any time prior to the Middleburg Shareholder Approval, (i) if Middleburg has failed to make the Middleburg Board Recommendation, (ii) upon a Change in Middleburg Recommendation (including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer) or (iii) if Middleburg has failed to comply in all material respects with its obligations under Section 5.3(b) and Section 5.5;

(g) By either Access or Middleburg, if the Middleburg Shareholder Approval shall not have been obtained at the Middleburg Shareholders Meeting;

(h) By Middleburg, at any time prior to the Access Shareholder Approval, (i) if Access has failed to make the Access Board Recommendation, (ii) upon a Change in Access Recommendation (including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer) (iii) if Access failed to comply in all material respects with its obligations under Section 5.3(a) and Section 5.5;

(i) By either Middleburg or Access, if the Access Shareholder Approval shall not have been obtained at the Access Shareholders Meeting;

(j) By Access if the Board of Directors of Access determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that Access pays to Middleburg the Termination Fee simultaneously with such termination pursuant to Section 7.4(d); or

(k) By Middleburg if the Board of Directors of Middleburg determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that Middleburg pays to Access the Termination Fee simultaneously with such termination pursuant to Section 7.4(b).

Section 7.2 Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of Access, Middleburg, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c) (Confidentiality), Section 5.7 (Public Announcements), Section 7.1 (Termination), Section 7.2 (Effect of Termination), Section 7.4 (Termination Fee) and Article 8 (General Provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

Section 7.3 Non-Survival of Representations, Warranties and Covenants.

None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreements, which shall survive in accordance with its terms) shall survive the Effective Date, except for Section 5.11 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Date.

Section 7.4 Termination Fee.

(a) In the event that (i) an Acquisition Proposal with respect to Middleburg shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of Middleburg, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Middleburg after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Middleburg or Access pursuant to Section 7.1(b) (if the Middleburg Shareholder Approval has not theretofore been obtained), (B) by Access pursuant to Section 7.1(d) or (e) or (C) by Middleburg or Access pursuant to Section 7.1(g) and (iii) prior to the date that is fifteen (15) months after the date of such termination Middleburg enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Middleburg shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay Access a fee equal to $9,900,000 (the “Termination Fee”) by wire transfer of immediately available funds.

(b) In the event this Agreement is terminated by Access pursuant to Section 7.1(f) or by Middleburg pursuant to Section 7.1(k), then Middleburg shall, on the date of termination, pay Access the Termination Fee by wire transfer of immediately available funds.

(c) In the event that (i) an Acquisition Proposal with respect to Access shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of Access, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Access after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Access or Middleburg pursuant to Section 7.1(b) (if the Access Shareholder Approvals have not theretofore been obtained), (B) by Middleburg pursuant to Section 7.1(d) or (e) or (C) by Middleburg or Access pursuant to Section 7.1(i) and (iii) prior to the date that is fifteen (15) months after the date of such termination Access enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Access shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay Middleburg the Termination Fee by wire transfer of immediately available funds.

(d) In the event this Agreement is terminated by Middleburg pursuant to Section 7.1(h) or by Access pursuant to Section 7.1(j), then Access shall, on the date of termination, pay Middleburg the Termination Fee by wire transfer of immediately available funds.

(e) Each of Access and Middleburg acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Access and Middleburg, respectively would not enter into this Agreement. Accordingly, if Access or Middleburg, as applicable, fails promptly to pay the amount due pursuant to this Section 7.4, and, in order to obtain such payment, Access or Middleburg, as applicable commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.4, Access or Middleburg, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

Section 7.5 Expenses.

Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by Access and Middleburg.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Entire Agreement.

This Agreement, including the Disclosure Letters and Exhibits, contains the entire agreement between Access and Middleburg with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

Section 8.2 Binding Effect; No Third Party Rights.

This Agreement shall bind Access and Middleburg and their respective successors and assigns. Other than Section 5.9(e), Section 5.11 and Section 5.12(c), nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

Section 8.3 Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the Access Shareholders Meeting or the Middleburg Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Regulatory Approvals.

Section 8.4 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia.

Section 8.5 Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or facsimile transmitted (with confirmation), or (ii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Access:

Michael W. Clarke

President and Chief Executive Officer

Access National Corporation

1800 Robert Fulton Drive

Reston, Virginia 20191

Tele: (703) 871-2101

with a copy to:

Jacob A. Lutz, III, Esq.

R. Mason Bayler, Jr., Esq.

Troutman Sanders LLP

Troutman Sanders Building

1001 Haxall Point

Richmond, Virginia 23219

Tele: (804) 697-1490

Fax: (804) 698-6014

If to Middleburg:

Gary R. Shook

President and Chief Executive Officer

Middleburg Financial Corporation

111 West Washington Street

Middleburg, Virginia 20118

Tele: (540) 687-4801

Fax: (540) 687-3739

with a copy to:

Wayne A. Whitham, Jr., Esq.

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Tele: (804) 420-6473

Fax: (804) 420-6507

Section 8.6 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

Section 8.7 Waiver of Jury Trial.

Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

Section 8.8 Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

ACCESS NATIONAL CORPORATION

By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer

MIDDLEBURG FINANCIAL CORPORATION

By:	/s/ Gary R. Shook
Gary R. Shook
Chief Executive Officer and President

EXHIBIT 1.1(a)

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

ACCESS NATIONAL CORPORATION

AND

MIDDLEBURG FINANCIAL CORPORATION

Pursuant to this Plan of Merger (the “Plan of Merger”), Middleburg Financial Corporation, a Virginia corporation (“Middleburg”), shall merge with and into Access National Corporation, a Virginia corporation (“Access”).

ARTICLE 1

Terms of the Merger

1.1 The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of October 21, 2016, by and between Access and Middleburg (the “Agreement”), at the Effective Date (as defined herein), Middleburg will be merged with and into Access (the “Merger”), in accordance with the provisions of Virginia law, and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). The separate corporate existence of Middleburg thereupon shall cease, and Access will be the surviving corporation in the Merger (Access as existing on and after the Effective Date is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Date or thereafter). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2 of the Agreement (the “Effective Date”). Without limiting the generality of the foregoing, from and after the Effective Date, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of Middleburg, and all of the debts, liabilities, obligations, claims, restrictions and duties of Middleburg shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1 Conversion of Shares.

At the Effective Date, by virtue of the Merger and without any action on the part of Access or Middleburg or the holder of any of the following securities:

(a) Each share of common stock, par value $0.835 per share, of Access (“Access Common Stock”) issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $2.50 per share, of Middleburg (“Middleburg Common Stock”) issued and outstanding immediately prior to the Effective Date that are owned, directly or indirectly, by Access or Middleburg (other than shares of Middleburg Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and similar accounts, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) (any such shares, the “Middleburg Cancelled Shares”) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Access or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 2.2 of this Plan of Merger, each share of Middleburg Common Stock, except for Middleburg Cancelled Shares, issued and outstanding immediately prior to the Effective Date will cease to be outstanding and will be converted into and exchanged for the right to receive 1.3314 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of common stock, par value $0.835 per share, of the Continuing Corporation (“Continuing Corporation Common Stock”) (together, with any cash in lieu of fractional shares of Continuing Corporation Common Stock to be paid pursuant to Section 2.5 of this Plan of Merger, the “Merger Consideration”).

(d) If, between the date hereof and the Effective Date, the outstanding shares of Access Common Stock or Middleburg Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, stock dividend, stock split, reverse stock split or similar change in capitalization, appropriate and proportionate adjustments shall be made to the Exchange Ratio.

2.2 Exchange Procedures.

(a) Appointment of Exchange Agent. Prior to the Effective Date, Access shall appoint an exchange and paying agent reasonably acceptable to Middleburg (the “Exchange Agent”) for the payment and exchange of the Merger Consideration.

(b) Access to Make Merger Consideration Available. At or prior to the Effective Date, Access shall for the benefit of holders of shares of Middleburg Common Stock and for exchange in accordance with this Article II, (i) deposit, or cause to be deposited, with the Exchange Agent an amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article II in lieu of fractional shares of Continuing Corporation Common Stock, and (ii) duly authorize and direct issuance by the Exchange Agent of non-certificated shares represented by book-entry registry of Continuing Corporation Common Stock payable pursuant to this Article 2.

(c) Distributions to Holders of Middleburg Common Stock. Upon the Effective Date, each holder of an outstanding share of Middleburg Common Stock who has properly surrendered such Certificates (as defined herein) or non-certificated shares represented by book-entry registry of Middleburg Common Stock (the “Book-Entry Shares”) to the Exchange Agent (or affidavits of loss in lieu of such certificates) will be entitled to evidence of issuance in book entry form the number of whole shares of Continuing Corporation Common Stock (except if such holder has made an election to receive a physical stock certificate pursuant to Section 2.2(d) of this Agreement) and the amount of cash, if any, into which the aggregate number of shares of Middleburg Common Stock previously represented by such Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Plan of Merger. If a holder of Middleburg Common Stock surrenders such Certificates representing shares of Middleburg Common Stock (the “Certificates”) or Book-Entry Shares and a properly executed letter of transmittal to the Exchange Agent at least five (5) business days prior to the Effective Date, then Access shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) business days following the Effective Date, to such holder of Middleburg Common Stock the consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Plan of Merger. If a holder of Middleburg Common Stock surrenders such Certificates or Book Entry Shares and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) business days prior to the Effective Date, then Access shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) business days following receipt of such Certificates or Book Entry Shares and a properly executed letter of transmittal, deliver to such holder of Middleburg Common Stock the consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Plan of Merger. The Exchange Agent shall not be obligated to deliver the consideration to which any former holder of Middleburg Common Stock is entitled as a result of the Merger until such holder surrenders his or her Certificates or Book-Entry Shares for exchange as provided in this Section 2.2. The Certificates or Book-Entry Shares so surrendered shall be, as applicable, duly endorsed or accompanied with such transfer and other documentation as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither the Continuing Corporation nor the Exchange Agent shall be liable to a holder of the Middleburg Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property law.

(d) Letter of Transmittal. Access shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Date, to mail to each holder of Certificates or Book-Entry Shares who has not previously surrendered such Certificates or Book-Entry Shares a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates and Book-Entry Shares for the Merger Consideration into which the shares of such Middleburg Common Stock have been converted pursuant to this Plan of Merger. Such letter of transmittal shall permit each holder of Certificates or Book-Entry Shares to elect to receive, in lieu of shares of Continuing Corporation Common Stock represented by book-entry registry, a physical stock certificate representing shares of Continuing Corporation Common Stock payable pursuant to this Article II

(e) Lost Certificates. A holder of Middleburg Common Stock whose Certificates have been lost, destroyed, stolen or are otherwise missing shall be entitled to receive its portion of the Merger Consideration and dividends or distributions to which such shareholder shall be entitled upon compliance with reasonable conditions imposed by the Continuing Corporation and the Exchange Agent pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s standard policy (including the requirement that the shareholder furnish an affidavit of lost certificate, surety bond or other customary indemnity).

2.3 Rights of Former Holders of Middleburg Common Stock.

At the Effective Date, the stock transfer books of Middleburg shall be closed as to holders of Middleburg Common Stock, and no transfer of Middleburg Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.2 of this Plan of Merger, each Book-Entry Share or Certificate shall from and after the Effective Date represent for all purposes only the right to receive the applicable portion of the Merger Consideration in exchange therefor. To the extent permitted by law, former holders of record of Middleburg Common Stock shall be entitled to vote after the Effective Date at any meeting of Continuing Corporation shareholders the number of whole shares of Continuing Corporation Common Stock into which their respective shares of Middleburg Common Stock are converted, regardless of whether such holders have surrendered their Book-Entry Shares or Certificates for exchange as provided in Section 2.2 of this Plan of Merger. Whenever a dividend or other distribution is declared by the Continuing Corporation on the Continuing Corporation Common Stock, the record date for which is at or after the Effective Date, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but no dividend or other distribution payable to the holders of record of Middleburg Common Stock as of any time subsequent to the Effective Date shall be delivered to the holder of any Book-Entry Share or Certificate issued and outstanding at the Effective Date until such holder surrenders such Book-Entry Share or Certificate for exchange as provided in Section 2.2 of this Plan of Merger. However, upon surrender of such Book-Entry Share or Certificate representing Middleburg Common Stock the Merger Consideration, together with all such undelivered dividends or other distributions without interest, shall be delivered and paid with respect to each Book-Entry Share or other share represented by such Certificate.

2.4 Middleburg Stock Options and Other Equity-Based Awards.

(a) At the Effective Date, each option to purchase shares of Middleburg Common Stock (a “Middleburg Stock Option”) granted under an equity or equity-based compensation plan of Middleburg (a “Middleburg Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Date shall cease, at the Effective Date, to represent a right to acquire Middleburg Common Stock and shall be converted at the Effective Date, without any action on the part of the holder thereof, into the right to receive a cash payment in an amount equal to the product of (i) the difference between the closing sale price of Middleburg Common Stock on the NASDAQ Global Market on the trading day immediately preceding the Effective Date and the per share exercise price of the Middleburg Stock Option immediately prior to the Effective Date, and (ii) the number of shares of Middleburg Common Stock subject to such Middleburg Stock Option, subject to any applicable withholdings. If the exercise price of a Middleburg Stock Option immediately prior to the Effective Date is greater than the closing sale price of Middleburg Common Stock on the NASDAQ Global Market on the trading day immediately preceding the Effective Date, then at the Effective Date such option shall be cancelled without any payment made in exchange therefor. Prior to the Effective Date, Middleburg shall take all commercially reasonable actions to give effect to this Section 2.4(a) including, without limitation, using commercially reasonable efforts to obtain a written consent from each holder of a Middleburg Stock Option to the cancellation of such Middleburg Stock Option in exchange for the cash payment provided by this Section 2.4(a).

(b) Prior to the Effective Date, Middleburg shall take all actions necessary to cause each Middleburg Stock Plan to terminate immediately prior to the Effective Date.

(c) At the Effective Date, each restricted stock award granted under a Middleburg Stock Plan (a “Middleburg Stock Award”) which is unvested or contingent and outstanding immediately prior to the Effective Date, shall fully vest and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Plan of Merger, and the shares of Middleburg Common Stock subject to such Middleburg Stock Award will be treated in the same manner as all other shares of Middleburg Common Stock for such purposes.

2.5 No Fractional Shares.

Each holder of shares of Middleburg Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Continuing Corporation Common Stock multiplied by the closing sale price of Access Common Stock on the NASDAQ Global Market for the trading day immediately preceding (but not including) the Effective Date.

2.6 Treasury Warrant.

At the Effective Date, each warrant to purchase Middleburg Common Stock originally issued to the United States Department of the Treasury (the “Treasury”) pursuant to the Securities Purchase Agreement incorporated into the Letter

Agreement, dated January 30, 2009, between Middleburg and the Treasury, including separate warrants derived therefrom, if any, (each a “Treasury Warrant”), which is then outstanding and unexercised shall cease to represent a right to acquire Middleburg Common Stock and shall be converted into a warrant to purchase shares of Continuing Corporation Common Stock in an amount and at an exercise price determined in accordance with the terms of such Treasury Warrant.

2.7 Withholding Rights.

The Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Plan of Merger to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

ARTICLE 3

Articles of Incorporation and Bylaws of the Continuing Corporation

The Articles of Incorporation and Bylaws of Access as in effect immediately prior to the Effective Date, will be the Articles of Incorporation and Bylaws of the Continuing Corporation.

ARTICLE 4

Conditions Precedent

The obligations of Middleburg and Access to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

ARTICLE 5

Amendment

This Plan of Merger may be amended by Access and Middleburg at any time prior to the Effective Date, whether before or after receipt of the Middleburg Shareholder Approval (as defined in the Agreement) and the Access Shareholder Approval (as defined in the Agreement), provided, however, that after either such approval has been obtained, there shall be made no amendment that by applicable law would require further approval by the holders of Access Common Stock or Middleburg Common Stock, including to effect any of the changes listed in Section 13.1-716E of the VSCA.

ARTICLE 6

Termination

This Plan of Merger may be terminated at any time before the Effective Date by the parties hereto as provided in Article 7 of the Agreement.

Exhibit 1.5(a)

AGREEMENT AND PLAN OF MERGER OF

MIDDLEBURG BANK

WITH AND INTO

ACCESS NATIONAL BANK

This Agreement and Plan of Merger ( this “Bank Merger Agreement”), dated as of October 21, 2016, is by and between Access National Bank, Reston, Virginia (“Access Bank”) and Middleburg Bank, Middleburg, Virginia (“Middleburg Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Parent Merger Agreement”) dated as of October 21, 2016, between Access National Corporation (“ANCX”) and Middleburg Financial Corporation (“MBRG”).

WHEREAS, Middleburg Bank is a Virginia chartered banking corporation and a wholly owned subsidiary of MBRG with its principal office at 111 West Washington Street, Middleburg, Virginia 20117, with an authorized capitalization of 1,000,000 shares of common stock, par value $5.00 per share (“Middleburg Bank Capital Stock”), of which 448,000 shares are issued and outstanding; and

WHEREAS, Access Bank is a national banking association and a wholly owned subsidiary of ANCX with its principal office at 1800 Robert Fulton Drive, Suite 310, Reston, Virginia 20191, with an authorized capitalization of 10,000,000 shares of common stock, par value $5.00 per share (“Access Bank Capital Stock”), of which 3,502,994 shares are issued and outstanding; and

WHEREAS, ANCX and MBRG have entered into the Parent Merger Agreement, pursuant to which MBRG will merge with and into ANCX, with ANCX surviving (the “Parent Merger”); and

WHEREAS, Access Bank and Middleburg Bank desire to merge on the terms and conditions herein provided following the effective time of the Parent Merger, and each of the Boards of Directors of Access Bank and Middleburg Bank has determined that the Bank Merger (as defined herein) is in the best interests of its respective bank, has approved the Bank Merger and has authorized its respective bank to enter into this Bank Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

1. The Bank Merger. Subject to the terms and conditions of the Parent Merger Agreement and this Bank Merger Agreement, at the Effective Time (as defined herein), Middleburg Bank shall merge with and into Access Bank (the “Bank Merger”) under the laws of the United States and of the Commonwealth of Virginia and in accordance with the provisions of 12 U.S.C. § 215a. Access Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effects of the Bank Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a, the applicable provisions of the regulations of the Office of the Comptroller of the Currency (the “OCC”) and other applicable law:

(i) The separate existence of Middleburg Bank shall cease, and the Surviving Bank shall continue its existence under the laws of the United States as a national banking association. At the Effective Time the Surviving Bank shall be considered the same business and corporate entity as Access Bank and Middleburg Bank with all the rights, powers and duties of each of Access Bank and Middleburg Bank;

(ii) All assets, interests, rights and appointments of Access Bank and Middleburg Bank as they exist immediately prior to the Effective Time (as defined herein) shall pass to and vest in the Surviving Bank without any conveyance or other transfer; and

(iii) The Surviving Bank shall be responsible for all the liabilities of every kind and description of Access Bank and Middleburg Bank as they exist immediately prior to the Effective Time;

3. Closing; Effective Time. The closing of the Bank Merger will take place immediately following the Parent Merger or at such other time and date as ANCX may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Bank Merger Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by Access Bank and Middleburg Bank. Subject to applicable law, the Bank Merger shall become effective upon the issuance of a certification of merger by the OCC (such date and time, the “Effective Time”).

4. Articles of Association; Bylaws. The national bank charter, articles of association and bylaws of Access Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until altered, amended or repealed in accordance with their terms and applicable law, subject to Section 5 of this Bank Merger Agreement.

5. Corporate Title; Offices. The corporate title of the Surviving Bank shall be “Access National Bank.” The main office of the Surviving Bank shall be the main office of Access Bank immediately prior to the Effective Time.

6. Directors and Executive Officers. The officers and directors of Access Bank immediately prior to the Effective Time shall be the officers and directors of the Surviving Bank upon the Effective Time. All officers of the Surviving Bank shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board of Directors of the of the Surviving Bank or an appropriately authorized committee thereof.

7. Effect on Shares of Capital Stock. Each share of Access Bank common stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Bank Merger and shall remain issued and outstanding. At the Effective Time, by virtue of the Bank Merger and without any action on the part of any holder of any capital stock of Middleburg Bank, each share of Middleburg Bank capital stock issued and outstanding prior to the Bank Merger shall be automatically cancelled and no cash, new shares of capital stock, or other property shall be delivered in exchange therefor. At and after the Effective Time, certificates evidencing shares of Middleburg Bank capital stock shall not evidence any interest in Middleburg Bank or the Surviving Bank.

8. Conditions Precedent. The Bank Merger and the obligations of the parties under this Bank Merger Agreement, including to consummate the Bank Merger, shall be subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

(i) This Bank Merger Agreement has been approved by ANCX as the sole shareholder of Access Bank and MBRG as the sole shareholder of Middleburg Bank at meetings of shareholders duly called and held or by written consent or consents in lieu thereof;

(ii) The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) of the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired, and all other material consents, approvals, permissions and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired;

(iii) ANCX and Access Bank have obtained any necessary regulatory approvals to operate the main office and the branch offices of Middleburg Bank as offices of the Surviving Bank;

(iv) The Parent Merger shall have been consummated in accordance with the terms of the Parent Merger Agreement at or before the Effective Time; and

(v) No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

9. Covenants. From the date of this Bank Merger Agreement to the Effective Time, Access Bank and Middleburg Bank agree to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Bank Merger Agreement. Without limiting the generality of the foregoing, Access Bank and Middleburg Bank shall proceed expeditiously and cooperate fully in the preparation and submission of such applications or other filings for the Bank Merger with the OCC, the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank acting pursuant to delegated authority) and the Virginia Bureau of Financial Institutions as may be required by applicable laws and regulations.

10. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall determine that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of Middleburg Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Bank Merger Agreement, Middleburg Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Bank Merger Agreement. The proper officers and directors of the Surviving Bank are fully authorized in the name of Middleburg Bank or otherwise to take any and all such action.

11. Authorization; Binding Effect. Each of the parties hereto represents and warrants that this Bank Merger Agreement has been duly authorized, executed and delivered by such party and, assuming the due authorization, execution and delivery by all other parties to this Bank Merger Agreement, constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

12. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Access Bank and Middleburg Bank at any time prior to the Effective Time.

13. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party

14. Assignment. This Bank Merger Agreement may not be assigned by either Access Bank or Middleburg Bank (whether by operation of law or otherwise) without the prior written consent of the other.

15. Termination. This Bank Merger Agreement may be terminated by written agreement of Access Bank and Middleburg Bank at any time prior to the Effective Time, and in any event shall terminate upon the termination of the Parent Merger Agreement in accordance with its terms.

16. Governing Law. Except to the extent governed by laws of the United States applicable hereto, this Bank Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to agreements made and to be performed wholly within such state.

17. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, each of Access National Bank and Middleburg Bank has caused this Bank Merger Agreement to be executed on its behalf by their duly authorized officers, as of the day and year first above written.

ACCESS NATIONAL BANK

By:	/s/ Michael W. Clarke
Michael W. Clarke President and Chief Executive Officer

MIDDLEBURG BANK

By:	/s/ Gary R. Shook
Gary R. Shook President and Chief Executive Officer

[Signature Page to Bank Merger Agreement]

Appendix B

October 21, 2016

The Board of Directors

Access National Corporation

1800 Robert Fulton Drive

Reston, Virginia 20191

Dear Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Access National Corporation (“Buyer”) of the Merger Consideration (as defined below) to be issued and paid by Buyer pursuant to the Agreement and Plan of Reorganization (the “Agreement”), dated as of October 21, 2016, by and between Buyer and Middleburg Financial Corporation (“Target”). Prior to the Merger, Access National Bank, Reston Virginia (the “Buyer Subsidiary”) is a wholly-owned subsidiary of Buyer and Middleburg Bank, Middleburg Virginia (the “Target Subsidiary”) is a wholly-owned subsidiary of Target. Subject to the terms and conditions of the Agreement, Target will merge with and into Buyer (the “Merger”) and each outstanding share of common stock, par value $2.50 per share (“Target Common Stock”), of Target (other than certain shares to be cancelled in accordance with the Agreement) will be converted into and exchanged for the right to receive 1.3314 shares of Buyer common stock, par value $0.835 per share (“Buyer Common Stock”) (collectively, the “Merger Consideration”). Subject to the terms and conditions of the Agreement and the Bank Merger Agreement (as defined in the Agreement), following the Effective Time (as defined in the Merger Agreement), the Target Subsidiary will merge with and into the Buyer Subsidiary with the Buyer Subsidiary as the surviving bank (the “Bank Merger” and, together with the Merger, the “Transaction”), and each share of capital stock of the Target Subsidiary will be automatically canceled and no new cash, new shares of capital stock, or other property shall be delivered in exchange therefor.

In arriving at our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed the financial terms of the Agreement and the Bank Merger Agreement;

(ii)	reviewed certain publicly available historical business and financial information relating to Target and Buyer, and certain other relevant historical business and financial information relating to Target and Buyer made available to us from published sources and from Target and Buyer, including the public filings by Target and Buyer listed on the attached Schedule A;

(iii)	reviewed certain financial forecasts for Target prepared and provided to us by the management of Target (the “Target Financial Forecasts”), and adjustments thereto and extensions thereof prepared by the management of Buyer to take into account certain projected cost savings and synergies, including the amount and timing thereof, expected by the management of Buyer to result from the Transaction (as adjusted, the “Adjusted Target Financial Forecasts”);

(iv)	reviewed certain publicly available consensus “street estimates” for Buyer affirmed to us by management of Buyer (the “Buyer Consensus Projections”) and certain additional financial forecasts for Buyer provided to us by the management of Buyer (the “Buyer Management Financial Forecasts” and, together with the Buyer Consensus Projections, the “Buyer Financial Forecasts”);

(v)	reviewed certain non-public internal financial information and other data relating to Buyer and Target that were provided to us by the Company for the purpose of our analysis and accordingly on which basis we prepared our analysis;

(vi)	met with certain members of the senior management of Target to discuss the business and prospects of Target, and with certain members of the senior management of Buyer to discuss the business and prospects of Target and Buyer, and the projected cost savings and synergies, including the amount and timing thereof, expected by the management of Buyer to result from the Transaction, and relied on the statements made by such persons;

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(vii)	reviewed certain publicly available information with respect to certain other companies we believe to be generally relevant in evaluating the businesses of Target and Buyer;

(viii)	reviewed the publicly available financial terms of certain business combinations we believe to be generally relevant in evaluating the financial terms of the Merger;

(ix)	reviewed historical stock prices and trading volumes of Buyer Common Stock and Target Common Stock;

(x)	reviewed the potential pro forma impact of the Transaction on Buyer based on the financial forecasts and estimates referred to above relating to Target and Buyer; and

(xi)	conducted such other financial studies, analyses and investigations and considered such other financial, economic and market criteria that we deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. With respect to the Target Financial Forecasts, management of Target has advised us, and we have assumed, that the Target Financial Forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Target with respect to the future financial performance of Target. With respect to the Adjusted Target Financial Forecasts, management of Buyer has advised us, and we have assumed, that the Adjusted Target Financial Forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Buyer with respect to the future financial performance of Target following the consummation of the Transaction, after giving effect to the projected cost savings and synergies, including the amount and timing thereof, expected by the management of Buyer to result from the Transaction. With respect to the Buyer Financial Forecasts, the management of Buyer has advised us, and we have assumed, that the Buyer Consensus Projections are reasonable and achievable, and that the Buyer Management Financial Forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Buyer, in each case with respect to the future financial performance of Buyer. We have relied without independent verification upon the assessment of the management of Buyer with respect to the timing and risks associated with the integration of the businesses of Buyer and Target and the risks associated with Buyer’s and Target’s current and contemplated products, services and business models. We express no view or opinion with respect to the Target Financial Forecasts, the Adjusted Target Financial Forecasts, the Buyer Financial Forecasts or the assumptions on which they are based including, without limitation, the projected cost savings and synergies expected by Buyer management to result from the Transaction, which cost savings and synergies we have, at your direction, assumed will be achieved in the amounts and at the times indicated thereby. You have advised us and we have assumed without undertaking any responsibility for the independent verification thereof, that the Adjusted Target Financial Forecasts, the Buyer Financial Forecasts and the assumptions on which they are based are a reasonable basis on which to evaluate Target, Buyer and the proposed Transaction and, at your direction, we have used and relied upon the Adjusted Target Financial Forecasts and the Buyer Financial Forecasts for purposes of our analyses and this opinion. We have also relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Target or Buyer since the dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this opinion, and that there is no information or any facts or developments that would make any of the information reviewed by us incomplete or misleading. We also have assumed, with your consent, that (i) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction (which we assume will be obtained), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Target, Buyer or the contemplated benefits of the Transaction; (ii) the representations and warranties made by the parties in the Agreement are accurate and complete in all respects material to our analyses and this opinion; (iii) each party to the Agreement will perform in all material respects all of its covenants and obligations thereunder; (iv) the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or provision thereof that is material to our analyses or this opinion; and (v) the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also

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assumed that the Merger Agreement and Bank Merger Agreement, when executed by the relevant parties thereto, will conform to the drafts of such agreements and other documents reviewed by us in all respects material to our analyses.

This opinion only addresses the fairness, from a financial point of view, to Buyer of the Merger Consideration to be issued and paid by Buyer in respect of the outstanding shares of Target Common Stock in the Merger pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or, except to the extent expressly provided herein, the amounts of the Merger Consideration to be issued and paid in the Merger; the allocation of the outstanding Buyer Shares after giving effect to the Transaction as between the current holders of Buyer Shares and the current holders of Target Common Stock or any individual members or groups thereof; the dilutive or other effects of the Transaction on the existing holders of Buyer Shares; the solvency or fair value of Buyer, Target or any other entity or person or their respective assets or liabilities under any laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; any tax implications of the Transaction to Buyer or its security holders or any other party; the fairness of any portion or aspect of the Transaction to the current holders of any class of securities, creditors or other constituencies of Buyer, Target or to any other party; or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Merger Consideration to be paid to Target’s shareholders or otherwise.

We are not expressing any opinion or providing any advice, counsel or interpretation, with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have assumed that any such opinions, advice, counsel or interpretations have been or will be obtained by Buyer from appropriate professional sources. Furthermore, we have, with your consent, relied upon the assessments by Buyer and its other advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Buyer, Target and the Transaction.

This opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Although subsequent developments may affect this opinion, we assume no obligation to update, revise or reaffirm this opinion. As you are aware, the credit, financial and stock markets may experience significant volatility. We express no opinion or view as to any potential effects of such volatility on Buyer, the Buyer Subsidiary, Target, the Target Subsidiary or the Transaction. This opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Buyer, the Buyer Subsidiary, Target, the Target Subsidiary or any other party to the Transaction, nor does it address the underlying business decision of the Board of Directors of Buyer (the “Board”), the Buyer Subsidiary, Target, the Target Subsidiary or any other party to proceed with the Transaction. Furthermore, in connection with this opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Buyer, the Buyer Subsidiary, Target, the Target Subsidiary or any other party, nor were we provided with any such appraisal or evaluation. In addition, we have not received or reviewed any individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Buyer, the Buyer Subsidiary, Target, the Target Subsidiary or any of their respective subsidiaries and we have not been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are adequate to cover such losses. We do not express any opinion as to what the value of Buyer Shares actually will be when issued pursuant to the Merger, or the price or range of prices at which Buyer Common Stock or Target Common Stock may be purchased or sold at any time. With your consent, we have assumed that the Buyer Shares to be issued in the Merger will be listed on the NASDAQ Global Market.

FBR Capital Markets & Co. (“FBRC”) has acted as financial advisor to Buyer in connection with the Transaction and will receive a fee for its services, which is contingent upon the successful completion of the Transaction. We will also receive a fee for rendering this opinion, which is not contingent upon the successful completion of the Transaction. In

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addition, Buyer has also agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement. Other than this engagement, during the two years preceding the date of this opinion, FBRC has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Buyer, Target, certain of their affiliates and any other company that may be involved in the Transaction. We and our affiliates may in the future provide investment banking and other financial services to Buyer, Target and certain of their respective affiliates, for which we and our affiliates would expect to receive compensation. FBRC has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that are advising Buyer.

In the past two years, we have not provided investment banking and financial advisory services to Buyer (other than in connection with the Merger) or Target. It is understood that this opinion is solely for the information of the Board (in its capacity as such) in connection with its consideration of the proposed Merger. This opinion may not be quoted or referred to, in whole or in part, filed with, or furnished or disclosed to any other party, or used for any other purpose, without our prior written consent, except as described in the remainder of this paragraph. If and to the extent required by law or regulation, this opinion and a summary thereof and references thereto may be included in documents to be filed with the Securities and Exchange Commission, provided that any such summary or reference language shall also be subject to the prior written approval by FBRC. This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

This opinion is not intended to and should not be construed as creating any fiduciary duty on the part of FBRC to the Board, Buyer, Target, any security holder of Buyer or any other party. This opinion does not constitute a recommendation to the Board, Buyer, Target, any securityholder of Buyer or any other person as to how to act or vote on any matter relating to the Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued and paid by Buyer pursuant to the Agreement is fair, from a financial point of view, to Buyer.

Very truly yours,

/s/ Kenneth P. Slosser
Kenneth P. Slosser Head of Investment Banking and EVP FBR Capital Markets & Co.

FBR Capital Markets & Co. . 299 Park Avenue, 7th Floor . New York, NY 10171 . www.fbr.com

Schedule A

Certain Public Filings

	Name of Document	Date Filed	Period Covered

BUYER	Form 10-K	03/15/2016	12/31/2014 – 12/31/2015
	Form 10-Q	05/10/2016	01/01/2016 – 03/31/2016
	Form 10-Q	08/09/2016	04/01/2016 – 06/30/2016
	Proxy Statement Pursuant to Section 14(a)	04/18/2016
	Form 8-K, Current Report Pursuant to Section 13 or 15(d)	10/17/2016	06/30/2016 – 09/30/2016
TARGET	Form 10-K	03/14/2016	12/31/2014 – 12/31/2015
	Form 10-Q	05/09/2016	01/01/2016 – 03/31/2016
	Form 10-Q	08/09/2016	04/01/2016 – 06/30/2016
	Proxy Statement Pursuant to Section 14(a)	04/12/2016

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Appendix C

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

October 20, 2016

Board of Directors

Middleburg Financial Corporation

111 West Washington Street

Middleburg, VA 20117

Ladies and Gentlemen:

Middleburg Financial Corporation (the “Company”) and Access National Corporation (“Access”) are proposing to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which the Company will merge with and into Access, with Access being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Date, each share of common stock, par value $2.50 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Date, except for certain shares of Company Common Stock as specified in the Agreement, will be converted into the right to receive 1.3314 shares (the “Exchange Ratio”) of common stock, par value $0.835 per share, of Access (“Access Common Stock”). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated October 19, 2016; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Access that we deemed relevant; (iv) certain financial projections for the Company for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions for the Company, as provided by the respective senior managements of the Company and Access, that were prepared by such senior managements to reflect the Company’s recent financial performance and that we have been directed by the Company to rely upon and utilize for purposes of our analysis and this opinion; (v) mean publicly available analyst estimates for Access for the years ending December 31, 2016, December 31, 2017 and December 31, 2018, as well as estimated long-term annual earnings growth rate, dividend and other assumptions for Access, as provided by the senior management of Access; (vi) the pro forma financial impact of the Merger on Access based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Access; (vii) the relative contribution of assets, liabilities, equity and earnings of Company and Access to the combined entity; (viii) the publicly reported historical price and trading activity for Company Common Stock and Access Common Stock, including a comparison of certain stock market information for Company Common Stock and Access Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (ix) a comparison of certain financial information for the Company and Access with similar institutions for which information is publicly available; (x) the financial terms of certain recent business combinations in the bank and thrift industry on a nationwide basis, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of the Company the business, financial condition, results of operations and prospects of the Company and held similar discussions with certain members of the senior management of Access regarding the business, financial condition, results of operations and prospects of Access.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by the Company or Access or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of the Company and Access that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Access or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of the Company or Access. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Access, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to the Company or Access. We have assumed, with your consent, that the respective allowances for loan losses for both the Company and Access are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain financial projections for the Company for the years ending December 31, 2016 and December 31, 2017 and estimated long-term annual earnings growth rate, dividend and other assumptions for the Company, as provided by the respective senior managements of the Company and Access, as well as mean publicly available analyst estimates for Access for the years ending December 31, 2016, December 31, 2017 and December 31, 2018 and estimated long-term annual earnings growth rate, dividend and other assumptions for Access, as provided by the senior management of Access. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Access. With respect to the foregoing information, the respective senior managements of the Company and Access confirmed to us that such information reflected (or, in the case of the mean publicly available analyst estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of the Company and Access, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or Access since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Company and Access will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Access or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock or Access Common Stock at any time or what the value of Access Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties. In the two years preceding the date of this opinion,

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

we have provided certain other investment banking services to the Company and received fees for such services. Earlier this year, we were engaged, and we continue to be engaged, as the Company’s financial advisor in connection with the Company’s strategic defense planning and its Board of Directors’ consideration of alternative strategies. We have not provided any investment banking services to Access in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company and its affiliates. We may also actively trade the equity and debt securities of the Company, Access and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Company Common Stock and does not address the underlying business decision of the Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of the Company or Access, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The laws of the Commonwealth of Virginia pursuant to which Access National Corporation (“Access”) is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of Access, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of Access as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of Access, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

Access has purchased officers’ and directors’ liability insurance policies. Within the limits of their coverage, the policies insure (i) the directors and officers of Access against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by Access and (ii) Access to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed as a part of this registration statement are as follows:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated October 21, 2016, between Access National Corporation and Middleburg Financial Corporation, and the related Plan of Merger (filed as Appendix A to the joint proxy statement/prospectus included in this registration statement and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of Access (incorporated by reference to Exhibit 3.1 to Access’s Form 8-K filed July 18, 2006).

3.1.1	Articles of Amendment to Amended and Restated Articles of Incorporation of Access National Corporation (incorporated by reference to Exhibit 3.1.1 to Form 10-Q filed August 15, 2011).

3.2	Amended and Restated Bylaws of Access National Corporation (incorporated by reference to Exhibit 3.2 to Form 8-K filed October 24, 2007).

4.1	Specimen certificate of Access common stock. *

5.1	Opinion of Troutman Sanders LLP, regarding the legality of the securities being registered. *

8.1	Opinion of Troutman Sanders LLP regarding certain tax matters. *

8.2	Opinion of Williams Mullen, a Professional Corporation (Richmond, Virginia) (“Williams Mullen”) regarding certain tax matters. *

10.5	Annual Compensation of Non-Employee Directors (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 15, 2016).

10.6	Base Salaries for Named Executive Officers (incorporated by reference to Exhibit 10.6 to Form 10-K filed March 15, 2016).

10.10	Access National Corporation 2009 Stock Option Plan, effective May 19, 2009 (incorporated by reference to Appendix A to the definitive proxy statement filed April 15, 2009).

10.10.1	Form of Stock Option Agreement for Employee under 2009 Stock Option Plan (incorporated by reference to Exhibit 10.10.1 to Form 8-K filed July 6, 2009).

10.10.2	Form of Stock Option Agreement for Non-employee Directors under 2009 Stock Option Plan (incorporated by reference to Exhibit 10.10.2 to Form 10-K filed March 14, 2014).

Exhibit No.	Description of Exhibit

10.13	Employment Agreement between Access National Bank and Michael W. Clarke (incorporated by reference to Exhibit 10.13 to Form 10-K filed March 18, 2013).

10.13.1	Amendment to Employment Agreement between Access National Bank and Michael W. Clarke, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.13.1 to Form 8-K filed November 25, 2013).

10.14	Employment Agreement between Access National Bank and Robert C. Shoemaker (incorporated by reference to Exhibit 10.14 to Form 10-K filed March 18, 2013).

10.14.1	Amendment to Employment Agreement between Access National Bank and Robert C. Shoemaker, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.14.1 to Form 8-K filed November 25, 2013).

10.15	Employment Agreement between Access National Bank and Dean Hackemer (incorporated by reference to Exhibit 10.15 to Form 10-K filed March 18, 2013).

10.15.1	Amendment to Employment Agreement between Access National Bank and Dean Hackemer, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.15.1 to Form 8-K filed November 25, 2013).

10.16	Employment Agreement between Access National Bank and Margaret M. Taylor (incorporated by reference to Exhibit 10.16 to Form 10-Q filed May 10, 2013).

10.16.1	Amendment to Employment Agreement between Access National Bank and Margaret M. Taylor, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.16.1 to Form 8-K filed November 25, 2013).

10.17	Form of Affiliate Agreement, dated as of October 21, 2016, by and among Access, Middleburg and certain shareholders of Access (incorporated by reference to Exhibit 99.1 to Access’s Form 8-K filed October 25, 2016).

10.18	Form of Affiliate Agreement, dated as of October 21, 2016, by and among Access, Middleburg and certain shareholders of Middleburg (incorporated by reference to Exhibit 99.2 to Access’s Form 8-K filed October 25, 2016).

10.19	Voting and Standstill Agreement, dated October 21, 2016, by and among David L. Sokol, the David L. Sokol Revocable Trust, Access and Middleburg (incorporated by reference to Exhibit 99.3 to Access’s Form 8-K filed October 25, 2016).

10.20	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, among Access National Bank, Middleburg Investment Group, Middleburg Trust Company and Gary R. Shook. *

10.21	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, between Access National Bank and Jeffrey H. Culver. *

10.22	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, among Middleburg Investment Group, Middleburg Trust Company and David L. Hartley. *

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Access’s Form 10-K for the year ended December 31, 2015 filed March 15, 2016).

23.1	Consent of BDO USA, LLP, as accountants for Access. *

23.2	Consent of Yount, Hyde & Barbour, P.C., as accountants for Middleburg. *

23.3	Consent of Troutman Sanders LLP (included as part of Exhibit 5.1). *

23.4	Consent of Troutman Sanders LLP (included as part of Exhibit 8.1). *

23.5	Consent of Williams Mullen (included as part of Exhibit 8.2). *

24	Powers of Attorney (signature page).

99.1	Consent of FBR Capital Markets & Co. *

99.2	Consent of Sandler O’Neill & Partners, L.P. *

Exhibit No.	Description of Exhibit

99.3	Form of proxy card of Access. †

99.4	Form of proxy card of Middleburg. †

*	Filed herewith.
†	To be filed by amendment.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on December 12, 2016.

ACCESS NATIONAL CORPORATION

By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer
(Principal Executive Officer)

SIGNATURES

We, the undersigned directors and officers of Access National Corporation (“Access”) hereby severally constitute and appoint Michael W. Clarke, Margaret M. Taylor, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable Access to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Clarke	Director, President and	December 12, 2016
Michael W. Clarke	Chief Executive Officer (Principal Executive Officer)

/s/ Margaret M. Taylor	Executive Vice President and	December 12, 2016
Margaret M. Taylor	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ John W. Edgemond, IV	Director	December 9, 2016
John W. Edgemond, IV

/s/ Martin S. Friedman	Vice Chairman and Director	December 12, 2016
Martin S. Friedman

/s/ Michael G. Anzilotti	Chairman and Director	December 9, 2016
Michael G. Anzilotti

Director
Thomas M. Kody

/s/ Robert C. Shoemaker	Director	December 11, 2016
Robert C. Shoemaker

/s/ J. Randolph Babbitt	Director	December 9, 2016
J. Randolph Babbitt

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated October 21, 2016, between Access National Corporation and Middleburg Financial Corporation, and the related Plan of Merger (filed as Appendix A to the joint proxy statement/prospectus included in this registration statement and incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of Access (incorporated by reference to Exhibit 3.1 to Access’s Form 8-K filed July 18, 2006).

3.1.1	Articles of Amendment to Amended and Restated Articles of Incorporation of Access National Corporation (incorporated by reference to Exhibit 3.1.1 to Form 10-Q filed August 15, 2011).

3.2	Amended and Restated Bylaws of Access National Corporation (incorporated by reference to Exhibit 3.2 to Form 8-K filed October 24, 2007).

4.1	Specimen certificate of Access common stock. *

5.1	Opinion of Troutman Sanders LLP, regarding the legality of the securities being registered. *

8.1	Opinion of Troutman Sanders LLP regarding certain tax matters. *

8.2	Opinion of Williams Mullen, a Professional Corporation (Richmond, Virginia) (“Williams Mullen”) regarding certain tax matters. *

10.5	Annual Compensation of Non-Employee Directors (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 15, 2016).

10.6	Base Salaries for Named Executive Officers (incorporated by reference to Exhibit 10.6 to Form 10-K filed March 15, 2016).

10.10	Access National Corporation 2009 Stock Option Plan, effective May 19, 2009 (incorporated by reference to Appendix A to the definitive proxy statement filed April 15, 2009).

10.10.1	Form of Stock Option Agreement for Employee under 2009 Stock Option Plan (incorporated by reference to Exhibit 10.10.1 to Form 8-K filed July 6, 2009).

10.10.2	Form of Stock Option Agreement for Non-employee Directors under 2009 Stock Option Plan (incorporated by reference to Exhibit 10.10.2 to Form 10-K filed March 14, 2014).

10.13	Employment Agreement between Access National Bank and Michael W. Clarke (incorporated by reference to Exhibit 10.13 to Form 10-K filed March 18, 2013).

10.13.1	Amendment to Employment Agreement between Access National Bank and Michael W. Clarke, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.13.1 to Form 8-K filed November 25, 2013).

10.14	Employment Agreement between Access National Bank and Robert C. Shoemaker (incorporated by reference to Exhibit 10.14 to Form 10-K filed March 18, 2013).

10.14.1	Amendment to Employment Agreement between Access National Bank and Robert C. Shoemaker, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.14.1 to Form 8-K filed November 25, 2013).

10.15	Employment Agreement between Access National Bank and Dean Hackemer (incorporated by reference to Exhibit 10.15 to Form 10-K filed March 18, 2013).

10.15.1	Amendment to Employment Agreement between Access National Bank and Dean Hackemer, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.15.1 to Form 8-K filed November 25, 2013).

10.16	Employment Agreement between Access National Bank and Margaret M. Taylor (incorporated by reference to Exhibit 10.16 to Form 10-Q filed May 10, 2013).

10.16.1	Amendment to Employment Agreement between Access National Bank and Margaret M. Taylor, dated as of November 19, 2013 (incorporated by reference to Exhibit 10.16.1 to Form 8-K filed November 25, 2013).

Exhibit No.	Description of Exhibit

10.17	Form of Affiliate Agreement, dated as of October 21, 2016, by and among Access, Middleburg and certain shareholders of Access (incorporated by reference to Exhibit 99.1 to Access’s Form 8-K filed October 25, 2016).

10.18	Form of Affiliate Agreement, dated as of October 21, 2016, by and among Access, Middleburg and certain shareholders of Middleburg (incorporated by reference to Exhibit 99.2 to Access’s Form 8-K filed October 25, 2016).

10.19	Voting and Standstill Agreement, dated October 21, 2016, by and among David L. Sokol, the David L. Sokol Revocable Trust, Access and Middleburg (incorporated by reference to Exhibit 99.3 to Access’s Form 8-K filed October 25, 2016).

10.20	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, among Access National Bank, Middleburg Investment Group, Middleburg Trust Company and Gary R. Shook. *

10.21	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, between Access National Bank and Jeffrey H. Culver. *

10.22	Employment Agreement, dated October 21, 2016 and effective upon the merger of Middleburg Financial Corporation into Access National Corporation, among Middleburg Investment Group, Middleburg Trust Company and David L. Hartley. *

21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to Access’s Form 10-K for the year ended December 31, 2015 filed March 15, 2016).

23.1	Consent of BDO USA, LLP, as accountants for Access. *

23.2	Consent of Yount, Hyde & Barbour, P.C., as accountants for Middleburg. *

23.3	Consent of Troutman Sanders LLP (included as part of Exhibit 5.1). *

23.4	Consent of Troutman Sanders LLP (included as part of Exhibit 8.1). *

23.5	Consent of Williams Mullen (included as part of Exhibit 8.2). *

24	Powers of Attorney (signature page).

99.1	Consent of FBR Capital Markets & Co. *

99.2	Consent of Sandler O’Neill & Partners, L.P. *

99.3	Form of proxy card of Access. †

99.4	Form of proxy card of Middleburg. †

*	Filed herewith.
†	To be filed by amendment.